95

07024198

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sage Group

*CURRENT ADDRESS

PROCESSED
JUN 0 8 2007
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34736 FISCAL YEAR 9-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dew

DATE: 6/6/07

sage

The Sage Group plc

Annual Report and Accounts 2006

Bringing business management software and services together for 5.2 million customers worldwide

Directors' Report

For the year ended 30 September 2006

The directors present their report and the audited financial statements for the year ended 30 September 2006

PRINCIPAL ACTIVITIES

The Group's principal activities during the year continued to be the development distribution and support of business management software and related products and services for medium-sized and smaller businesses

BUSINESS REVIEW

The Group achieved a profit on ordinary activities before taxation of £221 2m on revenue of £935 6m

The information that fulfils the requirements of the Business Review including Key Performance Indicators can be found in the Operating and Financial Review on pages 7 to 24 which is incorporated in this report by reference

The purpose of this Annual Report is to provide information to the members of the Company The Annual Report contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group By their nature, these statements involve uncertainty since future events and circumstances can cause results and developments to differ materially from those anticipated The forward-looking statements reflect knowledge and information available at the date of preparation of this Annual Report and the Company undertakes no obligation to update these forward-looking statements Nothing in this Annual Report should be construed as a profit forecast

RESULTS AND DIVIDENDS

The trading results for the year, dividends paid and proposed and the amount transferred to reserves are set out on page 53 The Board proposes a final dividend of 2 51 pence per share (2005 1 953 pence per share) taking the proposed full year dividend to 3 59 pence per share (2005 2 875 pence per share)

RESEARCH AND DEVELOPMENT

During the year, the Group invested £94 8m in research and development (2005 £80 5m) This has resulted in a number of new products and features as referred to in the Operating and Financial Review on pages 7 to 24

CHARITABLE CONTRIBUTIONS AND POLITICAL DONATIONS

During the year, within the UK, charitable contributions totalling £103,000 were made, which included £50,000 to The Tyne and Wear Community Foundation, £15,000 to The Community Foundation for Greater Manchester, £15,000 to The Berkshire Community Foundation, £15,000 to the NSPCC £4,500 for children's charity Christmas presents and a total of £3,500 smaller contributions to numerous charities The rest of the Group made charitable contributions totalling £97 100 No political donations were made in the year

DIRECTORS AND THEIR INTERESTS

A list of directors, their interests in the ordinary share capital of the Company and details of their options over the ordinary share capital of the Company are given in the Remuneration Report on pages 39 to 50 No director had a material interest in any significant contract, other than a service contract or contract for services, with the Company or any of its subsidiaries at any time during the year

As at the date of this report, indemnities are in place under which the Company has agreed to indemnify the directors to the extent permitted by law and by the Company's articles of association, in respect of all liabilities incurred in connection with the performance of their duties as a director of the Company or its subsidiaries Copies of these indemnities are available for review at the registered office of the Company

EMPLOYMENT POLICY

The Group continues to give full and fair consideration to applications for employment made by disabled persons, having regard to their respective aptitudes and abilities The policy includes, where practicable, the continued employment of those who may become disabled during their employment and the provision of training and career development and promotion, where appropriate The Group has continued its policy of employee involvement by making information available to employees on matters of concern to them Many employees are stakeholders in the business through participation in share option schemes Further details of employment policies are given on pages 18 and 19

CREDITOR PAYMENT POLICY
Given the international nature of its operations, the Group does not operate a standard code in respect of payments to suppliers Subsidiary operating companies are responsible for agreeing the terms and conditions under which business transactions with their suppliers are conducted, including the terms of payment It is the Group's policy that payments to suppliers are made promptly in accordance with these terms Creditor days for the Group have been calculated at 40 days (2005 37 days)

SUBSTANTIAL SHAREHOLDINGS
At 18 January 2007, the Company had been notified, in accordance with sections 198 to 208 of the Companies Act 1985, of the following interests in the ordinary share capital of the Company

Zurich Assurance Ltd	5 07%
FMR Corp	4 98%
The Capital Group Companies, Inc	3 97%
Scottish Widows Investment Partnership Ltd	3 23%
Legal & General Investment Management Ltd	3 00%

FUTURE DEVELOPMENTS
The Group's future developments are described in the Operating and Financial Review on pages 7 to 24

ANNUAL GENERAL MEETING
Notice of the nineteenth Annual General Meeting of The Sage Group plc to be held on Tuesday 6 March 2007 is set out on pages 115 to 118 A form of proxy is enclosed for members who wish to use one It should be returned so as to be with the Company's registrars no later than 10 00am on 4 March 2007 Shareholders with internet access may register their voting instructions online for the forthcoming Annual General Meeting They may register their vote electronically by going to www sharevote co uk They will be required to key in the three security numbers printed on the form of proxy to access the voting site CREST members may appoint their proxy or proxies electronically via Lloyds TSB Registrars (ID 7RA01)

The Resolutions to be put at the Annual General Meeting are in the notice of Annual General Meeting set out on pages 115 to 118

Resolution 1 is to receive and consider the audited accounts for the year ended 30 September 2006 together with the reports of the directors and auditors The directors are required to present to the meeting the accounts together with these reports which are contained in this Annual Report

Resolution 2 recommends a final dividend of 2 51 pence per ordinary share be declared The final dividend declared cannot exceed the amount recommended by the directors The proposed final dividend, which will be payable on 9 March 2007 to holders of ordinary shares registered at the close of business on 9 February 2007, will bring the total dividend for the year to 3 59 pence per share Last year the total dividend was 2 875 pence per share

Resolutions 3 to 7 relate to the re-appointment of certain directors to the Board

In accordance with the Company's articles of association, Sir Julian Horn-Smith, Ms R Markland, Mr P A Walker, Mr P S Harrison and Mr P L Stobart will be retiring at the Annual General Meeting and, being eligible, will offer themselves for re-election Messrs Walker, Harrison and Stobart have service contracts with the Company terminable on twelve months' notice by the Company

Sir Julian Horn-Smith has a contract for services with the Company for a fixed period of three years from 3 March 2006 terminable within that period by 12 months' notice from the Company or from him

Ms R Markland has a contract for services with the Company for a fixed term of three years from 13 September 2006, terminable within that period by six months' notice from the Company and one month's notice from her

sage

Directors' Report continued

Resolution 3 relates to the re-appointment of Sir Julian Horn-Smith Sir Julian joined the Board in March 2006 becoming Chairman on 1 August that year He is also a non-executive director of Lloyds TSB and from 1984 to 2006 he was a senior executive of Vodafone Group plc becoming its Deputy Chief Executive Officer in 2005

Resolution 4 relates to the re-appointment of Ms R Markland Ms Markland joined the Board on 13 September 2006 She is a non-executive director of Standard Chartered plc and has extensive experience of business in the Far East from her time as Managing Partner, Asia of the international law firm Freshfields Bruckhaus Deringer

Resolution 5 relates to the re-election of Mr P A Walker Mr Walker joined the Company in 1984, becoming Finance Director in 1987 and Chief Executive in 1994

Resolution 6 relates to the re-election of Mr P S Harrison Mr Harrison joined the Group as Financial Controller in 1997 becoming Group Finance Director in 2000

Resolution 7 relates to the re-election of Mr P L Stobart Mr Stobart joined the Group in 1996 becoming Managing Director of UK and Ireland in June 2003

Further biographical details of Messrs Horn-Smith, Walker, Harrison Stobart and Ms Markland are set out on pages 27 and 28

The Nomination Committee, which is the Committee of the Board which considers the balance of the Board and the mix of skills, knowledge and experience of its members has considered and approved the re-appointment of Ms Markland and of Messrs Horn-Smith, Walker, Harrison and Stobart Messrs Horn-Smith, Walker, Harrison and Stobart have been subject to a formal evaluation procedure in the last twelve months Following that procedure the Chairman confirms the continuing commitment and contribution of Messrs Walker Harrison and Stobart to their roles Mr D H Clayton, the Senior Independent Director, also confirms the continuing commitment and contribution to his role of Sir Julian Horn-Smith Having joined the Board in September 2006 Ms Markland has not yet been subject to such a procedure

Resolution 8 relates to the re-appointment of the auditors PricewaterhouseCoopers LLP have indicated their willingness to continue in office

Resolution 9 is to approve the Remuneration Report on pages 39 to 50 The Directors Remuneration Report Regulations 2002 (the "Regulations") require that a report, prepared in accordance with the Regulations, is put to a vote of shareholders at the Annual General Meeting

Resolutions 10 and 11 will be proposed to enable the directors to renew their existing power to allot unissued shares in the capital of the Company up to an aggregate nominal amount of £4,314,200 (representing 33 2% of the nominal value of the Company's issued share capital on 18 January 2007 the latest practicable date prior to the printing of this document) and to allot equity securities for cash up to an aggregate nominal amount of £647,140 (representing 4 98% of the issued ordinary share capital of the Company on 18 January 2007 the latest practicable date prior to the printing of this document) These authorities will expire at the conclusion of the next Annual General Meeting of the Company The directors do not have any present intention of exercising these authorities other than in connection with the Group's employee share schemes and do not intend to issue more than 7 5% of the issued share capital of the Company under the authority to allot equity securities for cash in any three year period without prior consultation with the relevant investor groups The Company currently holds no shares in treasury

Resolution 12 set out in the Notice of Meeting will be proposed to continue to enable the Company to purchase its own shares in accordance with section 166 of the Companies Act 1985 on such terms and in such manner as the directors determine, subject to the following

- The price which may be paid for each ordinary share will not be less than the nominal value of the share and will not exceed the higher of 5% above the average of the mid-market price of the ordinary shares of the Company (as derived from the London Stock Exchange Daily Official List) for the five business days before the purchase is made and that amount stipulated by Article 5(1) of the Buy-back and Stabilisation Regulation 2003, in each case exclusive of any expenses payable by the Company,
- The maximum aggregate number of shares that may be purchased pursuant to this authority shall be limited to 129,428,000 shares which is equivalent to approximately 10% of the Company's issued share capital as at 30 September 2006

The authority will remain in force until the conclusion of the next Annual General Meeting of the Company but will terminate on 31 March 2008 if the Annual General Meeting has not been held by that date

The Company may agree before the authority terminates to purchase ordinary shares where the purchase will or may be executed after the authority terminates (either in whole or in part) The Company may complete such a purchase even though the authority has ended

The Company has no present intention to exercise this authority, nor were any shares repurchased in the year to 30 September 2006 under previous authorities In any event, the power given by the resolution will only be exercised if the directors are satisfied that any purchase will increase the earnings per share of the ordinary share capital in issue after the purchase and, accordingly, that the purchase is in the interests of shareholders The directors will also give careful consideration to gearing levels of the Company and its general financial position The purchase price would be paid out of distributable profits

A listed company may hold shares in treasury, as an alternative to cancelling them, following a purchase of own shares by the Company in accordance with the Companies Act 1985 Shares held in treasury in this manner will be available for resale by the Company or may be transferred for the purpose of or pursuant to an employees' share scheme Accordingly, if the directors exercise the authority conferred by Resolution 12 the Company will have the option of holding those shares in treasury rather than cancelling them Your Board will have regard to any guidelines published by any of the investor groups in force at the time of any such purchase, holding or re-sale of treasury shares

The total number of options to subscribe for ordinary shares and awards to be satisfied by newly issued ordinary shares under other long-term incentive plans of the Group that were outstanding at 18 January 2007 (being the latest practicable date prior to the printing of this report) was 48 355 605 The proportion of issued share capital that they represented at that time was 3 72 per cent and the proportion of issued share capital that they will represent if the full authority to purchase shares (existing and being sought) is used is 4 14 per cent

The Company's articles of association are reviewed annually As a result of this review, the Company proposes to change its articles of association to reflect recent legislative changes The Companies (Audit, Investigations and Community Enterprise) Act 2004 changed the provisions of section 310 of the Companies Act 1985 to give companies the power to extend indemnities to directors to cover liability to third parties and to provide funding for directors' defence costs as they are incurred The Company proposes to amend its articles of association to give the Company the opportunity to take advantage of these new provisions and to allow a director to vote in relation to a resolution concerning directors' indemnification by the Company

Companies listed on the London Stock Exchange are now required to produce their group accounts in accordance with International Financial Reporting Standards ("IFRS") The Company proposes to make certain amendments to Article 85 (power to borrow money) to update the terminology used in Article 85 to the new terminology used by IFRS and appearing on consolidated balance sheets prepared under IFRS The Company's borrowing limit is currently an amount equal to two times adjusted capital and reserves (after adding back any amounts attributable to goodwill which have been written-off) In order to preserve the Company's borrowing power and ability to make acquisitions in the future, the Company proposes that this figure be increased to two and a half times adjusted total equity (without any addition for goodwill written-off)

Resolution 13 will effect these changes if passed

Resolution 14 set out in the Notice of Meeting will be proposed to enable the Company to take advantage of the new rules in the Companies Act 2006 on implied consent to website usage and, as a listed company, to benefit from the rules on electronic and website communications in the Disclosure and Transparency Rules which recently came into force

By Order of the Board

M J Robinson
Secretary
18 January 2007

sage

Corporate Governance Statement

The Company and the Group are committed to high standards of corporate governance and the Board is accountable to the Company's shareholders for good corporate governance This statement describes how the relevant principles of corporate governance are applied by the Company Throughout the year the Company has been in compliance with the provisions set out in the Revised Combined Code on Corporate Governance issued by the Financial Reporting Council (the "Combined Code"), other than A 3 2 relating to the composition of the Board and A 3 3 relating to the Senior Independent Director

Rule A 3 2 requires at least half the Board, not counting the Chairman, to comprise non-executive directors determined by the Board to be independent For the period from the appointment of Sir Julian Horn-Smith to the role of Chairman of the Board on 1 August 2006 to the appointment to the Board of Ms R Markland on 13 September 2006 this ratio was not maintained There were a number of changes to the Board during the year which made compliance difficult to achieve in this short period With the appointment of Ms R Markland on 13 September 2006 the Company is fully compliant with the rule

Rule A 3 3 requires the Board to appoint one of the independent non-executive directors to the role of Senior Independent Director Mr L C N Bury, who fulfilled this role, retired from the Board on 2 March 2006 Sir Julian Horn-Smith, who joined the Board in March 2006 and became Chairman on 1 August 2006, fulfilled the role for the period from Mr L C N Bury's retirement to his appointment as Chairman on 1 August 2006 On 12 September 2006, Mr D H Clayton was appointed to the role and so for a short period from 1 August 2006 to 11 September 2006 the role was vacant

THE WORKINGS OF THE BOARD AND ITS COMMITTEES

The Board

The Board currently comprises the non-executive Chairman, the Chief Executive, four other executive directors and five other independent non-executive directors The roles of the Chairman and the Chief Executive are quite distinct from one another and are clearly defined in written terms of reference for each role adopted by the Board and available to shareholders on request to the Secretary at the registered office and on the Company's website at www sage com

The directors' biographies appear on pages 27 and 28 These demonstrate that the directors have a range of experience and are of sufficient calibre to bring independent judgement on issues of strategy performance resources and standards of conduct which is vital to the success of the Group All directors are subject to re-election at least every three years

The Board is responsible to shareholders for the proper management of the Group Where it is considered appropriate, training is made available to directors and training needs are assessed as part of the evaluation procedure of the Board referred to below A statement of the directors' responsibilities in respect of the accounts is set out on page 38 The Board has formally adopted a schedule of matters specifically reserved to it for decision which is available to shareholders on request to the Secretary at the registered office and which is also available on the Company's website at www sage com All directors have access to the advice and services of the Secretary, who is responsible to the Board for ensuring that Board procedures are followed and that applicable rules and regulations are complied with The Secretary ensures that the directors take independent professional advice as required at the expense of the Company when it is judged necessary to discharge their responsibilities as directors The appointment and removal of the Secretary is a matter for the Board as a whole

The Board meets formally not less than six times a year, reviewing trading performance ensuring adequate funding, setting and monitoring strategy, examining major acquisition opportunities and reviewing regular reports to shareholders In the year under review the Board met on nine occasions, six such meetings being formal board meetings and on three occasions at meetings of the Board called at short notice and held by telephone to consider acquisition opportunities All directors in office at the time attended all of these Board meetings other than on two occasions when Ms T Ingram was unable to attend the formal board meetings and two occasions when Ms T Ingram and Mr A J Hobson were unable to attend the meetings called on short notice On one occasion Mr G S Berruyer was unable to attend a meeting called on short notice

The non-executive directors have a particular responsibility to ensure that the strategies proposed by the executive directors are fully considered To enable the Board to discharge its duties, all directors receive appropriate and timely information Briefing papers are distributed by the Secretary to all directors in advance of Board meetings The members of the Board have evaluated the performance of the Board, its committees and individual members at meetings and also through the completion of detailed questionnaires These are reviewed and considered by the Chairman and by the Board as a whole In the year under review, the questionnaires indicated no areas of concern

The current Board complies with the main principle in paragraph A 3 of the Combined Code in that it includes a balance of executive and non-executive directors so that no individual or small group of individuals can dominate the Board's decision taking

New members of the Board undergo a full, formal and tailored induction to the Board Sir Julian Horn-Smith, who was appointed to the Board in March 2006 has undertaken such an induction process since his appointment and Ms R Markland who joined the Board in September 2006 has also undertaken such a process

The Chairman
The terms of reference for the Chairman of the Board ensure that this role is quite distinct from that of the Chief Executive and are set out on the Company's website at www sage com

The Chairman of the Board has held meetings with the non-executive directors without the executive directors In addition, the non-executive directors have met without the Chairman present to appraise the Chairman's performance The Chairman also ensures that shareholder communication and responses are discussed at each meeting of the Board and that all shareholders have access to the non-executive directors, through a request to the Chairman or the Secretary

The Senior Independent Director
The Board has appointed Mr D H Clayton to the role of Senior Independent Director This role provides a point of contact for those shareholders who wish to raise issues with the Board, other than through the Chairman He is available to consult with shareholders and also chairs meetings of the non-executive directors without the Chairman present

COMMITTEES OF THE BOARD
Committees of the Board deal with certain specific aspects of the Group's affairs These Committees are the Remuneration Committee, the Audit Committee and the Nomination Committee Details of all these Committees are set out below Whilst the Board notes that a number of independent non-executive directors are members of more than one Board Committee, it is considered that membership is appropriate in the light of the Board's policy that all independent non-executive directors are given the opportunity to take part in the discussions of those Committees The terms of reference of the Remuneration, Nomination and Audit Committees are reviewed annually and are available on request from the Secretary at the registered office of the Company or on the Company's website at www sage com

Remuneration Committee
The Group's Remuneration Committee is chaired by Mr T C W Ingram and its other members are the other independent non-executive directors, Mr D H Clayton, Mr A J Hobson, Ms T Ingram and Ms R Markland Under its terms of reference, the Committee meets at least twice a year In the year under review, two meetings of the Committee were held and all members in office at the time attended all the meetings other than Ms T Ingram who was unable to attend one meeting Each of the Chairman and the Chief Executive may, by invitation of the Committee, attend meetings (except when his own performance and remuneration are under review) but neither is a member of the Committee The Committee is responsible for making recommendations to the Board, within agreed terms of reference, on the Company's framework of executive remuneration and its cost The Committee determines the contract terms, remuneration and other benefits for each of the executive directors including share options, performance share awards, performance-related bonus schemes, pension rights and compensation payments Remuneration consultants advise the Committee The Committee also monitors remuneration for those senior executives below Board level The Board itself determines the remuneration of the non-executive directors The Secretary acts as secretary to the Committee

Details of the Company's policies on directors' remuneration are given in the Remuneration Report on pages 39 to 50, together with further details of the Remuneration Committee

Audit Committee
The Audit Committee is chaired by Mr A J Hobson Its other members are independent non-executive directors, Mr T C W Ingram, Mr D H Clayton and Ms R Markland (who joined the Committee on 1 January 2007) Mr A J Hobson is a Fellow of the Institute of Chartered Accountants in England and Wales and is considered by the Board to have the recent and relevant financial experience required for the provisions of the Combined Code The other members of the Committee have a wide range of business experience, which is evidenced in their biographies on page 27 and 28 The Board makes appointments to the Committee and the Company Secretary acts as secretary to the Committee Full induction training is provided for new members and additional training is provided as and when required

sage

FILE NO. 82-34736

Corporate Governance Statement continued

The main duties of the Committee, set out in its terms of reference are to

- Make recommendations on the appointment and remuneration of external auditors and to monitor their performance,
- Approve and monitor the policy for non-audit services provided by the external auditors to ensure that the independence of the auditors is not compromised,
- Review and advise the Board on the Company's interim and annual financial statements, its accounting policies and on the control and mitigation of its financial and business risks,
- Review the nature and scope of the work to be performed by the external and internal auditors the results of their audit work and of the response of management and
- Review and advise the Board on the effectiveness of the Company's internal control environment, including its "whistleblowing" procedures

Meetings
The Committee invites executive directors, management external and internal auditors to attend meetings as it considers appropriate for the matters being discussed

Work of the Committee
In the financial year, the Audit Committee met on four occasions and reported its conclusions to the Board It met privately with the internal and external auditors without executives present It also met with executive management and executive directors

The Committee discharged its obligations in respect of the financial year as follows

Financial reporting During the year the Committee reviewed the interim and annual financial statements The Committee received a report from the external auditors setting out the accounting or judgemental issues which required its attention The auditors' reports were based on a full audit (Annual Report) and a high level review (Interim Report) respectively

The Committee has also advised the board on accounting policies, disclosure and controls It has been pivotal in considering the disclosure requirements of IFRS, including IFRS policies and the Restatement of Financial Information for the year ended 30 September 2006, under IFRS and comparatives

Internal controls and risk management The Committee considers reports from internal audit on the operation of and issues arising from, the Group's internal control procedures together with observations from the external auditors The Committee monitored the effectiveness of the Group's risk management process, which considers the key risks, both financial and non-financial, facing the Group and the effectiveness of the Group's controls to manage and reduce the impact of those risks

Internal audit Internal audit activities and responsibilities are provided by KPMG, under an outsourcing agreement The Group's Risk Officer provides oversight and coordination of internal audit but internal audit has a direct reporting line to the Audit Committee and its Chairman This ensures its independence

It is the role of internal audit to advise management and the Board on the extent to which systems of internal control are effective and to provide independent and objective assurance that the processes by which significant risks are identified, assessed and managed are appropriate and effectively applied The internal audit plan which covers the scope, authority and resources of the function is determined through a structured process of risk assessment and is approved by the Audit Committee

The nature and scope of the work of the internal audit team was reviewed and approved, the reports of results received and the responses of management considered The plan set out at the beginning of the year was achieved and the outcome of the work was in line with expectations

External audit The Audit Committee is responsible for the development, implementation and monitoring of the Group's policy on external audit The policy assigns oversight responsibility for monitoring the independence, objectivity and compliance with ethical and regulatory requirements to the Audit Committee and day to day responsibility to the Group Finance Director

To assess the effectiveness of the external auditors, the Audit Committee reviewed

- The external auditors' fulfilment of the agreed audit plan and any variations,
- The robustness and perceptiveness of the auditors in their handling of key accounting and audit judgements, and
- The content of the external auditors' Internal Control Report

sage

The Committee is confident that the objectivity and independence of the auditors is not impaired in any way by reason of their non-audit work The Committee has adopted controls to ensure that the independence of the external audit process is not compromised and that, in the provision of non-audit services, the objectivity and independence of the external auditors is safeguarded These controls include the continued monitoring of the independence and effectiveness of the audit process The scope, fee performance and independence of the external auditor is considered annually by the Audit Committee, together with an evaluation of whether the external audit should be tendered In addition, audit partners are rotated every five years and a formal statement of independence from the external auditors is received each year In relation to the provision of non-audit services, executive management has the discretion (subject to certain financial limitations), to obtain taxation services from the auditors without prior reference to the Audit Committee subject to regularly appraising the Audit Committee of the amount and nature of fees for such services Other non-audit services may be undertaken by the external auditors, subject to all projects expected to cost in excess of an amount set by the Audit Committee being approved in advance either by the Chairman of the Audit Committee or by the full Audit Committee depending on the expected cost of the project The Chairman of the Audit Committee may require that such projects are put out to tender to a number of firms It is the policy of the Committee to require acquisition due diligence be undertaken by firms other than the auditors unless conflicts of interest for comparable firms make this impractical Further details of fees paid to the auditors are set out on page 64

In the year to 30 September 2006 the audit fee was £1 732 000 (including £0 3m of non recurring fees in connection with the Group s conversion to IFRS) The Company's auditors, PricewaterhouseCoopers LLP also perform non-audit services for the Group (principally tax advice) over and above the external audit The fees in relation to these services were £1,417 000 which was attributable to taxation services and compliance work The Audit Committee keeps the ratio of audit to non-audit fees under review and has determined that the ratio of non-audit fees (other than those relating to taxation) paid to the auditors and the audit fee should not exceed 1 1 The Committee believes that the Company receives particular benefit from tax advice provided by its auditors given their wide and detailed knowledge of the Group and the very international nature of the Group

As a consequence of its satisfaction with the results of the activities outlined above the Audit Committee has recommended to the Board that the external auditors are reappointed

Nomination Committee

The Nomination Committee is chaired by the Chairman of the Board Sir Julian Horn-Smith and consists of the Chairman and the five independent non-executive directors, Mr T C W Ingram, Mr D H Clayton, Mr A J Hobson, Ms T Ingram and Ms R Markland In the absence of the Chairman of the Board, the Committee is chaired by the Senior Independent Director The Nomination Committee meets not less than twice a year Two meetings of the Committee took place in the year under review at which all the members of the Committee in office at the time were present

The Nomination Committee is responsible for a number of matters relating to the composition of the Board and its committees including proposing candidates for appointment to the Board, having regard to its balance and structure and considering issues of succession Recruitment consultants are used to assist in the process The Nomination Committee is also responsible for an annual review of the membership of the Board, evaluating the balance of skills, knowledge and experience on the Board and advising the Board on any areas where further recruitment may be appropriate It also considers the succession planning of the Group for key executive personnel at Board level and below The Secretary acts as secretary to the Committee

RELATIONS WITH SHAREHOLDERS

Communication with shareholders is given high priority The Chairman's Introduction and Operating and Financial Review on pages 3 to 24 include a detailed review of the business and future developments in relation to it A full Annual Report and Accounts is sent to all shareholders who so wish, although shareholders have been given the opportunity to receive Summary Financial Statements in place of the full Annual Report and Accounts The Company also has a website (www sage com) which contains up to date information on Group activities and published financial results There is regular dialogue with individual institutional shareholders and there are presentations to analysts after the Company's announcement of the year-end and half-year results At each Board meeting, the Board receives an update on presentations to investors and any communication from shareholders to ensure that directors both executive and non-executive, have an understanding of their views

The Board uses the annual general meeting to communicate with private and institutional investors and welcomes their participation The resolutions to be proposed at the Annual General Meeting on 6 March 2007 can be found in the Notice of Meeting on pages 115 to 118

sage

Corporate Governance Statement continued

INTERNAL CONTROL AND RISK MANAGEMENT

The Board is responsible for the operation and effectiveness of the Group's system of internal controls and risk management There is an ongoing process for identifying evaluating and managing the significant risks faced by the Group This process has been in place for the year under review and up to the date of approval of this report It is regularly reviewed by the Board and complies fully with the Turnbull guidance The internal control systems are designed to meet the Group's particular needs and the risks to which it is exposed and by their nature can only provide reasonable but not absolute assurance against misstatement or loss The effectiveness of this process has been reviewed by the Audit Committee which reports its findings to the Board The processes used by the Audit Committee to review the effectiveness of the system of internal control include discussions with management on significant risk areas identified and the review of plans for, and results from, internal and external audits

The Audit Committee reports the results of its review of the risk assessment process to the Board The Board then draws its collective conclusion as to the effectiveness of the system of internal control The key procedures, which the directors have established with a view to providing effective internal control, are as follows

Indication of business risks

The processes to identify and manage the key risks to the success of the Group are an integral part of the internal control environment Such processes, which are reviewed and improved as necessary include strategic planning, the appointment of senior managers the regular monitoring of performance and control over capital expenditure and acquisitions The Company has formed a Risk Committee consisting of the Chief Executive, Group Finance Director, the Group Risk Officer, members of the Group finance team, the Secretary and representatives of the Group operating companies A representative of KPMG, the internal auditors, may attend meetings of the Committee by request

The Committee reviews all business activities to identify the nature and extent of the significant risks facing the Group, undertakes risk review audits and considers the scope and results of audits undertaken by KPMG It identifies significant internal control failings and weaknesses if any, and agrees remedial action on such matters The Risk Committee reports to the Audit Committee Through the work of the Audit and Risk Committees the Board is provided with a balanced assessment of the significant risks associated with the Group's operations and the effectiveness of the system of internal controls

A "whistleblowing" telephone hotline service has been introduced in many operating companies in the Group (including all those in the UK and US) allowing employees to raise issues of concern in relation to dishonesty or malpractice on an entirely confidential basis The Audit Committee receives regular reports on any matters raised through this service and monitors its use throughout the Group Similar arrangements are being considered for Group companies in other jurisdictions subject to compliance with local legal requirements

Quality and integrity of personnel

The integrity and competence of personnel is ensured through high recruitment standards and subsequent training courses High quality personnel are seen as an essential part of the control environment

Management structure

The Board has overall responsibility for the Group Each executive director has been given responsibility for specific aspects of the Group's affairs A clearly defined organisation structure exists within which individual responsibilities are identified and can be monitored The management of the Group as a whole is delegated to the Chief Executive and the executive directors The conduct of Sage's individual businesses is delegated to the local executive management teams These teams are accountable for the conduct and performance of their businesses within the agreed business strategy They have full authority to act subject to the reserved powers and sanctioning limits laid down by the Board and to Group policies and guidelines

Internal audit

The Group utilises internal audit resource supplied by KPMG to review compliance with procedures and assess the integrity of the control environment Internal audit acts as a service to the businesses by assisting with the continuous improvement of controls and procedures Actions are agreed in response to its recommendations and these are followed up by the Audit and Risk Committees to ensure that satisfactory control is maintained

Budgetary process

A comprehensive budgeting system is in place, with annual budgets for all operating subsidiaries being approved by respective subsidiary boards Subsequently the combined budget is subject to consideration and approval by the Board Management information systems provide the directors with relevant and timely information required to monitor financial performance

Investment appraisal (including acquisitions)
Budgetary approval and defined authorisation levels regulate capital expenditure As part of the budgetary process the Board considers proposals for research and development programmes Acquisition activity is subject to internal guidelines governing investment appraisal criteria, financial targets, negotiation, execution and post-acquisition management

STATEMENT BY THE DIRECTORS ON COMPLIANCE WITH THE PROVISIONS OF THE COMBINED CODE
Other than as referred to at page 33 above the Company has been in full compliance with the provisions set out in Section 1 of the Combined Code throughout the year

GOING CONCERN
The following statement has been included in accordance with the Listing Rules Based on normal business planning and control procedures, the directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future For this reason, the directors continue to adopt the going concern basis in preparing the accounts

STATEMENT OF DIRECTORS' RESPONSIBILITIES
Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Group for that period In preparing those financial statements the directors are required to

- Select suitable accounting policies and then apply them consistently
- Make judgements and estimates that are reasonable and prudent
- State whether applicable accounting standards have been followed subject to any material departures disclosed and explained in the financial statements

The directors confirm that they have complied with the above requirements in preparing the financial statements The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985 They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities

Each of the persons who is a director at the time of this report confirms that

- So far as the director is aware, there is no relevant audit information of which the Company's auditors are unaware, and
- The director has taken all the steps that he or she ought to have taken as a director in order to make himself/herself aware of any relevant audit information and to establish that the Company's auditors are aware of that information

This confirmation is given and should be interpreted in accordance with the provisions of s234ZA of the Companies Act 1985

By Order of the Board

M J Robinson
Secretary
18 January 2007

FILE NO. 82-34736

Remuneration Report

This report sets out the remuneration policy and remuneration details of the executive and non-executive directors of the Company Remuneration policy for the executive directors and the Chairman of the Board of the Company is determined by the Remuneration Committee of the Board of Directors (the "Remuneration Committee") and approved by the Board Remuneration policy for the non-executive directors is determined by the Board excluding the non-executive directors The report has been prepared in accordance with the Companies Act 1985 (as amended) and also meets the requirements of the Listing Rules of the UK Listing Authority

1 THE REMUNERATION COMMITTEE

1 1 Composition of the Remuneration Committee

The Remuneration Committee consists solely of non-executive directors considered by the Board to be independent and works within detailed terms of reference, copies of which are available on request from the Secretary and on the Company's website at www sage com Its role includes the making of recommendations to the Board on policy for remuneration of executive directors and the Chairman, defining the remuneration packages of executive directors and the Chairman and approving the Remuneration Report The Committee also considers the remuneration policy of the Company for senior executives of the Group other than members of the Board and seeks to maintain consistency in the approach to remuneration policy The current members of the Remuneration Committee are Mr T C W Ingram (Chairman), Mr D H Clayton, Mr A J Hobson, Ms T Ingram and Ms R Markland Messrs. Ingram Clayton Hobson and Ms Ingram have been members of the Committee throughout the year whilst Ms Markland became a member on her appointment to the Board on 13 September 2006 Mr L C N Bury retired from the Committee on retiring from the Board at the Annual General Meeting in March 2006

1 2 Advisers to the Remuneration Committee

In order to be aware of market trends in remuneration and current best practice the Remuneration Committee considers market data for comparable businesses In addition the Remuneration Committee has received advice from New Bridge Street Consultants LLP ("NBSC") and Watson Wyatt Limited, both independent firms of remuneration consultants appointed after consultation with the Board The terms of engagement of NBSC and Watson Wyatt are available on request from the Secretary NBSC and Watson Wyatt are entirely independent of the Board and provide no services to the Group other than advice on executive remuneration to the Remuneration Committee Ms K Geary (Director of Human Resources and Corporate Communications) and Mr M J Robinson (Secretary) have provided advice or services to the Remuneration Committee that materially assisted it in its consideration of matters relating to directors' remuneration for the financial year and the Chairman of the Board the Chief Executive, Ms K Geary and Mr M J Robinson have, following the invitation of the Committee, attended certain of its meetings However they were not present at any meeting when any matter relating to their own remuneration was discussed, nor did they advise in any way in relation to their own remuneration

2 REMUNERATION POLICY

2 1 General Remuneration Policy

The Remuneration Committee, in setting remuneration policy, recognises the need to be competitive in an international market The Committee's policy is to set remuneration levels which ensure that the executive directors are fairly and responsibly rewarded in return for high levels of performance Remuneration policy is designed to support key business strategies and to create a strong, performance-orientated environment At the same time the policy must attract, motivate and retain talent Accordingly executive directors receive base salaries comparable with companies of a similar size and international scope and have the opportunity to earn enhanced total remuneration for meeting the performance targets set by the Committee In setting remuneration levels for the executive directors the Committee takes account of the remuneration policy and practice applicable to other Group employees

The components of remuneration for executive directors comprise base salary (a fixed sum payable monthly which is reviewed annually in October), benefits (including car allowance and non-contributory health insurance), an annual bonus (with a deferred element), long-term incentives (comprising share options and awards under a performance share plan) and pension contributions

The Remuneration Committee considers that a successful remuneration policy must ensure that a significant part of the remuneration package is linked to the achievement of stretching corporate performance targets Performance-related elements for the year ended 30 September 2006 comprise share options awards under a performance share plan and annual bonus The policy adopted by the Committee ensures that a significant proportion of the remuneration of executives is aligned with corporate performance, generating a strong alignment of interest with shareholders As a result significantly over half of the executive directors potential remuneration packages is performance-related

2 2 Policy on Salary of Executive Directors

It is the policy of the Committee to pay base salaries to the executive directors at broadly market rates compared with those of executives of companies of a similar size and international scope (in particular those within the

sage

FTSE 50-150 with more than 50% of revenue derived from overseas), whilst also taking into account the executives' personal performance and the performance of the Group

2 3 Policy on fees of non-Executive Directors
The fees of the non-executive directors are reviewed every two years Since the previous fees were effective for the two years ended on 30 September 2006, a review was recently conducted As a result of that review and recognising that non-executive fees had not increased in the two years since the previous review the basic fee for directors has been increased to £40 000 with effect from 1 October 2006 An additional fee of £5,000 and £7 000 is paid for membership of the Remuneration and Audit Committees respectively Therefore, a director sitting on both those Committees will receive fees of £52 000 Further payments are made to the chair of each of these Committees, being £6 000 and £8,000 for chairing the Remuneration and Audit Committees respectively A further payment of £4,000 is made each year to the Senior Independent Director These revised fees are in place for the two financial years ending on 30 September 2008

In relation to the Chairman, it is the policy of the Board for remuneration to be comparable to that of the median fees for non-executive chairs of companies of a comparable size and complexity

Non-executive directors are not entitled to participate in long-term plans or pension schemes

2 4 Policy on Bonus
The bonus in the case of executive directors (and indeed all employees) is designed to reward outstanding performance

The Remuneration Committee adopted its policy on bonuses after discussion with certain institutional shareholders, taking into account market practice amongst comparator companies, the overall remuneration structure for the executive directors and the Remuneration Committee's desire to reward outstanding performance For this reason bonus is linked to demanding strategic targets for the Group and for the individual operating companies, the meeting or out-performance of which is a significant achievement Taking this into account, in relation to executive directors with no specific divisional responsibility, budgeted Group EPS is the main element in determining the calculation of bonus In the case of divisional managing directors, 75% of bonus is based on the achievement of the targets for EBITA of the relevant operating division and 25% on the budgeted Group EPS target A bonus of 15% of salary is payable if 95% of budget is achieved 75% of salary if budget is achieved and 125% of salary if 110% of budget is achieved Between these points bonus is payable on a straight-line basis In all cases a further measure based on cash generation from operations overlays the performance condition providing a 0 9 to 1 1 multiplier to the bonus payment, depending on the achievement of the cash generation measure In no case will the multiplier increase any bonus to more than 125% of salary

In addition, in respect of any bonus awarded in excess of 75% of salary, 25% of that excess is to be satisfied in deferred shares and 75% in cash These shares (which will be market purchased ordinary shares in the capital of the Company) will only be released after three years to the relevant executive and will be generally at risk of forfeiture if the executive leaves within the deferral period Awards over deferred shares were made to executive directors as set out in the Directors' Remuneration table in paragraph 5 below

In the year under review, significant achievements were made against stretching budgets which are reflected in the bonuses paid These are set out in the Directors' Remuneration table in paragraph 5 below

Wherever used in this Remuneration Report, EPS refers to earnings per share before amortisation or impairment of intangible assets, exceptional items and amounts written-off investments This measure has been selected since the timing of acquisitions can be unpredictable, with the result that the amortisation charge in respect of intangible assets is inherently difficult to budget

2 5 Policy on Long-Term Incentives
Executive Share Options
Under the 1999 Executive Share Option Scheme ("ESOS"), market value option grants are made to senior executives and managers across the Group, as well as to other staff with high potential or to recognise significant achievement or local market practice The annual grant is normally made after the preliminary declaration of the annual results Under the rules of the ESOS, the annual grant of options to an individual is limited to shares worth up to 300% of base salary In practice, annual grants to executive directors are limited to shares under option worth 100% of base salary except in exceptional circumstances, such as a promotion or recruitment or to reflect local market practice

The performance targets governing the vesting of options are based on stretching EPS growth measured over a fixed three year period from the start of the financial year in which the grant is made 30% of options will vest at the end of the period if the increase in EPS exceeds RPI by 15% (an average of 5% per year) and 100% of those options will vest at that time only if RPI is exceeded in that period by 27% (an average of 9% per year) Between

Remuneration Report continued

those targets, options will vest on a straight-line basis If those targets are not met at the end of the three year period, then no further retesting of the performance criteria will be undertaken and the options will lapse The Remuneration Committee believes that this EPS growth target for share options is appropriately demanding for the Group at this time and will keep the target under review to ensure that it continues to be stretching The Remuneration Committee considers that EPS growth is an appropriate performance measure as it requires executives to produce sustained improvement in the underlying financial performance of the Group

The Remuneration Committee noted the change to accounting standards arising from the adoption of International Financial Reporting Standards and will ensure that EPS is calculated on a consistent basis over the transition period to the new standards As it will not be practical to restate either historic or future EPS on a common accounting policy basis, the intention is to review material differences between the two approaches on an item by item basis and remove significant one-off variances to produce 'normalised earnings

Performance Share Plan

Under the Performance Share Plan (the "Plan"), annual grants of performance shares will normally be made to executive directors and senior executives across the Group after the preliminary declaration of the annual results This Plan is operated in conjunction with the ESOS

Annual awards under the Plan are limited to shares worth up to 150% of base salary In practice, annual grants to executive directors are limited to shares worth 100% of base salary except in exceptional circumstances, such as a promotion or recruitment or to reflect local market practice

The performance shares are subject to performance conditions measuring the Group's total shareholder return ("TSR") against a comparator group of international software and computer services companies TSR has been chosen as the performance condition because it helps to align the interests of award holders with shareholders and complements the focus on Group financial results that arises from using EPS under the ESOS and annual bonus plan The comparator group for awards made in the year to 30 September 2007 will comprise the following companies

Blackbaud	LogicaCMG
Business Objects	Microsoft
Cap Gemini	Misys
Cegid	MYOB
Exact	Northgate
Intuit	Information Solutions
iSOFT	Oracle
Lawson	Salesforce com
Software, Inc	SAP

The Committee will continue to ensure that the comparator group remains appropriate

30% of shares vest for median TSR performance as compared to the comparator group whilst all shares vest for upper quintile (top 20%) TSR performance Between those two points, shares will vest on a straight-line basis TSR will be measured over a single three year period from the start of the financial year in which the grant is made to establish whether the criteria have been met and if these criteria are not met on the third anniversary of grant, the rights to the performance shares will lapse If financial performance in any year was disappointing then the Committee would consider making no award under the Plan in the following year

For comparator companies listed overseas the TSR is calculated in local currency since this is considered to give a better reflection of the underlying performance of the comparator companies over the performance period The Committee will continue to review whether this treatment is appropriate

The Committee believes that granting both options and performance shares provides a well balanced, long-term incentive package and considers that it is appropriate for executive directors to receive an annual grant worth up to 100% of salary under each of the ESOS and the Plan However, if, for example, local legislation makes it less tax efficient to grant performance shares to any executive, an enhanced option grant may be made above 100% of salary in value to ensure equality of treatment to these executives, with a corresponding reduction in the value of the performance share award

All-Employee Share Schemes
UK based executive directors are entitled to participate in The Sage Group Savings-Related Share Option Plan (the "SAYE Scheme") Mr G S Berruyer currently holds units granted under the Sage Plan d'Epargne d'Entreprise ("PEE") which is an all-employee plan designed to enable French employees to acquire shares in the Company at a discounted price under terms comparable to those offered to UK employees under the SAYE Scheme There are no performance conditions under either the SAYE Scheme or the PEE since these generally do not apply to all-employee share plans such as these

2 6 Policy on Pensions
All the executive directors' pension arrangements are of the defined contribution type The Sage Executive Pension Scheme is the main pension fund for Sage executives in the UK It is a defined contribution plan where the standard contribution rate is 15% of base salary subject, where appropriate to limits set by HMRC The components of remuneration other than base salary are not pensionable

2 7 Policy on Directors' Shareholdings
The Committee believes that all executive directors should hold a substantial number of shares in the Company It is, therefore, its policy that all executive directors over time hold shares equivalent in value to 150% of their annual salary Until the required holding is achieved, executive directors will be expected to retain (net of any shares sold to meet the tax liability in respect of them) at least 50% of

Shares received as deferred bonus,
Shares resulting (net of exercise costs) from the exercise of share options granted from December 2004 onwards, and
Performance shares received under the Plan

In assessing whether the target of 150% of salary is met, vested options under the share option schemes of the Company will be deemed to have a value equal to the net value after exercise costs and taxation of those options as if exercised on the relevant date

2 8 Policy on Service Contracts
In relation to contracts with executive directors, the Remuneration Committee aims to set notice or contract periods at one year If it is necessary to offer longer notice or contract periods to new directors recruited from outside the Group it is the Company's policy to reduce these as soon as contractually possible after the initial period to a notice period of one year

Both executive and non-executive directors are subject to election by shareholders at the first annual general meeting following their appointment and thereafter require re-election at least once every three years The appointment of a non-executive director may be terminated without compensation if that director is not re-elected by shareholders or otherwise in accordance with the Company's Articles of Association The appointment of the non-executives is for a fixed term of two or three years, during which period the appointment may be terminated by the Board on notice, ranging from 6 to 12 months There are no provisions on payment for early termination in their letters of appointment

Executive directors are permitted, where appropriate and with Board approval, to take non-executive directorships with other organisations in order to broaden their knowledge and experience in other markets and countries Mr P A Walker is currently a non-executive director of Diageo plc Mr P L Stobart is a non-executive director of Capital & Regional plc and was until 1 December 2006 a non-executive director of Planit Holdings plc Fees received in their capacity as directors of these companies are retained by each of them reflecting the personal responsibility they undertake in these roles In the year under review, these fees were £60,000 in the case of Mr P A Walker and £59,500 in the case of Mr P L Stobart

The Board recognises the significant demands that are made on executive and non-executive directors and has therefore adopted a policy that no executive director should hold more than two directorships of other listed companies The Board encourages executive directors to limit other directorships to one listed company and in no case should more than one directorship of another FTSE 100 company be taken Where an executive director holds non-executive positions at more than one listed company only the fees from one such company will be retained by the director No formal limit on other board appointments applies to non-executive directors under the policy but prior approval from the Chairman on behalf of the Board is required in the case of any new appointment

The service contracts of executive directors and the letters of appointment of non-executive directors prohibit the disclosure of confidential information relating to the Group both during the term of the contract and after its termination The letters of appointment of non-executive directors and service contracts of executive directors are available for inspection at the Company's registered office during normal business hours and will be available at the Annual General Meeting

Remuneration Report continued

3 DIRECTORS' CONTRACTS AND COMPENSATION

All executive directors have service contracts, which may be terminated by the Company for breach by the executive or by giving 12 months' notice There are no pre-determined special provisions for directors with regard to compensation in the event of loss of office, with compensation based on what would be earned by way of salary, pension entitlement and other benefits over the notice period In the event that a contract is to be terminated, payments to the executive director may be staged over the notice period, or in the case of executive directors other than Mr G S Berruyer, the contract terminated and payments made in lieu of notice at the same time as salary would have been paid throughout the 12 months' notice period There is no automatic entitlement to annual bonus or outstanding awards under share incentive plans Non-executive directors' appointments may be terminated without compensation other than in respect of fees during the notice period Mr L C N Bury and Mr M E W Jackson retired from the Board and their contracts were terminated by mutual agreement without further payment on 2 March 2006 and 1 August 2006 respectively Details of the contract of service or contract for services of each person who has served as a director of the Company at any time during the financial year are set out below

Director	Date of contract	Unexpired term of contract on 30 September 2006	Notice period under contract
Executive directors			
G S Berruyer	30 September 2004	12 months	12 months from the Company and/or 6 months from individual
P S Harrison	1 April 2000	Age 60 or 12 months	12 months from the Company and/or individual
P L Stobart	26 September 2003	Age 60 or 12 months	12 months from the Company and/or individual
R Verni	8 July 2003	12 months	12 months from the Company and/or individual
P A Walker	26 September 2003	Age 60 or 12 months	12 months from the Company and/or individual
Non-executive directors			
L C N Bury	23 September 2005	Nil (terminated 2 March 2006)	3 months from the Company and/or 1 month from individual
D H Clayton	6 September 2004	9 months	6 months from the Company and/or 1 month from individual
A J Hobson	29 June 2004	9 months	6 months from the Company and/or 1 month from individual
J M Horn-Smith	27 January 2006	2 years 3 months	12 months from the Company and/or the individual
T Ingram	21 December 2004	1 year 3 months	6 months from the Company and/or 1 month from individual
T C W Ingram	24 March 2006	1 year 6 months	6 months from the Company and/or 1 month from individual
M E W Jackson	16 September 2005	Nil (terminated on 1 August 2006)	3 months from the Company and/or 1 month from individual
R Markland	15 August 2006	3 years	6 months from the Company and/or 1 month from individual

Notes

There are no other benefits in the contracts relevant to termination payment

4 PERFORMANCE GRAPH
Total Shareholder Return ("TSR") against FTSE 100

The graph shows, for the last five financial years of the Company, the TSR on a holding of shares in the Company as against the TSR of the FTSE 100 Index


Total Shareholder Return
180
160
140
120
100
80
60
40
20
0
100
100
78
69
102
89
103
102
146
128
162
144
30 Sep 01
30 Sep 02
30 Sep 03
30 Sep 04
30 Sep 05
30 Sep 06

This graph shows the value, by 30 September 2006 of £100 invested in The Sage Group plc on 30 September 2001 compared with the value of £100 invested in the FTSE 100 Index The other points plotted are the values at intervening financial year-ends

● Sage Group FTSE 100 Index (Source Thomson Financial)

The FTSE 100 Index is, in the opinion of the directors, the most appropriate index against which the TSR of the Company should be measured because of the comparable size of the companies which comprise that index

FILE NO. 82-34736

Remuneration Report continued

5 DIRECTORS' REMUNERATION

The information set out in Sections 5 1 to 5 4 below has been subject to audit as required by part 3 of Schedule 7A of the Companies Act 1985

5 1 Directors' Emoluments and Compensation (audited information)

The total salaries, fees and benefits paid to or receivable by each person who served as a director at any time during the year appear below These include all payments for services as a director of the Company, its subsidiaries or otherwise in connection with the management of the Group and any other directorship he or she holds because of the Company's nomination

Director	Salary and fees '000	Bonus '000	Bonus deferred into shares[7] '000	Benefits in kind[5] '000	2006 Total '000	2005 Total '000	2006 Pension contributions[6] '000	2005 Pension contributions '000
Executive directors								
G S Berruyer	€658	€549	€44	€7	€1,158	€1,113	-	-
P S Harrison	£300	£308	£28	£17	£653	£568	£45	£40
P L Stobart	£378	£315	£10	£17	£720	£683	£57	£54
R Verni	$893	$688	$56	-	$1,437	$1,478	$8	$1
P A Walker	£656	£672	£60	£21	£1,409	£1,320	£98	£94
Non-executive directors								
L C N Bury[1]	£26	-	-	-	£26	£48	-	-
D H Clayton	£42	-	-	-	£42	£42	-	-
A J Hobson	£48	-	-	-	£48	£45	-	-
J M Horn-Smith[2]	£59	-	-	-	£59	-	-	-
T Ingram	£37	-	-	-	£37	£29	-	-
T C W Ingram	£46	-	-	-	£46	£42	-	-
M E W Jackson[3]	£138	-	-	£1	£139	£166	£21	£25
R Markland[4]	£2	-	-	-	£2	-	-	-

Notes

1 Retired 2 March 2006

2 Appointed 3 March 2006

3 Retired 1 August 2006

4 Appointed 13 September 2006

5 Benefits in kind include the provision of car allowance and insurance

6 Retirement benefits were accruing to five directors (2005 five) All pension contributions accrued under money purchase schemes

7 An element of bonus has been deferred by the Company as an award under the Sage Group Deferred Bonus Plan Awards under the Plan which were made on 10 January 2007 over such number of shares whose market value is as close as possible to but no greater than, the deferred bonus, will vest on the third anniversary of the date of grant In the event that a director ceases to be an employee of the Group for reasons other than death retirement redundancy injury ill health or disability before the third anniversary of the date of grant then the rights to the award will lapse unless the Remuneration Committee recommend otherwise The directors have no entitlement to the bonus deferred into an award of shares until it vests Full details of the award will be contained in the report for the year ended 30 September 2007

- No payments for compensation for loss of office or otherwise relating to termination of office or employment were made during the year
- Total directors emoluments were £4 771,000 (2005 £4,541,000)
- No other payments (including non-cash benefits) were made to third parties in respect of the services of a person who served as a director of the Company at any time during the financial year
- Including gains on share options the total emoluments of the highest paid director were £4,686 000 (2005 £1 319 636)

5 2 Directors' Share Options (audited information)

There are limits on the number of newly issued shares that can be used to satisfy awards under the Group s share schemes in any 10 year period The limits and the Group's current position against those limits as at 18 January 2007 (the last practicable date prior to printing this document), are set out below

Limit	Current position
7 5% of Group's share capital can be used for discretionary share schemes	5 93% used
10% of Groups share capital can be used for all share schemes	6 46% used

Whilst there is still sufficient scope within the above limits to satisfy options through new issue shares for the foreseeable future, the Company currently intends to satisfy awards under the Performance Share Plan through the market purchase of shares

sage

FILE NO. 82-34736

Executive Share Options

The Group's only current executive share option scheme is the ESOS where, in the year under review, executive directors received grants worth 100% of their base salary at the then relevant exchange rates (where applicable) The outstanding executive share options granted to each director of the Company under the executive share option schemes, including the ESOS, are recorded in the register kept by the Company under section 325 Companies Act 1985 as follows

Director	Exercise price per share	Shares under option at 1 October 2005 number	Granted during the year number	Exercised during the year number	Lapsed during the year number	Shares under option at 30 September 2006 number	Date exercisable
G S Berruyer	81 10p	250,000	-	-	-	250,000	17 December 2000 – 17 December 2007
	136 00p	350,000	-	-	-	350,000	16 December 2001 – 16 December 2008
	329 75p	121,304	-	-	-	121,304	17 January 2004 – 17 January 2011
	134 00p	223,880	-	-	-	223,880	31 December 2005 – 31 December 2012
	171 00p	175,438	-	-	-	175,438	24 December 2006 – 24 December 2013
	198 00p	189 082	-	-	-	189,082	6 January 2008 – 6 January 2015
	258 50p	-	147,748	-	-	147,748	10 January 2009 – 10 January 2016
		1,309,704	147,748	-	-	1,457,452	
P S Harrison	136 00p	60,000	-	-	-	60,000	16 December 2001 – 16 December 2008
	721 00p	30,000	-	-	-	30,000	23 February 2003 – 23 February 2010
	329 75p	65,595	-	-	-	65,595	17 January 2004 – 17 January 2011
	134 00p	186,567	-	-	-	186,567	31 December 2005 – 31 December 2012
	171 00p	128,654	-	-	-	128,654	24 December 2006 – 24 December 2013
	198 00p	133,838	-	-	-	133,838	6 January 2008 – 6 January 2015
	258 50p	-	116,054	-	-	116,054	10 January 2009 – 10 January 2016
		604,654	116,054	-	-	720,708	
M E W Jackson	136 00p	300,000	-	-	-	300,000	16 December 2001 – 31 July 2007
P L Stobart	81 10p	400,000	-	-	-	400,000	17 December 2000 – 17 December 2007
	136 00p	210,000	-	-	-	210,000	16 December 2001 – 16 December 2008
	329 75p	121,304	-	-	-	121,304	17 January 2004 – 17 January 2011
	134 00p	223 880	-	-	-	223,880	31 December 2005 – 31 December 2012
	171 00p	175,438	-	-	-	175,438	24 December 2006 – 24 December 2013
	198 00p	181 818	-	-	-	181,818	6 January 2008 – 6 January 2015
	258 50p	-	146,228	-	-	146,228	10 January 2009 – 10 January 2016
		1,312,440	146,228	-	-	1,458,668	
R Verni	204 50p	150,000	-	-	-	150,000	7 June 2002 – 7 June 2009
	329 75p	121,304	-	-	-	121,304	17 January 2004 – 17 January 2011
	228 50p	89,031	-	-	-	89,031	2 January 2005 – 2 January 2012
	134 00p	298,507	-	-	-	298,507	31 December 2005 – 31 December 2012
	171 00p	182,158	-	-	-	182,158	24 December 2006 – 24 December 2013
	198 00p	178,062	-	-	-	178,062	6 January 2008 – 6 January 2015
	258 50p	-	151,975	-	-	151,975	10 January 2009 – 10 January 2016
		1,019,062	151,975	-	-	1,171,037	
P A Walker	33 90p	1,560,000	-	(1,560,000)	-	-	15 January 1999 – 15 January 2006
	136 00p	440,000	-	-	-	440,000	16 December 2001 – 16 December 2008
	329 75p	151,630	-	-	-	151,630	17 January 2004 – 17 January 2011
	134 00p	313,432	-	-	-	313,432	31 December 2005 – 31 December 2012
	171 00p	280,701	-	-	-	280,701	24 December 2006 – 24 December 2013
	198 00p	315,656	-	-	-	315,656	6 January 2008 – 6 January 2015
	258 50p	-	253,771	-	-	253,771	10 January 2009 – 10 January 2016
		3,061,419	253,771	(1,560,000)	-	1,755,190	
Total		7,607,279	815,776	(1,560,000)	-	6,863,055	

sage

Remuneration Report continued

Notes

- No options were varied during the year
- Options granted to all directors of the Company and its operating subsidiaries throughout the Group under the ESOS that are exercisable on or after 23 February 2003 but before 6 January 2006 will normally be exercisable only if the percentage increase in the Company's EPS has exceeded the RPI by at least 3% each year in the three year period since grant i e by a total of 9% If that target is not met at the end of the three year period, then those options will only be exercisable if EPS growth exceeds RPI by 12% over the four year period following the date of grant In respect of options exercisable on or after 6 January 2006 the performance criteria for exercise are set out in paragraph 2 5 above In respect of any share options exercisable prior to 23 February 2003 no performance conditions apply as such conditions were not deemed appropriate by the Remuneration Committee at that time
- For the options exercised in the year the market price of the exercised shares at the date of exercise (9 December 2005) was 244 08p
- The market price of a share of the Company at 30 September 2006 was 251 25p and the lowest and highest market price during the year of each such share were 204 75p and 283 75p respectively
- Total gains on the exercise of share options were £3,307,183 (2005 £478,275), including £3,278,877 (2005 £478,275) on executive share options
- The table above does not show exercises of options after 30 September 2006 which are referred to in the notes to the table in paragraph 5 6 below

All-Employee Share Scheme

In relation to the SAYE Scheme, the outstanding options granted to each director of the Company are as follows

Director	Exercise price per share	Shares under option at 1 October 2005 number	Granted during the year number	Exercised during the year number	Lapsed during the year number	Shares under option at 30 September 2006 number	Date exercisable
P S Harrison	112 00p	8,437	-	(8,437)	-	-	1 March 2006 – 31 August 2006
	184 00p	-	5,081	-	-	5,081	1 August 2009 – 31 January 2010
		8,437	5,081	(8,437)	-	5,081	
P L Stobart	112 00p	8,437	-	(8,437)	-	-	1 March 2006 – 31 August 2006
	184 00p	-	5,081	-	-	5,081	1 August 2009 – 31 January 2010
		8,437	5,081	(8,437)	-	5,081	
Total		16,874	10,162	(16,874)	-	10,162	

Notes

- These options are not subject to performance conditions since these do not apply to this all-employee share scheme
- For the options exercised in the year the market price of the exercised shares at the dates of exercise, being 1 March 2006 was 279 75p Neither director sold the shares after exercise
- Under the PEE Mr G S Berruyer holds units in a French mutual fund, which holds shares in the Company The units must be held for no less than 5 years On 30 September 2005 10,307 units were held by Mr G S Berruyer at a price of 3 44 euros per share On 30 September 2006 13,195 units were held at a price of 3 91 euros per share Units are valued on a weekly basis

sage

FILE NO. 82-34736

5 3 Performance Share Plan (audited information)

In the year under review the following awards were made to executive directors under the Performance Share Plan and are still outstanding at 30 September 2006

Director	Awarded at 1 October 2005 number	Awarded during the year number	Vested during the year number	Lapsed during the year number	Awarded 30 September 2006 number	Vesting date
G S Berruyer	178,903	-	-	-	178,903	18 March 2008
	-	147,748	-	-	147,748	10 January 2009
	178,903	147,748	-	-	326,651	
P S Harrison	128,329	-	-	-	128,329	18 March 2008
	-	116,054	-	-	116,054	10 January 2009
	128,329	116,054	-	-	244,383	
P L Stobart	174,334	-	-	-	174,334	18 March 2008
	-	146,228	-	-	146,228	10 January 2009
	174,334	146,228	-	-	320,562	
R Verni	166,118	-	-	-	166,118	18 March 2008
	-	151,975	-	-	151,975	10 January 2009
	166,118	151,975	-	-	318,093	
P A Walker	302,663	-	-	-	302,663	18 March 2008
	-	253 771	-	-	253,771	10 January 2009
	302,663	253,771	-	-	556,434	
Total	950,347	815,776	-	-	1,766,123	

Notes

- No variations were made in the terms of the awards in the year
- The market price of a share on 10 January 2006, the date of the award, was 253 00p
- The vesting of shares awarded under the Performance Share Plan is subject to performance conditions measuring the Group's total shareholder return ("TSR") against a comparator group 30% of shares vest for median TSR performance as compared to that group whilst all shares vest for upper quintile (top 20%) TSR performance Between those points, shares will vest on a straight-line basis Further details are given in paragraph 2 5 above

sage

Remuneration Report continued

5 4 Deferred Shares (audited information)

In accordance with the rules of the Sage Group Deferred Bonus Plan awards were made as follows to directors of the Company in respect of the bonus for financial year ended 30 September 2005

Director	Shares at 30 September 2005 number	Shares awarded during the year number	Shares at 30 September 2006 number
G S Berruyer	-	11,736	11,736
P S Harrison	-	8,418	8,418
P L Stobart	-	3 524	3,524
R Verni	-	17 693	17,693
P A Walker	-	19,853	19,853
Total	-	61 224	61,224

Notes

- Awards of shares will vest on the third anniversary of the date of grant, being 10 January 2009 In the event that a director ceases to be an employee of the Group for reasons other than death, retirement, redundancy, injury, ill health or disability before the third anniversary of the date of grant then the rights to the award will lapse, unless the Remuneration Committee recommend otherwise
- No variations were made in the terms of the awards in the year
- The market price of a share on 10 January 2006, the date of the award, was 253 00p

5 5 Interests In Shares

The interests of the directors in the shares of the Company according to the register kept by the Company under section 325 of the Companies Act, 1985 were

Director	Ordinary shares at 30 September 2006 number	Ordinary shares at 30 September 2005 number
G S Berruyer	-	-
L C N Bury[1]	400,000	400,000
D H Clayton	25,000	25,000
P S Harrison	8,437	-
A J Hobson	20,000	11 000
J M Horn-Smith	100,000	-
T Ingram	-	-
T C W Ingram	23,114	10,000
M E W Jackson[1]	90	370 090
R Markland	-	-
P L Stobart	23,477	15 040
R Verni	-	-
P A Walker	7,069,772	7,069,772
Total	7,669,890	7 900,902

sage

Notes

1 The interests of Messrs Bury and Jackson are shares on their retirement as directors on 2 March 2006 and 1 August 2006 respectively

- The above interests in the ordinary share capital of the Company are beneficial
- There have been no changes in the directors' holdings in the share capital of the Company between 30 September 2006 and 18 January 2007 other than referred to in the notes below
  - On 1 December 2006 Ms R Markland acquired 5,000 ordinary shares at a price of 263 25p per share
  - On 1 December 2006 Mr P L Stobart exercised options under the terms of The Sage Group (No 2) Executive Share Option Scheme over 400,000 ordinary shares at an option price of 81 10p per share and over 210 000 ordinary shares at an option price of 138 00p per share He subsequently sold that day 610,000 ordinary shares at an average price of 260 50p per share
  - On 4 January 2007 Mr G S Berruyer exercised options under the terms of The Sage Group (No 2) Executive Share Option Scheme over 250,000 ordinary shares at an option price of 81 10p per share and under the terms of The Sage Group 1999 Executive Option Scheme over 223,880 ordinary shares at an option price of 134 00p per share He subsequently sold that day 250 000 ordinary shares at an average price of 266 50p per share
  - On 4 January 2007 Mr R Verni purchased 25,000 ordinary shares at a price of 266 50p per share
  - On 18 January 2007 Ms T Ingram purchased 3,600 ordinary shares at a price of 275 00p per share

5 6 Significant Awards to Past Directors

No significant awards were made to any person who was not a director at the time the award was made but who was previously a director

Approved by the Board of Directors and signed on its behalf

T.C W Ingram

T C W Ingram
Chairman of the Remuneration Committee
18 January 2007

sage

Consolidated Financial Statements Under IFRS 2006

CONTENTS

sage

Consolidated Income Statement

For the year ended 30 September 2006

	Note	2006 £m	2005 £m
Continuing operations			
Revenue	1	935 6	759 6
Cost of sales		(80 4)	(60 7)
Gross profit		855 2	698 9
Selling and administrative expenses		(619 4)	(499 6)
Operating profit	1,3	235 8	199 3
Finance income	2	3 5	2 8
Finance expenses	2	(18 1)	(8 5)
Net finance expenses	2	(14 6)	(5 7)
Profit before taxation		221 2	193 6
Taxation	4	(68 6)	(61 2)
Profit for the year	23	152 6	132 4
Attributable to			
Equity shareholders	22,23	152 5	132 3
Minority interest	23,24	0 1	0 1
Profit for the year	23	152 6	132 4
EBITA*	1	249 3	202 1
Earnings per share (pence)			
- Basic	6	11 81p	10 31p
- Diluted	6	11 73p	10 26p

Consolidated Statement of Recognised Income and Expense

For the year ended 30 September 2006

	Note	2006 £m	2005 £m
Profit for the year	23	152 6	132 4
Net exchange adjustments offset in reserves	23	(30 8)	13 3
Net (losses)/gains not recognised in income statement		(30 8)	13 3
Total recognised income for the year		121 8	145 7
Attributable to			
Equity shareholders		121 7	145 7
Minority interest		0 1	-
Total recognised income for the year		121 8	145 7

* EBITA measure (Earnings before interest, tax and amortisation) excludes the effects of
• Amortisation of acquired intangible assets, and
• Amortisation (or capitalisation) of software development expenditure

sage

Consolidated Balance Sheet

As at 30 September 2006

	Note	2006 £m	2005 £m
Non-current assets			
Goodwill	7	1,581 9	1,076 8
Other intangible assets	8	185 6	45 4
Property, plant and equipment	9	133 8	119 9
Deferred tax assets	17	26 3	46 0
		1,927 6	1,288 1
Current assets			
Inventories	10	5 6	3 5
Trade and other receivables	11	215 7	149 9
Cash and cash equivalents	12	82 0	69 1
		303 3	222 5
TOTAL ASSETS		2,210 9	1,510 6
Current liabilities			
Trade and other payables	13	(190 3)	(145 5)
Current tax liabilities	14	(63 5)	(60 8)
Financial liabilities			
- Borrowings	15	(1 0)	(0 2)
Deferred consideration		(21 5)	(5 8)
Deferred income		(282 1)	(228 3)
		(558 4)	(440 6)
Non-current liabilities			
Financial liabilities			
- Borrowings	15	(662 8)	(176 3)
Retirement benefit obligations	28	(2 1)	(2 3)
Deferred tax liabilities	17	(10 0)	(2 5)
		(674 9)	(181 1)
TOTAL LIABILITIES		(1,233 3)	(621 7)
NET ASSETS		977 6	888 9
Equity			
Share capital	18	12 9	12 8
Share premium account	20	462 8	451 0
Other reserves	21	43 7	74 5
Retained earnings	22	458 1	350 4
Total parent shareholders' equity	23	977 5	888 7
Minority interest in equity	24	0 1	0 2
TOTAL EQUITY	23	977 6	888 9

The consolidated financial statements on pages 53 to 104 were approved by the Board of Directors on 18 January 2007 and are signed on their behalf by

Sir Julian Horn-Smith
Chairman

P A Walker
Director

sage

Consolidated Cash Flow Statement

For the year ended 30 September 2006

	Note	2006 £m	2005 £m
Cash flows from operating activities			
Cash generated from continuing operations	25	267.1	241.0
Interest received	2	3.5	2.8
Interest paid		(17.5)	(8.1)
Tax paid		(60.3)	(57.3)
Net cash from operating activities		192.8	178.4
Cash flows from investing activities			
Acquisitions of subsidiaries (net of cash acquired)	26(m)	(617.5)	(101.0)
Disposal of subsidiaries	26(o)	7.8	-
Purchase of intangible assets	8	(3.2)	(6.3)
Purchase of property, plant and equipment	9	(23.8)	(14.4)
Proceeds from sale of property, plant and equipment		2.9	3.5
Development expenditure		(0.1)	(0.7)
Net cash used in investing activities		(633.9)	(118.9)
Cash flows from financing activities			
Net proceeds from issue of ordinary share capital		11.7	4.6
Purchase of treasury shares	23	(13.3)	-
Finance lease principal payments	25	(0.3)	0.9
Issue costs on loans	25	(2.2)	-
Repayment of borrowings	25	(631.7)	(209.4)
New borrowings	25	1,131.1	173.1
Dividends paid to shareholders	5	(39.1)	(33.9)
Net cash generated/(used) in financing activities		456.2	(64.7)
Net increase/(decrease) in cash and cash equivalents (before exchange rate changes)		15.1	(5.2)
Effects of exchange rate changes		(2.2)	-
Net increase/(decrease) in cash and cash equivalents		12.9	(5.2)
Cash and cash equivalents at 1 October		69.1	74.3
Cash and cash equivalents at 30 September	12	82.0	69.1

sage

Notes to the Accounts - Group

For the year ended 30 September 2006

GROUP ACCOUNTING POLICIES

a Basis of preparation

As an EU listed company, The Sage Group plc is required to prepare its Group accounts using International Financial Reporting Standards ("IFRS"), as adopted by the European Union, with effect from 1 October 2005 These financial statements are the first full year statements to be prepared in accordance with IFRS The disclosures required by IFRS 1 "First-time Adoption of International Financial Reporting Standards", are set out below

The principal IFRS accounting policies of the Group are set out below

The accounts are also prepared in accordance with IFRIC interpretations as endorsed by the EU and with those parts of the Companies Act 1985 that are applicable to companies reporting under IFRS

First-time adoption of IFRS

In accordance with the requirements of IFRS 1 "First-time Adoption of International Financial Reporting Standards", the Group is subject to a number of voluntary and mandatory exemptions from full restatement of comparatives to the requirements of IFRS, details of which exemptions have been applied are included in note 34 below

The financial statements are prepared on the historical cost basis of accounting

b Basis of consolidation

The financial statements of the Group comprise the financial statements of the Company and entities controlled by the Company (its subsidiaries) prepared at the Balance Sheet date Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to benefit from its activities

The results of subsidiaries acquired during the year are included in the Consolidated Income Statement, Consolidated Statement of Recognised Income and Expense and Consolidated Cash Flow Statement from the date of acquisition They are de-consolidated from the date that control ceases

All intra-group transactions, balances, income and expenses are eliminated on consolidation

Minority interests in the net assets of consolidated subsidiaries are identified separately from the Group's equity therein Minority interests consist of the amount of those interests at the date of the original business combination and the minorities' share of changes in equity since the date of the combination

c Business combinations

The acquisition of subsidiaries is accounted for using the purchase method The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 are recognised at their fair values at the acquisition date

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised If, after reassessment, the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in the income statement

The interest of minority shareholders in the acquiree is initially measured at the minority's proportion of the net fair value of the assets, liabilities and contingent liabilities recognised

d Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts, VAT and other sales related taxes

The Group derives revenue from software licences, customer support and other products and services Customer support includes telephone support and maintenance updates Other products and services include the sale of professional services, business forms, hardware, payment processing and training

Software licences – the Group recognises the revenue allocable to software licences and upgrades when all the following conditions have been satisfied

- The Group has transferred to the buyer the significant risks and rewards of ownership of the licence,
- The Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold,
- The amount of revenue can be measured reliably,
- It is probable that the economic benefits associated with the transaction will flow, and
- The costs incurred or to be incurred in respect of the transaction can be measured reliably

Where appropriate the Group provides a reserve for estimated returns under the standard acceptance terms at the time the revenue is recorded

Customer support and maintenance – revenue allocable to customer support and maintenance is recognised on a straight-line basis over the term of the support and maintenance contract Revenue not recognised in the income statement under this policy is classified as deferred income in the balance sheet

Other products and services – revenue allocable to other products and services is recognised as the products are shipped, or rendering of services can be estimated reliably Revenue associated with the transaction is recognised by reference to the stage of completion of the transaction at the balance sheet date The outcome of a transaction can be estimated reliably when all the following conditions are satisfied

Notes to the Accounts - Group continued

For the year ended 30 September 2006

GROUP ACCOUNTING POLICIES continued

- The amount of revenue can be measured reliably,
- It is probable that the economic benefits associated with the transaction will flow to the Group,
- The state of completion of the transaction at the balance sheet date can be measured reliably, and
- The costs incurred for the transaction and the costs to complete the transaction can be measured reliably

e Goodwill

Goodwill represents the excess of the cost of acquisition over the fair value of the Group's interest in the identifiable assets, liabilities and contingent liabilities acquired in a business combination Goodwill previously written-off directly to reserves under UK GAAP prior to 1 October 1998 has not been reinstated and is not recycled to the income statement on the disposal of the business to which it relates

f Impairment of assets

Goodwill is allocated to cash-generating units for the purposes of impairment testing The recoverable amount of the cash-generating unit to which the goodwill relates is tested annually for impairment or when events or changes in circumstances indicate that it might be impaired The carrying values of property, plant and equipment, investments measured using a cost basis and intangible assets other than goodwill are reviewed for impairment only when events indicate the carrying value may be impaired

In an impairment test, the recoverable amount of the cash-generating unit or asset is estimated to determine the extent of any impairment loss The recoverable amount is the higher of fair value less costs to sell and the value in use in the Group An impairment loss is recognised to the extent that the carrying value exceeds the recoverable amount

In determining a cash-generating unit's or asset's value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the cash-generating unit or asset that have not already been included in the estimate of future cash flows

g Intangible assets – arising on business combinations

Amortisation of intangible assets is charged to the income statement on a straight-line basis over the estimated useful lives of each intangible asset Intangible assets are amortised from the date they are available for use The estimated useful lives are as follows

• Brand names	- 5 to 20 years
• Technology / In process R&D (IPR&D)	- 3 to 7 years
• Customer relationships	- 5 to 10 years

h Intangible assets – other

Other intangible assets that are acquired by the Group are stated at cost less accumulated amortisation and impairment losses Software assets are amortised over their estimated useful lives, which do not exceed three years

i Internally generated intangible assets – research and development expenditure

Expenditure on research activities is recognised as an expense in the period in which it is incurred

An internally generated intangible asset arising from the development of software is recognised only if all of the following conditions are met

- It is probable that the asset will create future economic benefits,
- The development costs can be measured reliably,
- Technical feasibility of completing the intangible asset can be demonstrated
- There is the intention to complete the asset and use or sell it,
- There is the ability to use or sell the asset, and
- Adequate technical, financial and other resources to complete the development and to use or sell the asset are available

Internally generated intangible assets are amortised over their estimated useful lives which is between three to six years Where no internally generated intangible asset can be recognised, development expenditure is charged to the income statement in the period in which it is incurred

j Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses if applicable Depreciation on property, plant and equipment is provided down to an asset's residual value over its useful economic life as follows

• Freehold buildings	- 50 years
• Long leasehold buildings and improvements	- over period of lease
• Plant and equipment	- 2 to 7 years
• Motor vehicles	- 4 years
• Office equipment	- 5 to 7 years

Freehold land is not depreciated

Residual values and useful lives are reviewed and adjusted, if appropriate, at each balance sheet date

k Inventories

Inventories are stated at the lower of cost and net realisable value Cost includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition

l Cash and cash equivalents

For the purpose of preparation of the cash flow statement, cash and cash equivalents include cash at bank and in hand and short-term deposits with an original maturity period of three months or less Bank overdrafts that are an integral part of a subsidiary's cash management are included in cash and cash equivalents where they have a legal right of set-off and there is an intention to settle net, against positive cash balances, otherwise bank overdrafts are classified as borrowings

sage

m Trade receivables and trade payables
Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the income statement within selling and administrative expenses. When a trade receivable is uncollectible, it is written-off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written-off are credited against selling and administrative expenses in the income statement.

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

n Taxation
Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised based on tax rates that have been enacted or substantively enacted at the balance sheet date. Deferred tax and current tax are charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

In recognising income tax assets and liabilities, management makes estimates of the likely outcome of decisions by tax authorities on transactions and events whose treatment for tax purposes is uncertain. Where the final outcome of such matters is different, or expected to be different, from previous assessments made by management, a change to the carrying value of income tax assets and liabilities will be recorded in the period in which such a determination is made. The carrying values of income tax assets and liabilities are disclosed separately in the Consolidated Balance Sheet.

o Financial instruments and hedge accounting
(pre and post 30 September 2005)
Financial assets and liabilities are recognised in the Group's balance sheet when the Group becomes a party to the contractual provision of the instrument. Trade receivables are non-interest-bearing and are stated at their nominal value less the amount of any appropriate provision for irrecoverable amounts. Trade payables are non-interest-bearing and are stated at their nominal value.

In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes.

The portion of the gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in equity. The ineffective portion is recognised immediately in profit or loss.

p Foreign currency translation
The individual financial statements of each Group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in Pounds Sterling, which is the functional currency of the Company and the presentation currency for the consolidated financial statements.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity's functional currency ("foreign currencies") are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

sage

FILE NO. 82-34736

Notes to the Accounts - Group continued

For the year ended 30 September 2006

GROUP ACCOUNTING POLICIES continued

Exchange differences arising on the settlement of monetary items and on the retranslation of monetary items, are included in profit or loss for the period Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity For such non-monetary items, any exchange component of that gain or loss is also recognised directly in equity

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group's foreign operations (including comparatives) are expressed in Pounds Sterling using exchange rates prevailing on the balance sheet date Income and expense items (including comparatives) are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate

When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognised in the income statement as part of the gain or loss on sale

q Borrowing

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of borrowing on an effective interest basis

r Leasing

Assets held under finance leases are recognised as assets of the Group at their fair value or if lower, at the present value of the minimum lease payments, each determined at the inception of the lease The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability Finance charges are charged directly as finance costs to the income statement

Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the lease term

s Retirement benefit costs

The Group operates money purchase pension schemes for certain of its employees The contributions are charged to the income statement as incurred

There is a small defined benefit scheme operating within the Group The assets of the defined benefit scheme are held separately from the assets of the Group The costs of providing benefits under this scheme are determined using the projected unit credit actuarial valuation method

The current service cost and gains and losses on settlements and curtailments are included in selling and administrative expenses in the Consolidated Income Statement Past service costs are similarly included where the benefits have vested, otherwise they are amortised on a straight-line basis over the vesting period The expected return on assets of funded defined benefit pension schemes and the imputed interest on pension plan liabilities comprise the pension element of the net finance expense/income in the income statement

Differences between the actual and expected return on assets, changes in the retirement benefit obligation due to experience and changes in actuarial assumptions are included in the statement of recognised income and expense in full in the period in which they arise

The liability recognised in the balance sheet in respect of the defined benefit pension scheme is the present value of the defined benefit obligation and unrecognised past service cost and future administration costs at the balance sheet date less the fair value of plan assets The defined benefit obligation is calculated annually by independent actuaries The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximate to the terms of the related pension liability

The Groups contributions to defined contribution schemes are charged to the income statement in the period to which the contributions relate

The calculation of the defined benefit obligation of a defined benefit plan requires estimation of future events, for example salary and pension increases, inflation and mortality rates In the event that future experience does not bear out the estimates made in previous years, an adjustment will be made to the plan's defined benefit obligation in future periods which could have a material effect on the Group The carrying amounts of assets and liabilities relating to defined benefit plans, together with the key assumptions used in the calculation of the defined benefit obligations relating to those plans, are disclosed in note 26

t Share-based payments

The Group issues equity-settled share-based payments to certain employees Equity-settled share-based payments are measured at fair value (excluding the effect of non market-based vesting conditions) at the date of grant The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of the shares that will eventually vest allowing for the effect of non market-based vesting conditions

Fair value is measured using the Black-Scholes or the Monte Carlo pricing models The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations

The Group also provides certain employees with the ability to purchase the Group's ordinary shares at a discount to the current market value at the date of the grant The Group records an expense, based on its estimate of the discount related to shares expected to vest, on a straight-line basis over the vesting period

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u Dividends

Dividends on ordinary shares are recognised as a liability in the period in which they are approved by the Company's shareholders

v Provisions

A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability

w Segment reporting

At 30 September 2006, the Group is organised into geographical businesses. The geographic regions are the Group's primary reporting format for segment information as they represent the dominant source and nature of the Group's risks and returns. The Group's secondary reporting format is business segments: Small Business and Mid-market

Segment assets include all intangible assets, property, plant and equipment, inventories, trade and other receivables, cash and cash equivalents and tax assets. Segment liabilities comprise mainly trade and other payables, retirement benefit obligations, tax liabilities and certain borrowings that can be attributed to the segment but exclude borrowings that are for general corporate purposes. Capital expenditure comprises additions to property, plant and equipment and intangible assets

x Adoption of new and revised International Financial Reporting Standards

At the date of approval of these financial statements, the following standards, interpretations and amendments thereto were issued but not yet mandatory effective for the Group

International Financial Reporting Standards ("IFRS")

- IFRS 6 "Exploration for and Evaluation of Mineral Resources"
- IFRS 7 "Financial Instruments: Disclosures"
- IFRS 8 "Operating Segments"

International Financial Reporting Interpretations Committee ("IFRIC") interpretations

- IFRIC 4 "Determining whether an arrangement contains a lease"
- IFRIC 5 "Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds"
- IFRIC 6 "Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment"
- IFRIC 7 "Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies"
- IFRIC 8 "Scope of IFRS 2"
- IFRIC 9 "Reassessment of embedded derivatives"
- IFRIC 10 "Interim Financial Reporting and Impairment"
- IFRIC 11 "IFRS 2: Group and Treasury Share Transactions"
- IFRIC 12 "Service Concession Arrangements"

Amendments to existing standards

- Amendment to IAS 1 "Presentation of Financial Statements" – Capital disclosures
- Amendment to IAS 19 "Employee Benefits" – Actuarial Gains and Losses, Group Plans and Disclosures
- Amendment to IAS 21 "The Effects of Changes in Foreign Exchange Rates" – Net Investment in a Foreign Operation
- Amendments to IAS 39 "Financial Instruments: Recognition and Measurement" – Cash flow hedge accounting of forecast intra-group transactions, The Fair Value Option
- Amendments to IAS 39 "Financial Instruments: Recognition and Measurement" and IFRS 4 "Insurance Contracts"
- Amendments to IFRS 1 "First-time Adoption of International Financial Reporting Standards" and IFRS 6 "Exploration for and Evaluation of Mineral Resources"

All the IFRSs, IFRIC interpretations and amendments to existing standards had been adopted by the EU at the date of approval of these consolidated financial statements with the following exceptions: IFRIC 10, IFRIC 11 and IFRIC 12

The directors anticipate that the future adoption of those standards, interpretations and amendments listed above that have not been adopted early will not have a material impact on the Consolidated Financial Statements

y Critical accounting estimates and judgements

In preparing the Consolidated Financial Statements, management has to make judgements on how to apply the Group's accounting policies and make estimates about the future. The critical judgements that have been made in arriving at the amounts recognised in the Consolidated Financial Statements and the key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying value of assets and liabilities in the next financial year, are discussed below

- **Acquisitions**

  When acquiring a business, we have to make judgements and best estimates about the fair value allocation of the purchase price. We seek appropriate competent and professional advice before making any such allocations. We test the valuation of goodwill on an annual basis and whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. These tests require the use of estimates. See notes 7 and 8

- **Impairment reviews**

  The Group tests annually whether goodwill has suffered any impairment in accordance with the accounting policy stated above. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates (note 7)

- **Income taxes**

  The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made

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Notes to the Accounts - Group continued

For the year ended 30 September 2006

1 SEGMENTAL REPORTING

Primary reporting format – geographical segments

The Group manages its business segments on a global basis The operations are based in four main geographical areas The UK is the home country of the parent The main operations in the principal territories are as follows

- UK & Ireland
- Mainland Europe
- North America
- Rest of World

The Rest of World segment operations are mainly based in South Africa, Australia, Singapore Malaysia, UAE, China and India The sales analysis in the table below is based on the location of the customer which is not materially different from the location where the order is received and where the assets are located

Year ended 30 September 2006	Note	UK & Ireland £m	Mainland Europe £m	North America £m	Rest of World £m	Group £m
The primary segment results were as follows						
Continuing operations						
Revenue		205 2	299 8	381 5	69 1	955 6
Segment operating profit		76 3	58 9	82 4	18 2	235 8
Finance income						3 5
Finance expenses						(18 1)
Profit before taxation						221 2
Taxation						(68 6)
Profit for the year from continuing operations						152 6
The primary segment assets and liabilities were as follows						
Segment assets		334 0	474 4	1,307 4	95 1	2,210 9
Segment liabilities		(139 2)	(184 3)	(223 4)	(25 5)	(572 4)
Segment net assets		194 8	290 1	1,084 0	69 6	1,638 5
Unallocated liabilities						
- Corporate borrowings						(660 9)
Total net assets						977 6
Other segmental information in respect of the primary segments was as follows						
Capital expenditure – property, plant and equipment	9	8 0	3 4	11 1	1 3	23 8
Capital expenditure – intangible fixed assets	8	0 1	1 0	2 1	-	3 2
Depreciation	9	5 7	3 7	3 5	0 8	13 7
Amortisation of intangible assets	8	0 1	7 8	8 2	0 1	16 2
Other non-cash expenses – share-based payments	19	2 8	2 0	3 5	0 5	8 8

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Year ended 30 September 2005	Note	UK & Ireland £m	Mainland Europe £m	North America £m	Rest of World £m	Group £m
The primary segment results were as follows						
Continuing operations						
Revenue		192.6	204.9	302.3	59.8	759.6
Segment operating profit		70.9	43.4	70.5	14.5	199.3
Finance income						2.8
Finance expenses						(8.5)
Profit before taxation						193.6
Taxation						(61.2)
Profit for the year from continuing operations						132.4
The primary segment assets and liabilities were as follows						
Segment assets		320.0	313.5	798.0	79.1	1,510.6
Segment liabilities		(126.5)	(130.8)	(166.3)	(23.6)	(447.2)
Segment net assets		193.5	182.7	631.7	55.6	1,063.4
Unallocated liabilities						
- Corporate borrowings						(174.5)
Total net assets						888.9
Other segmental information in respect of the primary segments was as follows						
Capital expenditure – property, plant and equipment	9	6.2	2.7	4.5	1.0	14.4
Capital expenditure – intangible fixed assets	8	-	0.3	6.0	-	6.3
Depreciation	9	5.3	3.5	4.6	0.8	14.2
Amortisation of intangible assets	8	-	3.2	0.7	-	3.9
Other non-cash expenses – share-based payments	19	3.0	1.8	3.0	0.4	8.2

Segment assets include all intangible assets, property, plant and equipment, inventories, trade and other receivables, cash and cash equivalents and tax assets. Segment liabilities comprise mainly trade and other payables, retirement benefit obligations, tax liabilities and certain borrowings that can be attributed to the segment but exclude borrowings that are for general corporate purposes. Capital expenditure comprises additions to property, plant and equipment and intangible assets.

Reconciliation of operating profit to EBITA (Non GAAP measure)*

	2006 £m	2005 £m
Operating profit	235.8	199.3
Amortisation of acquired intangible assets	13.6	3.3
Net amortisation of software development expenditure	(0.1)	(0.5)
EBITA*	249.3	202.1

* EBITA measure (Earnings before interest, tax and amortisation) excludes the effects of:
- Amortisation of acquired intangible assets, and
- Amortisation (or capitalisation) of software development expenditure

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Notes to the Accounts - Group continued

For the year ended 30 September 2006

1 SEGMENTAL REPORTING continued

Secondary reporting format – business segment

The business segments identified are the Small business and Mid-market divisions

The Small business division offers products and services to smaller SMEs Products offered to this segment are generally stand-alone software products or networked with typically up to 3 users The Mid-market division offer products and services to mid-sized SMEs Products offered to this segment are generally networked products which allow more than 3 users

	Revenue		Segment assets		Capital expenditure	
	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m
Continuing operations						
Small business division	348 1	321 0	822 7	638 4	10 0	8 8
Mid-market division	587 5	438 6	1,388 2	872 2	17 0	11 9
	935 6	759 6	2,210 9	1,510 6	27 0	20 7

	Revenue 2006 £m	Revenue 2005 £m
Sale of goods	322 8	286 5
Rendering of services	612 8	473 1
	935 6	759 6

2 NET FINANCE EXPENSES

	2006 £m	2005 £m
Finance income	3 5	2 8
Finance expenses		
Finance costs on bank borrowings	(17 5)	(7 8)
Amortisation of issue costs	(0 6)	(0 7)
	(18 1)	(8 5)
Net finance expenses	(14 6)	(5 7)

3 OPERATING PROFIT

The following items have been included in arriving at operating profit	Note	2006 £m	2005 £m
Staff costs	27	409 8	321 5
Inventories			
- Cost of inventories recognised as an expense (included in cost of sales)	10	13 6	9 7
Depreciation of property, plant and equipment			
- Owned assets	9	13 6	14 2
- Under finance leases	9	0 1	-
Amortisation of intangible assets (excluding amortisation of development expenditure)	8	15 4	3 3
(Loss) on disposal of fixed assets		(0 8)	-
Profit on disposal of subsidiary	26(f)	2 7	-
Other operating lease rentals payable			
- Plant and machinery		3 0	2 2
- Property		18 6	17 7
Repairs and maintenance expenditure on property, plant and equipment		2 8	0 7
Research and development expenditure		94 8	80 5

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Services provided by the Group's auditor and network firms

During the year the Group (including its overseas subsidiaries) obtained the following services from the Group's auditor at costs as detailed below

	2006 £m	2005 £m
Audit services		
- Fees payable to Company auditor for the audit of parent Company and consolidated accounts	1 3	0 8
Non-audit services		
Fees payable to the Company auditor and its associates for other services		
- The audit of the Company's subsidiaries pursuant to legislation	0 1	0 1
- Other services	0 3	0 1
- Tax services and compliance work	1 4	1 3
	3 1	2 3

The total audit fee for the Group, including the audit of overseas subsidiaries was £1 4m (2005 £0 9m) Other services include IFRS transition costs and are therefore closely associated with the audit

The Group reported its results under IFRS for the first time for the year ended 30 September 2006 Consequently, fees incurred in connection with audit services included significant, one-time costs associated with the conversion from UK GAAP to IFRS

The Board's policy in respect of the procurement of non-audit services for the Group's auditor is set out on pages 35 and 36

4 TAXATION

Analysis of charge in the year	2006 £m	2005 £m
Current tax		
- Current year	65 4	58 1
- Adjustment in respect of prior year	2 4	(0 3)
	67 8	57 8
Deferred tax	0 8	3 4
Taxation	68 6	61 2

Tax on items (charged)/credited to equity

	2006 £m	2005 £m
Deferred tax (charge)/credit on stock options	(1 2)	2 4
Total tax on items (charged)/credited to equity	(1 2)	2 4

The tax for the period is higher (2005 higher) than the standard rate of corporation tax in the UK (30%) The differences are explained below

	2006 £m	2005 £m
Profit on ordinary activities before taxation	221 2	193 6
Profit on ordinary activities multiplied by rate of corporation tax in the UK of 30% (2005 30%)	66 4	58 1
Effects of		
Adjustment in respect of prior period	2 4	(0 3)
Adjustment in respect of foreign tax rates	6 1	6 1
Expenses not deductible for tax purposes and other permanent differences	(4 5)	(3 8)
Other	(1 8)	1 1
Total taxation	68 6	61 2

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FILE NO. 82-34736

Notes to the Accounts - Group continued

For the year ended 30 September 2006

5 DIVIDENDS

	2006 £m	2005 £m
Final dividend paid for the year ended 30 September 2005 of 1 95p per share	25 1	-
(2005 final dividend paid for the year ended 30 September 2004 of 1 72p per share)	-	22 0
Interim dividend paid for the year ended 30 September 2006 of 1 08p per share	14 0	-
(2005 interim dividend paid for the year ended 30 September 2005 of 0 92p per share)	-	11 9
	39 1	33 9

In addition, the directors are proposing a final dividend in respect of the financial year ended 30 September 2006 of 2 51p per share which will absorb an estimated £32 4m of shareholders' funds It will be paid on 9 March 2007 to shareholders who are on the register of members on 9 February 2007

6 EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year, excluding those held in the employee share trust (note 22), which are treated as cancelled

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares The Group has two classes of dilutive potential ordinary shares those share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the year and the contingently issuable shares under the Group's long-term incentive plan At 30 September 2006, the performance criteria for the vesting of the awards under the incentive scheme had not been met and consequently the shares in question are excluded from the diluted EPS calculation

Reconciliations of the earnings and weighted average number of shares used in the calculations are set out below

	2006			2005		
	Earnings £m	Weighted average number of shares millions	Per-share amount pence	Earnings £m	Weighted average number of shares millions	Per-share amount pence
Basic EPS						
Earnings attributable to ordinary shareholders	152 5	1,290 8	11 81	132 3	1,283 3	10 31
Effect of dilutive securities						
Options		8 9			6 4	
Diluted EPS	152 5	1,299 7	11 73	132 3	1,289 7	10 26

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EPS – Non GAAP measure

	Earnings £m	Weighted average number of shares millions	Per-share amount pence	Earnings £m	Weighted average number of shares millions	Per-share amount pence
			2006			2005
Basic EPS						
Earnings attributable to ordinary shareholders	152.5	1,290.8	11.81	132.3	1,283.3	10.31
Non EBITA items						
Intangible asset amortisation and net development expenditure	13.5			2.8		
Taxation	(4.1)			(0.5)		
Net EBITA adjustments	9.4			2.3		
EBITA adjusted Basic EPS	161.9	1,290.8	12.54	134.6	1,283.3	10.49
Effect of dilutive securities						
Options		8.9			6.4	
EBITA adjusted Diluted EPS	161.9	1,299.7	12.46	134.6	1,289.7	10.44

7 GOODWILL

	Note	2006 £m	2005 £m
Cost			
At 1 October		1,076.8	995.8
Additions	26(n)	503.4	65.8
Deferred tax on intangible assets	17	25.8	-
Disposals	26(j)	(7.4)	-
Exchange adjustments		(36.7)	15.2
At 30 September		1,561.9	1,076.8
Aggregate impairment			
At 30 September		-	-
Net book amount at 30 September		1,561.9	1,076.8

Details of acquisitions and disposals in the year are shown in note 26 During the year, goodwill was reviewed for impairment in accordance with IAS 36 For the purposes of this impairment review goodwill has been valued on the basis of discounted future cash flows arising in each relevant cash-generating unit

Goodwill impairment tests

Goodwill acquired in a business combination is allocated to one or more cash-generating units ("CGUs") CGUs represent the operations of a country or, in more material operations, divisions within a country

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Notes to the Accounts - Group continued

For the year ended 30 September 2006

7 GOODWILL continued

The following table shows the allocation of the carrying value of goodwill at the balance sheet date by geographic area

	2006 £m	2005 £m
UK	152 6	151 9
France	161 2	68 9
Germany	20 4	6 4
Switzerland	22 5	20 1
Poland	6 2	6 0
Spain	91 6	84 5
North America	1,045 5	685 4
South Africa	25 1	26 8
Australia	25 0	26 8
Asia	11 8	-
	1,561 9	1,076 8

The Group conducts annual impairment tests on the carrying value of goodwill, based on the recoverable amount of CGUs to which goodwill has been allocated The recoverable amounts of CGUs are determined from value in use calculations The key assumptions in the value in use calculations are the discount rate applied, the long-term operating margin and the long-term growth rate of net operating cash flows In all cases, the approved budget for the following financial year formed the basis for the cash flow projections for a CGU The approved cash flow projections in the four financial years following the budget year reflected management's expectations of the medium-term operating performance of the CGU and growth prospects in the CGU's market

- The discount rate applied to a CGU represents a pre-tax rate that reflects market assessment of the time value of money at the balance sheet date and the risks specific to the CGU The discount rate applied to CGUs were in the range of 6 4% (2005 6 4%) to 10 7% (2005 10 7%)
- The long-term operating margin assumed for a CGU's operations is primarily based on past performance For some CGUs, those for which management has strong reason to believe that past operating margins are not indicative of future operating margins, expected future improvements from sustainable operating cost savings are also included in management's assessment of the long-term operating margin The long-term operating margin applied to CGUs was in the range of 18% (2005 18%) to 54% (2005 40%)
- Long-term growth rates of net operating cash flows are assumed equal to the long-term growth rate in the gross domestic product of the country in which the CGU's operations are undertaken and were in the range of 1 0% (2005 1 0%) to 5 0% (2005 5 0%)

Goodwill impairment tests were conducted separately for each CGU

8 OTHER INTANGIBLE ASSETS

	Brands £m	Technology £m	Acquired IPR&D £m	Internal IPR&D £m	Computer software £m	Customer relationships £m	Total £m
Cost							
At 1 October 2005	17 6	18 4	0 3	3 8	5 9	5 7	51 7
Additions	-	-	-	-	3 2	-	3 2
Acquisitions – through business combinations	16 3	42 2	-	-	11 7	90 7	160 9
Additions – internally generated	-	-	-	0 9	-	-	0 9
Disposals	-	-	-	-	(0 7)	-	(0 7)
Exchange adjustments	(0 4)	(0 2)	-	-	(0 6)	(0 1)	(1 3)
At 30 September 2006	33 5	60 4	0 3	4 7	19 5	96 3	214 7
Aggregate amortisation							
At 1 October 2005	0 5	1 3	-	1 5	2 5	0 5	6 3
Charge for the year	1 5	5 6	0 1	0 8	1 8	6 4	16 2
Acquisitions	-	-	-	-	6 9	-	6 9
Disposals	-	-	-	-	(0 3)	-	(0 3)
At 30 September 2006	2 0	6 9	0 1	2 3	10 9	6 9	29 1
Net book amount							
At 30 September 2006	31 5	53 5	0 2	2 4	8 6	89 4	185 6

	Brands £m	Technology £m	Acquired IPR&D £m	Internal IPR&D £m	Computer software £m	Customer relationships £m	Total £m
Cost							
At 1 October 2004	-	-	-	2 7	7 0	-	9 7
Additions	5 6	-	-	-	0 7	-	6 3
Acquisitions – through business combinations	12 0	18 4	0 3	-	0 2	5 7	36 6
Additions – internally generated	-	-	-	1 1	-	-	1 1
Disposals	-	-	-	-	(1 9)	-	(1 9)
Exchange adjustments	-	-	-	-	(0 1)	-	(0 1)
At 30 September 2005	17 6	18 4	0 3	3 8	5 9	5 7	51 7
Aggregate amortisation							
At 1 October 2004	-	-	-	0 9	3 5	-	4 4
Charge for the year	0 5	1 3	-	0 6	1 0	0 5	3 9
Disposals	-	-	-	-	(1 9)	-	(1 9)
Exchange adjustments	-	-	-	-	(0 1)	-	(0 1)
At 30 September 2005	0 5	1 3	-	1 5	2 5	0 5	6 3
Net book amount							
At 30 September 2005	17 1	17 1	0 3	2 3	3 4	5 2	45 4

All amortisation charges in the year have been charged through selling and administrative expenses Intangible assets (apart from internally generated IPR&D and computer software) relate to identifiable assets purchased as part of the Group's business combinations Intangible assets are amortised on a straight-line basis over their expected useful economic life

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Notes to the Accounts - Group continued

For the year ended 30 September 2006

9 PROPERTY, PLANT AND EQUIPMENT

	Land and buildings £m	Plant and equipment £m	Motor vehicles and office equipment £m	Total £m
Cost				
At 1 October 2005	88.0	100.4	34.0	222.4
Additions at cost	1.3	17.6	4.9	23.8
Acquisitions	3.3	19.6	2.9	25.8
Disposals	-	(19.2)	(2.7)	(21.9)
Exchange adjustments	(0.4)	(2.8)	(0.8)	(4.0)
At 30 September 2006	92.2	115.6	38.3	246.1
Accumulated depreciation				
At 1 October 2005	4.0	75.4	23.1	102.5
Charge for the year	1.0	9.7	3.0	13.7
Acquisitions	0.7	15.1	1.6	17.4
Disposals	(0.8)	(17.3)	(0.5)	(18.6)
Exchange adjustments	-	(2.1)	(0.6)	(2.7)
At 30 September 2006	4.9	80.8	26.6	112.3
Net book amount at 30 September 2006	87.3	34.8	11.7	133.8

	Land and buildings £m	Plant and equipment £m	Motor vehicles and office equipment £m	Total £m
Cost				
At 1 October 2004	89.2	85.4	28.8	203.4
Additions at cost	1.6	11.4	1.4	14.4
Acquisitions	2.3	4.4	6.5	13.2
Transfer of property held for sale to other debtors	(3.5)	-	-	(3.5)
Disposals	(1.9)	(1.9)	(3.0)	(6.8)
Exchange adjustments	0.3	1.1	0.3	1.7
At 30 September 2005	88.0	100.4	34.0	222.4
Accumulated depreciation				
At 1 October 2004	2.4	63.2	17.3	82.9
Charge for the year	2.0	9.3	2.9	14.2
Acquisitions	-	3.4	4.1	7.5
Disposals	(0.4)	(1.5)	(1.4)	(3.3)
Exchange adjustments	-	1.0	0.2	1.2
At 30 September 2005	4.0	75.4	23.1	102.5
Net book amount at 30 September 2005	84.0	25.0	10.9	119.9

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Assets held under finance leases have the following net book amount

	2006 £m	2005 £m
Cost	0 6	0 5
Accumulated depreciation	(0 2)	(0 1)
Net book amount	0 4	0 4

Included in assets held under finance leases are plant and equipment with a net book amount of £0 3m (2005 £0 2m) and vehicles £0 1m (2005 £0 2m)

10 INVENTORIES

	2006 £m	2005 £m
Materials	1 9	1 0
Finished goods	3 7	2 5
	5 6	3 5

The Group consumed £13 6m (2005 £9 7m) of inventories during the year There was no material write down of inventories during the current or prior year

11 TRADE AND OTHER RECEIVABLES

Amounts falling due within one year	2006 £m	2005 £m
Trade receivables	215 2	153 5
Less provision for impairment of receivables	(30 1)	(25 6)
Trade receivables – net	185 1	127 9
Other receivables	19 2	10 3
Prepayments and accrued income	11 4	11 7
	215 7	149 9

Concentrations of credit risk with respect to trade receivables are limited due to the Group's customer base being large and unrelated

12 CASH AND CASH EQUIVALENTS

Cash and cash equivalents in the cash flow statement comprise	2006 £m	2005 £m
Cash at bank and in hand	81 4	65 4
Short-term bank deposits	0 6	3 7
	82 0	69 1

The effective interest rate on short-term deposits was 3 9% (2005 3 0%) and these deposits have an average maturity of 41 days (2005 13 days)

13 TRADE AND OTHER PAYABLES - CURRENT

	2006 £m	2005 £m
Trade payables	95 1	80 4
Other tax and social security payable	38 2	30 5
Accruals	57 0	34 6
	190 3	145 5

14 CURRENT TAX LIABILITIES

	2006 £m	2005 £m
Current tax liabilities	63 5	60 8

Notes to the Accounts - Group continued

For the year ended 30 September 2006

15 FINANCIAL LIABILITIES - BORROWINGS

Current		2006 £m	2005 £m
Bank loans due within one year of demand			
Secured	(a)	0 6	0 1
Unsecured		0 3	-
		0 9	0 1
Finance lease obligations		0 1	0 1
		1 0	0 2

Non-current		2006 £m	2005 £m
Bank loans			
Secured	(a)	1 7	0 8
Unsecured		660 9	174 9
		662 6	175 7
Finance lease obligations		0 2	0 6
		662 8	176 3

(a) The bank loans are secured by a fixed charge over the property the acquisition of which the loan funded

Bank loans are denominated in a number of currencies and bear interest based on LIBOR or foreign equivalents appropriate to the country in which the borrowing is incurred

Included in loans above is £660 9m (2005 £174 6m) of unsecured loans (after unamortised issue costs) taken out in connection with acquisitions

This is drawn down under £850 0m multi-currency revolving credit facilities, £650 0m expiring on 4 August 2011 and £200 0m expiring on 15 January 2011

In the table above, loans are stated net of unamortised issue costs of £1 7m (2005 £0 8m) The Group has incurred total issue costs of £7 1m (2005 £4 9m) in respect of these facilities These costs are allocated to the income statement over the term of the facility at a constant rate on the carrying amount

Unsecured borrowings were drawn in the following currencies US Dollar £549 2m (2005 £122 3m), Euro £106 5m (2005 £43 4m) and Swiss Franc £5 5m (2005 £9 2m) and bear interest at a rate of 0 45% (2005 0 5%) above LIBOR

16 FINANCIAL INSTRUMENTS

Numerical financial instruments disclosures are set out below Additional disclosures are set out in the accounting policies relating to risk management and also in note 25

Hedge of net investment in foreign entity

The Group has US Dollar, Euro and Swiss Franc denominated borrowings which it has designated as a hedge of the net investment in its subsidiaries in the US France, Spain, Germany and Switzerland The fair value of the US Dollar borrowings at 30 September 2006 was £549 2m (2005 £122 3m), the Euro borrowings £106 3m (2005 £43 0m) and Swiss Franc borrowings £5 5m (2005 £9 2m) The foreign exchange gain of £12 8m (2005 loss of £1 8m) on translation of the borrowings into sterling has been recognised in exchange reserves

Fair values of non-derivative financial assets and financial liabilities

Where market values are not available, fair values of financial assets and financial liabilities have been calculated by discounting expected future cash flows at prevailing interest rates and by applying year end exchange rates The carrying amounts of short-term borrowings approximate to book value

Fair values of financial instruments

For the following financial assets and liabilities long-term borrowings, short-term borrowings, trade and other payables, trade and other receivables, short-term deposits and cash at bank and in hand, the carrying amount approximates the fair value of the instrument due to the instrument bearing interest at market rates and/or the short-term nature of the instrument

	Note	2006 Book value £m	2006 Fair value £m	2005 Book value £m	2005 Fair value £m
Long-term borrowings	15	(682 8)	(682 8)	(176 3)	(176 3)
Fair value of other financial assets and financial liabilities					
Primary financial instruments held or issued to finance the Group's operations					
Short-term borrowings	15	(1 0)	(1 0)	(0 2)	(0 2)
Trade and other payables	13	(190 3)	(190 3)	(145 5)	(145 5)
Trade and other receivables	11	215 7	215 7	149 9	149 9
Short-term bank deposits	12	0 6	0 6	3 7	3 7
Cash at bank and in hand	12	81 4	81 4	65 4	65 4

Currency exposure

The Group's other currency exposures comprise only those exposures that give rise to net currency gains and losses to be recognised in the income statement Such exposures reflect the monetary assets and liabilities of the Group that are not denominated in the operating (or "functional") currency of the operating unit involved At 30 September 2006 and 30 September 2005, these exposures are immaterial to the Group

Maturity of financial liabilities

The maturity profile of the carrying amount of the Group's non-current liabilities at 30 September was as follows

	2006 Debt £m	2006 Finance leases £m	2006 Total £m	2005 Debt £m	2005 Finance leases £m	2005 Total £m
In more than one year but not more than two years	-	0 2	0 2	-	0 6	0 6
In more than two years but not more than five years	682 6	-	682 6	175 7	-	175 7
In more than five years	-	-	-	-	-	-
	682 6	0 2	682 8	175 7	0 6	176 3

Borrowing facilities

The Group has the following undrawn committed borrowing facilities available at 30 September in respect of which all conditions precedent had been met at that date

	2006 Total £m	2005 Total £m
Expiring within 1 year	-	20 0
Expiring between 1 and 2 years	-	20 0
Expiring in more than 2 years	187 3	194 9
	187 3	234 9

The facilities have been arranged to help finance the proposed expansion of the Group's activities All these facilities incur commitment fees at market rates

Notes to the Accounts - Group continued

For the year ended 30 September 2006

16 FINANCIAL INSTRUMENTS continued

The minimum lease payments under finance leases fall due as follows

	2006 Total £m	2005 Total £m
Not later than one year	0.1	0.1
Later than one year but not more than five years	0.2	0.7
More than five years	-	-
	0.3	0.8
Future finance charges on finance leases	-	(0.1)
Present value of finance lease liabilities	0.3	0.7

17 DEFERRED TAX

Deferred tax has been calculated at 30% in respect of UK companies (being the prevailing corporation tax rate at 30 September 2006 and 2005) and at the prevailing rates for the overseas subsidiaries

The movement on the deferred tax account is as shown below

	2006 £m	2005 £m
At 1 October	43.5	30.2
Acquisition of subsidiary	2.7	16.7
Transfer to current tax	(0.8)	-
Deferred tax on intangible assets	(25.8)	-
Income statement credit	(0.8)	(4.0)
Exchange differences	(1.3)	0.6
Stock options	(1.2)	-
At 30 September	16.3	43.5

Deferred tax assets have been recognised in respect of all tax losses and other temporary differences giving rise to deferred tax assets because it is probable that these assets will be recovered

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries As the earnings are continually reinvested by the Group, no tax is expected to be payable on them in the foreseeable future

The movements in deferred tax assets and liabilities (prior to the offsetting of balances within the same jurisdiction as permitted by IAS 12) during the year are shown below

Deferred tax assets and liabilities are only offset where there is a legally enforceable right of offset and there is an intention to settle the balances net

Deferred tax assets

	Intangible assets £m	Tax losses £m	Other £m	Total £m
At 1 October 2005	21.4	1.0	23.6	46.0
Income statement credit	(4.1)	(1.0)	3.8	(1.3)
Deferred tax on intangible assets	(17.3)	-	-	(17.3)
Acquisition of subsidiary	-	-	2.2	2.2
Transfer to current tax	-	-	(0.8)	(0.8)
Exchange differences	-	-	(1.3)	(1.3)
Stock options	-	-	(1.2)	(1.2)
At 30 September 2006	-	-	26.3	26.3
Net deferred tax asset				
At 30 September 2006	(8.0)	-	24.3	16.3
At 30 September 2005	21.4	1.0	21.1	43.5

Deferred tax liabilities

	Intangible assets £m	Other £m	Total £m
At 1 October 2005	-	2 5	2 5
Income statement charge	(0 5)	-	(0 5)
Deferred tax on intangible assets	8 5	-	8 5
Acquisition of subsidiary	-	(0 5)	(0 5)
At 30 September 2006	**8 0**	**2 0**	**10 0**

The deferred tax liability due after more than one year is £10 0m (2005 £2 5m)

18 SHARE CAPITAL

Authorised	2006 £m	2005 £m
1,860 000,000 (2005 1,860,000,000) ordinary shares of 1p each	18 6	18 6

Issued and fully paid	2006 shares	2006 £m	2005 shares	2005 £m
At 1 October	1,285,318,582	12 8	1,281,801,526	12 8
Allotted under share option schemes	8,962,362	0 1	3,517,056	-
At 30 September	**1,294,280,944**	**12 9**	**1,285,318 582**	**12 8**

Potential issues of ordinary shares

Certain senior executives hold options to subscribe for shares in the Company at prices ranging from 33 90p to 721 00p under the share option schemes approved by shareholders The number of shares subject to options the periods in which they were granted and the periods in which they may be exercised are given below

Date of grant	Exercise price pence	Exercise period	2006 number	2005 number
15 January 1996	33 90p	15 January 1999 – 15 January 2006	-	1,580,000
17 December 1997	81 10p	17 December 2000 – 17 December 2007	680,000	993,300
20 January 1998	98 75p	20 January 2001 – 20 January 2008	150,000	150,000
20 April 1998	50 86p – 92 61p	8 August 1999 – 2 March 2009	706,460	748,520
15 May 1998	140 00p	15 May 2001 – 15 May 2008	1,008,110	1,238,010
16 December 1998	136 00p	16 December 2001 – 16 December 2008	2,094,710	2,358,120
7 June 1999	204 50p	7 June 2002 – 7 June 2009	1,352,500	1,566,500
11 February 2000	91 34p – 619 50p	11 February 2000 – 6 January 2010	158,065	184,227
23 February 2000	721 00p	23 February 2003 – 23 February 2010	31,250	31,250
24 May 2000	542 50p	24 May 2003 – 24 May 2010	19,037	26,410
10 January 2001	301 00p	10 January 2004 – 10 January 2011	2,975,643	3,295,354
17 January 2001	329 75p	17 January 2004 – 17 January 2011	581,137	581,137
16 May 2001	264 00p	16 May 2004 – 16 May 2011	2,098,431	2,345,359
2 January 2002	228 50p	2 January 2005 – 2 January 2012	4,520,285	5,360,598
31 December 2002	134 00p	31 December 2005 – 31 December 2012	4,621,782	7,165,060
12 May 2003	147 00p	12 May 2006 – 12 May 2013	2,288,047	2,873,739
24 December 2003	171 00p	24 December 2006 – 24 December 2013	11,110,075	13,109,831
24 May 2004	172 00p	24 May 2007 – 24 May 2014	320,351	387,212
6 January 2005	198 00p	6 January 2008 – 6 January 2015	5,268,627	5,928,002
12 May 2005	206 00p	12 May 2008 – 12 May 2015	2,150,367	2,294,538
10 January 2006	258 50p	10 January 2009 – 10 January 2016	6,458,797	-
			48,593,674	52,185,168

Under the above scheme, 7 929,609 1p ordinary shares were issued during the year for aggregate proceeds of £10,523,107

Notes to the Accounts - Group continued

For the year ended 30 September 2006

18 SHARE CAPITAL continued

Under the Group's long-term incentive plan for certain senior executives approved by shareholders on 3 March 2005, the following awards have been made

Date of award	Vesting date	2006 number	2005 number
18 March 2005	18 March 2008	1,841,204	1,899,315
12 May 2005	12 May 2008	242,626	242,626
10 January 2006	10 January 2009	2,469,883	-
		4,553,713	2,141,941

In addition, options were granted under the terms of The Sage Group plc 1996 Savings-related Share Option Scheme approved by members on 7 February 1996 up to 2005 and thereafter under the new scheme approved by the members at the Annual General Meeting on 2 March 2006, as follows

Date of grant	Exercise price pence	Exercise period	2006 number	2005 number
8 January 1999	114 60p	1 February 2006 – 31 July 2006	-	29,120
1 March 2000	499 00p	1 March 2007 – 31 August 2007	1,840	1,840
1 March 2001	240 00p	1 March 2006 – 31 August 2006	-	30,230
1 March 2001	240 00p	1 March 2008 – 31 August 2008	1,531	1,531
1 March 2002	180 40p	1 March 2007 – 31 August 2007	24,763	27,330
1 March 2002	180 40p	1 March 2009 – 31 August 2009	6,575	6,575
1 March 2003	112 00p	1 March 2006 – 31 August 2006	4,050	1,034,053
1 March 2003	112 00p	1 March 2008 – 31 August 2008	146,729	157,287
1 March 2003	112 00p	1 March 2010 – 31 August 2010	14,579	29,190
1 March 2004	140 00p	1 March 2007 – 31 August 2007	335,654	410,081
1 March 2004	140 00p	1 March 2009 – 31 August 2009	126,312	161,316
1 March 2004	140 00p	1 March 2011 – 31 August 2011	37,140	37,140
1 March 2005	157 00p	1 March 2008 – 31 August 2008	365,531	423,328
1 March 2005	157 00p	1 March 2010 – 31 August 2010	128,230	145,701
1 March 2005	157 00p	1 March 2012 – 31 August 2012	19,422	21,699
1 August 2006	184 00p	1 August 2009 – 31 January 2010	1,069,966	-
1 August 2006	184 00p	1 August 2011 – 31 January 2012	258,043	-
1 August 2006	184 00p	1 August 2013 – 31 January 2014	46,830	-
			2,587,195	2,516,421

Under the above scheme, 1,032,753 1p ordinary shares were issued during the year for aggregate proceeds of £1,219,029

The market price of the shares of the Company at 30 September 2006 was 251 25p and the highest and lowest prices during the year were 283 75p and 204 75p respectively

19 SHARE-BASED PAYMENTS

The total charge for the year relating to employee share-based payment plans was £8 8m (2005 £8 2m) all of which related to equity-settled share-based payment transactions After deferred tax, the total charge was £6 2m (2005 £5 3m) A reconciliation of share movements for options granted after 7 November 2002 to which IFRS 2 is applicable is shown below

ESOS

Under the 1999 Executive Share Option Scheme ("ESOS"), grants are made at an exercise price which approximates to the share price at the date of the grant and are made to senior executives and managers across the Group, as well as to other staff with high potential or to recognise significant achievement or local market practice The annual grant is normally made after the preliminary declaration of the annual results Under the rules of the ESOS, as amended at the Annual General Meeting in 2005, the annual grant of options to an individual is limited to shares worth up to 300% of base salary In practice, annual grants to executive directors are limited to shares under option worth 100% of base salary except in exceptional circumstances, such as a promotion or recruitment or to reflect local market practice

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The performance targets governing the vesting of options are based on stretching EPS growth measured over a fixed three year period from the start of the financial year in which the grant is made 30% of options will vest at the end of the period if the increase in EPS exceeds Retail Prices Index ("RPI") by 15% (an average of 5% per year) and 100% of those options will vest at that time only if RPI is exceeded in that period by 27% (an average of 9% per year) Between those targets, options will vest on a straight-line basis If those targets are not met at the end of the three year period, then no further retesting of the performance criteria will be undertaken and the options will lapse

Options were valued using the Black-Scholes option-pricing model Performance conditions were included in the fair value calculations The fair value per option granted and the assumptions used in the calculation are as follows

Grant date	December 2002	May 2003	December 2003	May 2004	January 2005	May 2005	January 2006
Share price at grant date	£1 33	£1 45	£1 75	£1 72	£1 90	£2 07	£2 53
Exercise price	£1 34	£1 47	£1 71	£1 72	£1 98	£2 08	£2 59
Number of employees	204	84	698	27	179	160	519
Shares under option	4,621,782	2,288,047	11,110,075	320,351	5,268,627	2,150,387	6,458,797
Vesting period (years)	3	3	3	3	3	3	3
Expected volatility	62%	63%	62%	57%	52%	48%	40%
Option life (years)	10	10	10	10	10	10	10
Expected life (years)	4	4	4	4	4	4	4
Risk free rate	4 1%	3 8%	4 5%	5 1%	4 4%	4 3%	4 1%
Expected dividends expressed as a dividend yield	0 3%	1 3%	0 9%	1 0%	1 6%	1 6%	1 6%
Possibility of ceasing employment before vesting	5%	5%	5%	5%	5%	5%	5%
Expectation of meeting performance criteria	100%	100%	100%	100%	100%	100%	100%
Fair value per option	£0 661	£0 678	£0 855	£0 794	£0 802	£0 777	£0 799

The expected volatility is based on historical volatility over the last four years The expected life is the average expected period to exercise The risk free rate of return is the yield on zero-coupon UK government bonds of a term consistent with the assumed option life A reconciliation of option movements over the year is shown below

	2006 Number '000s	2006 Weighted average exercise price £	2005 Number '000s	2005 Weighted average exercise price £
Outstanding at 1 October	31,748	1 68	26,530	1 57
Granted	6,686	2 59	8,462	2 00
Forfeited	(2,053)	1 81	(2,267)	1 65
Exercised	(4,163)	1 50	(977)	1 59
Outstanding at 30 September	32,218	1 88	31,748	1 68
Exercisable at 30 September	9,692	1 51	3,590	1 62

Range of exercise prices	2006 Weighted average exercise price £	2006 Number of shares	2006 Weighted average remaining life years Expected	2006 Weighted average remaining life years Contractual	2005 Weighted average exercise price £	2005 Number of shares	2005 Weighted average remaining life years Expected	2005 Weighted average remaining life years Contractual
1 34 – 2 59	1 88	32,218	0 8	7 7	1 68	31,748	1 1	8 3

The weighted average share price during the period for options exercised over the year was 259 10p (2005 220 25p)

Notes to the Accounts - Group continued

For the year ended 30 September 2006

19 SHARE-BASED PAYMENTS continued

The Sage Group PSP

The Performance Share Plan (the "Plan") was approved by shareholders at the Annual General Meeting in 2005 Annual grants of performance shares will normally be made to executive directors and senior executives across the Group after the preliminary declaration of the annual results This Plan is operated in conjunction with the ESOS

Annual awards under the Plan are limited to shares worth up to 150% of base salary In practice, annual grants to executive directors are limited to shares worth 100% of base salary except in exceptional circumstances, such as a promotion or recruitment or to reflect local market practice

The performance shares are subject to performance conditions measuring the Group's total shareholder return ("TSR") against a comparator group of international software and computer services companies TSR has been chosen as the performance condition because it helps to align the interests of award holders with shareholders and complements the focus on Group financial results that arises from using EPS under the ESOS and annual bonus plan

The comparator group for awards made in 2005 comprised the following companies

- Blackbaud
- Business Objects
- Cap Gemini
- Cegid
- Exact
- GEAC
- Intuit
- iSOFT
- Microsoft
- Misys
- MYOB
- Northgate Information Systems
- Oracle
- Salesforce com
- SAP
- Systems Union

30% of shares vest for median TSR performance as compared to the comparator group whilst all shares vest for upper quintile (top 20%) TSR performance Between those two points, shares will vest on a straight-line basis TSR will be measured over a single three year period from the start of the financial year in which the grant is made to establish whether the criteria have been met and if these criteria are not met on the third anniversary of grant, the performance shares will lapse

Awards were valued using the Monte Carlo option-pricing model Performance conditions were included in the fair value calculations The fair value per award granted and the assumptions used in the calculation are as follows

Grant date	March 2005	May 2005	January 2006
Share price at grant date	£2 07	£2 07	£2 59
Exercise price	£0 00	£0 00	£0 00
Number of employees	21	6	97
Shares under award	1,841,204	242,626	2,489,883
Vesting period (years)	3	3	3
Expected volatility	44%	42%	32%
Award life (years)	3	3	3
Expected life (years)	3	3	3
Risk free rate	4 7%	4 3%	4 2%
Expected dividends expressed as a dividend yield	0 0%	0 0%	0 0%
Possibility of ceasing employment before vesting	0%	0%	0%
Expectation of meeting performance criteria	100%	100%	100%
Fair value per award	£1 385	£1 341	£1 401

The expected volatility is based on historical volatility over the last three years The expected life is the average expected period to exercise The risk free rate of return is the yield on zero-coupon UK government bonds of a term consistent with the assumed award life A reconciliation of award movements over the year is shown below

	2006 Number '000s	2006 Weighted price average £	2005 Number '000s	2005 Weighted price average £
Outstanding at 1 October	2,142	-	-	-
Awarded	2,531	-	2,142	-
Forfeited	(119)	-	-	-
Exercised	-	-	-	-
Outstanding at 30 September	4,554	-	2,142	-
Exercisable at 30 September	-	-	-	-

Range of exercise prices	2006 Weighted average exercise price £	2006 Number of shares	2006 Weighted average remaining life years Expected	2006 Weighted average remaining life years Contractual	2005 Weighted average exercise price £	2005 Number of shares	2005 Weighted average remaining life years Expected	2005 Weighted average remaining life years Contractual
-	-	4,554	1.9	1.9	-	2,142	2.5	2.5

The Sage Group Savings-Related Share Option Plan (the "SAYE Plan")

In February 1996, the Company introduced an Inland Revenue approved savings-related share option scheme allowing all UK employees to apply for an option to acquire ordinary shares in the Company ("Shares") at a price per Share which was not less than 80% of the market value of those Shares when invitations for options were made. The acquisition of the Shares was funded by the proceeds of a savings account with a bank or building society. The original scheme adopted in 1996 continued in accordance with its terms for 10 years and expired in February 2006. A new scheme was approved by the members at the Annual General Meeting held on 2 March 2006.

Eligibility

All UK employees, including executive directors, of the Company and its participating subsidiaries who have completed at least one year's continuous service and are assessable to employment income tax are eligible to participate in the SAYE Plan. The directors may offer participation to other employees and may alter the length of service required to qualify to a different period, not exceeding five years.

Employee contributions

An employee who wishes to participate in the SAYE Plan will enter into a contract (the "SAYE contract") with a savings body, designated by the directors for the purpose of the SAYE Plan, to make monthly contributions by deduction from their pay of not more than the maximum contribution permitted from time to time by HMRC (currently £250).

A tax-free bonus (currently equivalent to 1.4x or 4.4x the monthly contribution) will be paid on completion of 36 or 60 monthly savings contributions respectively and another tax-free bonus (currently 8.4x the monthly contribution) (including the payment at the end of 60 months) will be paid after a further two years if the savings plus the initial bonus are not withdrawn prior to that date.

Exercise price

An employee who applies for the grant of an option to acquire Shares will do so at a price (the "Exercise Price") which is determined by the directors but which is not less than the greater of:

- 80% of the middle market quotation of a Share on the dealing day prior to the date of invitation as derived from the London Stock Exchange Daily Official List (or, if the directors so decide, 80% of the average of the middle market quotations over the three dealing days prior to the date of the invitation or 80% of the middle market quotations at such other time or times agreed in advance with HMRC); and,
- In the case of an option over unissued Shares, the nominal value of a Share.

sage

FILE NO. 82-34736

Notes to the Accounts - Group continued

For the year ended 30 September 2006

19 SHARE-BASED PAYMENTS continued

Grant of options

Each option is granted over a number of Shares which, when multiplied by the Exercise Price, does not exceed the total monthly contributions plus the bonus payable on the maturity of the SAYE contract There will be no payment for the grant of an option Invitations to apply for options must be made within a period of 42 days after

- Approval of the SAYE Plan by HMRC, or
- The publication by the Company of its interim or final results each year, or
- The day after the Company's Annual General Meeting or
- Any day on which any change to the savings-related share option schemes legislation is announced or made, or
- If the directors resolve that exceptional circumstances exist which justify the operation of the SAYE Plan

Exercise of options

In normal circumstances, an option may be exercised at any time within six months following maturity of the SAYE contract, using the proceeds of the SAYE contract and the applicable bonus

Options were valued using the Black-Scholes option-pricing model Performance conditions were not included in the fair value calculations The fair value per option granted and the assumptions used in the calculation are as follows

Grant date	March 2003	March 2003	March 2003	March 2004	March 2004	March 2004
Share price at grant date	£1 34	£1 34	£1 34	£1 93	£1 93	£1 93
Exercise price	£1 12	£1 12	£1 12	£1 40	£1 40	£1 40
Number of employees	2	28	3	141	43	12
Shares under option	4 050	146,729	14,579	335,654	126,312	37,140
Vesting period (years)	3	5	7	3	5	7
Expected volatility	86%	60%	52%	58%	59%	54%
Option life (years)	3	5	7	3	5	7
Expected life (years)	3	5	7	3	5	7
Risk free rate	3 5%	3 8%	4 0%	4 5%	4 6%	4 7%
Expected dividends expressed as a dividend yield	1 1%	1 1%	1 1%	0 9%	0 9%	0 9%
Possibility of ceasing employment before vesting	5%	5%	5%	5%	5%	5%
Fair value per option	£0 844	£0 729	£0 746	£0 987	£1 135	£1 192

Grant date	March 2005	March 2005	March 2005	August 2006	August 2006	August 2006
Share price at grant date	£2 06	£2 06	£2 06	£2 28	£2 28	£2 28
Exercise price	£1 57	£1 57	£1 57	£1 84	£1 84	£1 84
Number of employees	190	38	8	535	94	18
Shares under option	365,531	128,230	19,422	1,069,968	258,043	46 830
Vesting period (years)	3	5	7	3	5	7
Expected volatility	44%	55%	54%	26%	42%	51%
Option life (years)	3	5	7	3	5	7
Expected life (years)	3	5	7	3	5	7
Risk free rate	4 7%	4 7%	4 7%	4 7%	4 7%	4 6%
Expected dividends expressed as a dividend yield	1 6%	1 6%	1 6%	1 6%	1 6%	1 6%
Possibility of ceasing employment before vesting	5%	5%	5%	5%	5%	5%
Fair value per option	£0 847	£1 092	£1 178	£0 706	£1 028	£1 255

The expected volatility is based on historical volatility over the last three, five or seven years, consistent with the option life The expected life is the average expected period to exercise The risk free rate of return is the yield on zero-coupon UK government bonds of a term consistent with the assumed option life A reconciliation of option movements over the year is shown below

sage

	Number '000s	2006 Weighted average price £	Number '000s	2005 Weighted average price £
Outstanding at 1 October	2,316	1 30	1,953	1 22
Granted	1,399	1 84	639	1 57
Forfeited	(84)	1 38	(115)	1 38
Surrendered	(122)	1 51	(115)	1 36
Exercised	(957)	1 12	(46)	1 16
Outstanding at 30 September	2,552	1 65	2,316	1 30
Exercisable at 30 September	4	1 12	-	1 57

Range of exercise prices	2006 Weighted average exercise price £	Number of shares	Weighted average remaining life years Expected	Contractual	2005 Weighted average exercise price £	Number of shares	Weighted average remaining life years Expected	Contractual
1 12 – 1 84	1 65	2,552	2 5	2 5	1 30	2,316	1 7	1 7

20 SHARE PREMIUM ACCOUNT

	£m
At 1 October 2004	446 3
Premium on shares issued during the year under share option schemes	4 7
At 1 October 2005	451 0
Premium on shares issued during the year under share option schemes	11 8
At 30 September 2006	462 8

21 OTHER RESERVES

	Translation reserve £m	Other reserve £m	Other reserves £m
At 1 October 2004	-	61 1	61 1
Exchange adjustments, net of tax	13 4	-	13 4
At 30 September 2005	13 4	61 1	74 5
Exchange adjustments, net of tax	(30 8)	-	(30 8)
At 30 September 2006	(17 4)	61 1	43 7

Translation reserve

The translation reserve represents the accumulated exchange differences arising from the following sources

- The impact of the translation of subsidiaries with a functional currency other than pounds sterling, and
- Exchange differences arising on hedging instruments that are designated hedges of a net investment in foreign operations net of tax where applicable

Other reserve

Other reserves brought forward at 1 October 2004 relate to the merger reserve which was present under UK GAAP and frozen on transition to IFRS

sage

Notes to the Accounts - Group continued

For the year ended 30 September 2006

22 RETAINED EARNINGS

	2006 £m	2005[1] £m
At 1 October	350.4	241.4
Profit for the year	152.5	132.3
Share-based payments	8.8	8.2
Dividends paid	(39.1)	(33.9)
Treasury shares	(13.3)	-
Equity movement of deferred tax	(1.2)	2.4
At 30 September	458.1	350.4

Treasury shares

The Group holds treasury shares in a trust which was set up for the benefit of Group employees. The Trust purchases the Company's shares in the market for use in connection with the Group's share-based payments arrangements. The amounts shown in the treasury shares reserve at 30 September each year would be deducted in determining the distributable profits of the Company at that date.

Interests in own shares represent the cost of £13,272,933 of the Company's ordinary shares (nominal value of £47,556) purchased in February 2006. These shares were acquired by the Trust in the open market using funds provided by the Company to meet obligations under the Performance Share Plan. The costs of funding and administering the scheme are charged to the profit and loss account of the Company in the period to which they relate. The market value of the shares at 30 September 2006 was £11.9m.

Cumulative goodwill relating to acquisitions made prior to 1998, which has been eliminated against reserves, amounts to £245.8m (2005: £254.4m).

The reserves of subsidiary undertakings have generally been retained to finance their business.

23 SHAREHOLDERS' FUNDS AND RECONCILIATION OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Equity funds £m	Minority interest £m	Total equity £m
At 1 October 2004	12.8	446.3	241.4	61.1	761.6	0.2	761.8
Exchange adjustments	-	-	-	13.4	13.4	(0.1)	13.3
Net profit	-	-	132.3	-	132.3	0.1	132.4
Equity movement of deferred tax	-	-	2.4	-	2.4	-	2.4
Share options							
- proceeds from shares issued	-	4.7	-	-	4.7	-	4.7
- value of employee services	-	-	8.2	-	8.2	-	8.2
Dividends	-	-	(33.9)	-	(33.9)	-	(33.9)
At 30 September 2005	12.8	451.0	350.4	74.5	888.7	0.2	888.9
Exchange adjustments	-	-	-	(30.8)	(30.8)	-	(30.8)
New shares issued	0.1	-	-	-	0.1	-	0.1
Purchase of minority interest	-	-	-	-	-	(0.2)	(0.2)
Net profit	-	-	152.5	-	152.5	0.1	152.6
Equity movement of deferred tax	-	-	(1.2)	-	(1.2)	-	(1.2)
Share options							
- proceeds from shares issued	-	11.8	-	-	11.8	-	11.8
- value of employee services	-	-	8.8	-	8.8	-	8.8
Treasury shares	-	-	(13.3)	-	(13.3)	-	(13.3)
Dividends	-	-	(39.1)	-	(39.1)	-	(39.1)
At 30 September 2006	12.9	462.8	458.1	43.7	977.5	0.1	977.6

Other reserves brought forward at 1 October 2004 relate to the merger reserve which was present under UK GAAP and frozen on transition to IFRS.

FILE NO. 82-34736

24 MINORITY INTEREST

	2006 £m	2005 £m
At 1 October	0 2	0 2
Share of net profit of subsidiaries	0 1	0 1
Purchase of minority interest	(0 2)	-
Exchange adjustments	-	(0 1)
At 30 September	0 1	0 2

25 CASH FLOWS FROM OPERATING ACTIVITIES

Reconciliation of profit for the year to cash generated from continuing operations

	2006 £m	2005 £m
Profit for the year	152 6	132 4
Adjustments for		
Taxation	68 6	61 2
Finance income	(3 5)	(2 8)
Finance expenses	18 1	8 5
Amortisation of intangible assets	15 4	3 9
Depreciation of property, plant and equipment	13 7	14 2
Profit on sale of subsidiary	(2 7)	-
Loss on disposal of fixed assets	0 8	-
Equity-settled share-based transactions	8 8	7 4
Exchange movements	(9 1)	3 0
Changes in working capital (excluding effects of acquisitions and disposals of subsidiaries)		
• Decrease in inventories	0 6	0 3
• Increase in trade and other receivables	(15 4)	(9 3)
• (Decrease)/Increase in payables	(0 9)	4 5
• Increase in deferred income	20 1	17 7
Cash generated from continuing operations	267 1	241 0

sage

Notes to the Accounts - Group continued

For the year ended 30 September 2006

25 CASH FLOWS FROM OPERATING ACTIVITIES continued

Reconciliation of net cash flow to movement in net debt (inclusive of finance leases)

	2006 £m	2005 £m
Increase/(decrease) in cash in the year (pre exchange movements)	15 1	(5 2)
Cash (inflow)/outflow from (increase)/decrease in loans, finance leases and cash collected from customers	(496 9)	35 4
Change in net debt resulting from cash flows	(481 8)	30 2
Loans acquired with subsidiaries	(7 4)	(2 8)
Finance leases acquired with subsidiaries	-	(0 8)
Cash collected from customers acquired with subsidiaries	-	(7 6)
Non cash movements	(0 6)	(0 7)
Exchange movements	11 0	(1 8)
Movement in net debt in the year	(478 6)	16 5
Net debt at 1 October	(114 8)	(131 3)
Net debt at 30 September	(593 6)	(114 8)

Analysis of change in net debt (inclusive of finance leases)

	At 1 October 2005 £m	Cash flow £m	Acquisition £m	Other £m	Exchange movements £m	At 30 September 2006 £m
Net cash at bank and in hand	69 1	15 1	-	-	(2 2)	82 0
Loans due within one year	(0 1)	5 7	(6 1)	(0 4)	-	(0 9)
Finance leases due within one year	(0 1)	-	-	-	-	(0 1)
Loans due after more than one year	(175 2)	(497 6)	(1 3)	(0 2)	12 6	(661 7)
Finance leases due after more than one year	(0 6)	0 3	-	-	0 1	(0 2)
Cash collected from customers	(7 9)	(5 3)	-	-	0 5	(12 7)
Total	(114 8)	(481 8)	(7 4)	(0 6)	11 0	(593 6)

Included in cash above is £12 7m (2005 £7 9m) relating to cash collected from customers, which the Group is contracted to pay onto another party. A liability for the same amount is included in trade and other payables on the balance sheet and is classified within net debt above

sage

26 ACQUISITIONS AND DISPOSALS

a Acquisition of Adonix, S.A.

On 15 November 2005 the Group completed the acquisition of Adonix S A ("Adonix") for a consideration of £98 3m (inclusive of £0 6m related costs) Total goodwill arising on the acquisition is £55 7m The fair values of net assets acquired are based on provisional assessments pending final determination of certain assets and liabilities

In the purchase 100% of the voting shares were acquired From the date of the acquisition to 30 September 2006 the acquisition contributed £41 0m to revenue and £7 4m to profit

All intangible assets were recognised at their respective fair values The residual excess over the net assets acquired is recognised as goodwill in the financial statements

Adonix acquisition	Carrying values pre acquisition £m	Provisional fair value £m
Intangible fixed assets	8 5	31 4
Property, plant and equipment	1 0	1 0
Receivables	5 8	5 5
Payables	(11 1)	(12 1)
Taxation		
- Current	0 7	0 7
- Deferred	0 3	0 6
Cash and cash equivalents	23 2	23 2
Loans	(5 6)	(5 6)
Deferred income	(2 0)	(2 1)
Net assets acquired	20 8	42 6
Goodwill		55 7
Consideration		98 3
Consideration satisfied by		
Cash		97 8
Deferred consideration		0 5
		98 3

The fair value adjustments contain some provisional amounts which will be finalised in the 2007 accounts

Goodwill represents the value of synergies and assembled workforce

The outflow of cash and cash equivalents on the acquisition of Adonix is calculated as follows

	£m
Cash consideration	97 8
Cash acquired	(23 2)
	74 6

The intangible assets acquired as part of the acquisition of Adonix can be analysed as follows

	£m
Brand names	7 3
Technology	19 3
Computer software	0 1
Customer relationships	4 7
	31 4

Further details of these are given in note 8

sage

Notes to the Accounts - Group continued

For the year ended 30 September 2006

26 ACQUISITIONS AND DISPOSALS continued

b Acquisition of Verus Financial Management, Inc

On 6 February 2006 the Group completed the acquisition of Verus Financial Management, Inc ("Verus") for a consideration of £176 6m (inclusive of £2 3m related costs) Total goodwill arising on the acquisition is £135 4m The fair values of net assets acquired are based on provisional assessments pending final determination of certain assets and liabilities

In the purchase 100% of the voting shares were acquired From the date of the acquisition to 30 September 2006 the acquisition contributed £28 9m to revenue and £11 2m to profit

All intangible assets were recognised at their respective fair values The residual excess over the net assets acquired is recognised as goodwill in the financial statements

Verus acquisition	Carrying values pre acquisition £m	Provisional fair value £m
Intangible fixed assets	42 7	38 2
Property, plant and equipment	0 5	0 5
Inventories	0 2	0 2
Receivables	7 8	7 8
Payables	(10 1)	(10 1)
Taxation		
- Current	0 1	0 2
- Deferred	(1 5)	(0 6)
Cash and cash equivalents	5 1	5 1
Deferred income	(0 2)	(0 2)
Net assets acquired	44 6	41 2
Goodwill		135 4
Consideration		176 6
Consideration satisfied by		
Cash		169 1
Deferred consideration		7 5
		176 6

The fair value adjustments contain some provisional amounts which will be finalised in the 2007 accounts

Goodwill represents the value of synergies and assembled workforce

The outflow of cash and cash equivalents on the acquisition of Verus is calculated as follows

	£m
Cash consideration	169 1
Cash acquired	(5 1)
	164 0

The intangible assets acquired as part of the acquisition of Verus can be analysed as follows

	£m
Technology	5 4
Computer software	0 5
Customer relationships	32 3
	38 2

Further details of these are given in note 8

c Acquisition of Master Builder

On 19 May 2006 the Group completed the acquisition of the Master Builder division of Intuit Inc for a consideration of £12 7m (inclusive of £0 2m related costs) Total goodwill arising on the acquisition is £10 5m The fair values of net assets acquired are based on provisional assessments pending final determination of certain assets and liabilities

In the purchase 100% of the division was acquired From the date of the acquisition to 30 September 2006 the acquisition contributed £2 7m to revenue and £0 4m to profit

All intangible assets were recognised at their respective fair values The residual excess over the net assets acquired is recognised as goodwill in the financial statements

Master Builder acquisition	Carrying values pre acquisition £m	Provisional fair value £m
Intangible fixed assets	-	4 9
Payables	(0 2)	(0 2)
Deferred income	(2 5)	(2 5)
Net assets acquired	(2 7)	2 2
Goodwill		10 5
Consideration		12 7
Consideration satisfied by		
Cash		12 7
Deferred consideration		-
		12 7

The fair value adjustments contain some provisional amounts which will be finalised in the 2007 accounts

Goodwill represents the value of synergies and assembled workforce

The outflow of cash and cash equivalents on the acquisition of Master Builder is calculated as follows

	£m
Cash consideration	12 7
Cash acquired	-
	12 7

The intangible assets acquired as part of the acquisition of Master Builder can be analysed as follows

	£m
Brand names	1 5
Technology	1 5
Customer relationships	1 9
	4 9

Further details of these are given in note 8

sage

Notes to the Accounts - Group continued

For the year ended 30 September 2006

26 ACQUISITIONS AND DISPOSALS continued

d Acquisition of Baurer GmbH

On 11 July 2006 the Group completed the acquisition of Baurer GmbH ("Baurer") for a consideration of £17 6m (inclusive of £0 3m related costs) Total goodwill arising on the acquisition is £12 1m The fair values of net assets acquired are based on provisional assessments pending final determination of certain assets and liabilities

In the purchase 100% of the voting shares were acquired From the date of the acquisition to 30 September 2006 the acquisition contributed £3 2m to revenue and £0 1m to profit

All intangible assets were recognised at their respective fair values The residual excess over the net assets acquired is recognised as goodwill in the financial statements

Baurer acquisition	Carrying values pre acquisition £m	Provisional fair value £m
Intangible fixed assets	2 3	5 9
Property, plant and equipment	0 3	0 3
Inventories	0 1	0 1
Receivables	1 8	1 8
Payables	(2 3)	(2 8)
Taxation		
- Current	0 3	0 3
Cash and cash equivalents	1 4	1 4
Loans	(0 2)	(0 2)
Deferred income	(1 8)	(1 8)
Net assets acquired	1 9	5 5
Goodwill		12 1
Consideration		17 6
Consideration satisfied by		
Cash		17 3
Deferred consideration		0 3
		17 6

The fair value adjustments contain some provisional amounts which will be finalised in the 2007 accounts

Goodwill represents the value of synergies and assembled workforce

The outflow of cash and cash equivalents on the acquisition of Baurer is calculated as follows

	£m
Cash consideration	17 3
Cash acquired	(1 4)
	15 9

The intangible assets acquired as part of the acquisition of Baurer can be analysed as follows

	£m
Brand names	0 9
Technology	1 1
Computer software	0 4
Customer relationships	3 5
	5 9

Further details of these are given in note 8

sage

FILE NO. 82-34736

e Acquisition of Elit Group

On 24 July 2006 the Group completed the acquisition of Elit Group ("Elit") for a consideration of £22 2m (inclusive of £1 4m related costs) Total goodwill arising on the acquisition is £18 0m The fair values of net assets acquired are based on provisional assessments pending final determination of certain assets and liabilities

In the purchase 100% of the voting shares were acquired From the date of the acquisition to 30 September 2006 the acquisition contributed £2 4m to revenue and (£0 3m) to profit

All intangible assets were recognised at their respective fair values The residual excess over the net assets acquired is recognised as goodwill in the financial statements

Elit acquisition	Carrying values pre acquisition £m	Provisional fair value £m
Intangible fixed assets	5 5	6 9
Property, plant and equipment	0 4	0 4
Inventories	0 1	0 1
Receivables	7 1	4 8
Payables	(4 3)	(7 1)
Taxation		
- Current	0 6	0 6
- Deferred	-	2 6
Cash and cash equivalents	(0 9)	(0 9)
Loans	(1 6)	(1 6)
Deferred income	(0 6)	(1 6)
Net assets acquired	6 3	4 2
Goodwill		18 0
Consideration		22 2
Consideration satisfied by		
Cash		14 1
Deferred consideration		8 1
		22 2

The fair value adjustments contain some provisional amounts which will be finalised in the 2007 accounts

Goodwill represents the value of synergies and assembled workforce

The outflow of cash and cash equivalents on the acquisition of Elit is calculated as follows

	£m
Cash consideration	14 1
Cash acquired	0 9
	15 0

The intangible assets acquired as part of the acquisition of Elit can be analysed as follows

	£m
Technology	1 2
Customer relationships	5 7
	6 9

Further details of these are given in note 8

sage

Notes to the Accounts - Group continued

For the year ended 30 September 2006

25 ACQUISITIONS AND DISPOSALS continued

f Acquisition of UBS Corporation Berhad

On 3 July 2006 the Group completed the acquisition of UBS Corporation Berhad ("UBS"), for a consideration of £14 6m Total goodwill arising on the acquisition is £10 8m The fair values of net assets acquired are based on provisional assessments pending final determination of certain assets and liabilities

In the purchase 100% of the voting shares were acquired From the date of the acquisition to 30 September 2006 the acquisition contributed £0 5m to revenue and £0 2m to profit

All intangible assets were recognised at their respective fair values The residual excess over the net assets acquired is recognised as goodwill in the financial statements

UBS acquisition	Carrying values pre acquisition £m	Provisional fair value £m
Intangible fixed assets	-	0 9
Property, plant and equipment	1 2	1 2
Inventories	0 2	0 2
Receivables	0 5	0 5
Payables	(0 1)	(0 1)
Cash and cash equivalents	1 1	1 1
Net assets acquired	2 9	3 8
Goodwill		10 8
Consideration		14 6
Consideration satisfied by		
Cash		14 6
Deferred consideration		-
		14 6

The fair value adjustments contain some provisional amounts which will be finalised in the 2007 accounts

Goodwill represents the value of synergies and assembled workforce

The outflow of cash and cash equivalents on the acquisition of UBS is calculated as follows

	£m
Cash consideration	14 6
Cash acquired	(1 1)
	13 5

The intangible assets acquired as part of the acquisition of UBS can be analysed as follows

	£m
Brand names	0 2
Technology	0 6
Customer relationships	0 1
	0 9

Further details of these are given in note 8

g Acquisition of Emdeon Practice Services, Inc

On 14 September 2006 the Group completed the acquisition of Emdeon Practice Services, Inc ("EPS") for a consideration of £307 8m (inclusive of £3 6m related costs) Total goodwill arising on the acquisition is £245 9m The fair values of net assets acquired are based on provisional assessments pending final determination of certain assets and liabilities

In the purchase 100% of the voting shares were acquired From the date of the acquisition to 30 September 2006 the acquisition contributed £8 5m to revenue and £0 9m to profit

All intangible assets were recognised at their respective fair values The residual excess over the net assets acquired is recognised as goodwill in the financial statements

EPS acquisition	Carrying values pre acquisition £m	Provisional fair value £m
Intangible fixed assets	102 1	64 4
Property, plant and equipment	5 1	5 1
Inventories	2 2	2 2
Receivables	21 7	31 3
Payables	(10 0)	(10 6)
Cash and cash equivalents	2 0	2 0
Deferred income	(25 6)	(32 6)
Net assets acquired	97 5	61 9
Goodwill		245 9
Consideration		307 8
Consideration satisfied by		
Cash		304 8
Deferred consideration		3 0
		307 8

The fair value adjustments contain some provisional amounts which will be finalised in the 2007 accounts

Goodwill represents the value of synergies and assembled workforce

The outflow of cash and cash equivalents on the acquisition of EPS is calculated as follows

	£m
Cash consideration	304 8
Cash acquired	(2 0)
	302 8

The intangible assets acquired as part of the acquisition of EPS can be analysed as follows

	£m
Brand names	6 7
Technology	11 9
Computer software	3 8
Customer relationships	42 0
	64 4

Further details of these are given in note 8

Notes to the Accounts - Group continued

For the year ended 30 September 2006

26 ACQUISITIONS AND DISPOSALS continued

h Other acquisitions made in the year

The following acquisitions, each of the entire share capital of the relevant company, were made during the year

- Gestexper – Informatica, Lda was acquired on 1 October 2005 for a cash consideration of £0 2m (including costs) The fair value of assets acquired was £nil resulting in goodwill of £0 2m
- Digital Pilot SARL was acquired on 22 December 2005 for a cash consideration of £0 3m (including costs) and a deferred element of £1 1m The fair value of assets acquired was £nil resulting in goodwill of £1 4m
- Contractor Anywhere, Inc was acquired on 8 May 2006 for a cash consideration of £2 9m (including costs) The fair value of assets acquired was £nil resulting in goodwill of £2 9m
- SWA Ltd and Hustuo Software Ltd were acquired on 16 May 2006 for a cash consideration of £0 8m (including costs) The fair value of assets acquired was (£0 2m) resulting in goodwill of £1 0m
- Escripovoa – Formação e Contabilidade, S A was acquired on 10 July 2006 for a cash consideration of £1 0m (including costs) The fair value of assets acquired was £0 1m resulting in goodwill of £0 9m

In addition, the following acquisitions were completed during the year of the trade and assets of the following businesses

- Certain trade and assets of Datev Symfonia SP z o o were acquired on 1 February 2006 for a cash consideration of £nil The fair value of assets acquired was (£0 3m) resulting in goodwill of £0 3m
- Certain trade and assets of BGM Business Solutions Limited were acquired on 31 January 2006 for a cash consideration of £0 4m (including costs) The fair value of assets acquired was £nil resulting in goodwill of £0 4m
- Certain trade and assets of Logic Galicia, S L were acquired on 10 August 2006 for a cash consideration of £0 6m (including costs) The fair value of assets acquired was £0 4m resulting in goodwill of £0 2m
- The Corum Mobile Division of Corum Corporation was acquired on 15 September 2006 for a cash consideration of £9 4m (including costs) The fair value of assets acquired was £nil resulting in goodwill of £9 4m

Other acquisitions	Carrying values pre acquisition £m	Provisional fair value £m
Property plant and equipment	0 1	0 1
Receivables	0 4	0 4
Payables	(0 8)	(0 8)
Taxation		
- Current	0 1	0 1
Cash and cash equivalents	0 5	0 5
Deferred income	(0 3)	(0 3)
Net assets acquired	-	-
Goodwill		18 7
Consideration		18 7
Consideration satisfied by		
Cash		15 6
Deferred consideration		1 1
		18 7

The fair value adjustments contain some provisional amounts which will be finalised in the 2007 accounts

Goodwill represents the value of synergies and assembled workforce

The outflow of cash and cash equivalents on the acquisition of the other acquisitions is calculated as follows	£m
Cash consideration	15 6
Cash acquired	(0 5)
	15 1

i Contribution of acquisitions

The contribution to Group revenue and net profit, had the acquisitions occurred at the beginning of the year, has not been disclosed as it would be impracticable to determine these amounts due to the following reasons,

- Certain of the acquisitions had a different year end to the Group,
- Certain of the acquisitions accounted under a different GAAP to the Group, making accounting information not comparable to the rest of the Group, and
- In certain instances, accounting information is not sufficient to determine accurately the fair value adjustments that would have been made to the balance sheets one year ago

j Disposal of CPA Software

On 14 January 2006 the Group disposed of the CPA Software division of Sage Software, Inc for £7 8m in cash and a deferred element of £0 6m

	£m
Property, plant and equipment	0 1
Receivables	0 1
Payables	(0 1)
Deferred income	(1 8)
	(1 7)
Goodwill	7 4
Net assets at disposal	5 7
Profit on disposal	2 7
Total consideration	8 4
Consideration satisfied by	
Cash	7 8
Deferred consideration	0 6
	8 4

k Other disposals

In addition, the following disposals were completed during the year of the trade and assets of the following businesses

- Certain trade and assets of Sage Concept Italia SPA were disposed of on 15 November 2005 for a cash consideration of £0 7m The fair value of assets disposed of was £0 7m resulting in a profit on disposal of £nil
- Certain trade and assets of Sage ACCPAC International, Inc were disposed of on 25 April 2006 for a cash consideration of £0 1m The fair value of assets disposed of was £0 1m resulting in a profit on disposal of £nil

	£m
Property, plant and equipment	0 1
Receivables	0 6
Cash and cash equivalents	0 8
Payables	(0 7)
Net assets at disposal	0 8
Profit on disposal	-
Total cash consideration	0 8

The inflow of cash and cash equivalents on the other disposals is calculated as follows

	£m
Cash consideration	0 8
Cash disposed	(0 8)
	-

l Other

During the year ended 30 September 2006 adjustments were made in respect of goodwill on prior year acquisitions of (£1 7m), due to additional cash acquisition payments of £0 6m, reduction in deferred consideration of £0 3m and increase in net assets of £2 0m following the re-appraisal of the fair value of assets and liabilities

In addition, adjustments were made in respect of other intangible assets on prior year acquisitions of £1 4m

FILE NO. 82-34736

Notes to the Accounts - Group continued

For the year ended 30 September 2006

26 ACQUISITIONS AND DISPOSALS continued

m Analysis of net outflow of cash in respect of acquisitions

The outflow of cash and cash equivalents on the acquisitions is calculated as follows

	Note	£m
Adonix	26(a)	74 6
Verus	26(b)	164 0
Master Builder	26(c)	12 7
Baurer	26(d)	15 9
Elit	26(e)	15 0
UBS	26(f)	13 5
EPS	26(g)	302 8
Other acquisitions	26(h)	15 1
Payments in relation to previous years' acquisitions	26(i)	0 6
Payment of deferred consideration		3 3
Net cash outflow in respect of acquisitions		**617 5**

n Analysis of goodwill

The total additions to goodwill are calculated as follows

	Note	£m
Adonix	26(a)	55 7
Verus	26(b)	135 4
Master Builder	26(c)	10 5
Baurer	26(d)	12 1
Elit	26(e)	18 0
UBS	26(f)	10 8
EPS	26(g)	245 9
Other acquisitions	26(h)	16 7
Adjustments in relation to previous years' acquisitions	26(i)	(1 7)
Net movement in goodwill on acquisitions	7	**503 4**

o Analysis of net inflow of cash in respect of disposals

The inflow of cash and cash equivalents on the disposals is calculated as follows

	Note	£m
CPA Software	26(j)	7 8
Other disposals	26(k)	-
Net cash inflow in respect of disposals		**7 8**

27 EMPLOYEES AND DIRECTORS

Average monthly number of people employed	2006 number	2005 number
By territory		
UK & Ireland	2,031	1,850
Mainland Europe	4,001	2,871
North America	3,307	2,978
Rest of World	1,171	987
	10,510	8,686

Staff costs	Note	2006 £m	2005 £m
Wages and salaries		335 8	258 1
Social security costs		57 4	47 6
Share-based payments		8 8	6 2
Other pension costs	28	7 8	9 6
		409 8	321 5

sage

Key management compensation	2006 £m	2005 £m
Salaries and short-term employee benefits	5 8	5 5
Post-employment benefits	0 3	0 3
Share-based payments	1 7	1 6
	7 8	7 4

The key management figures given above include directors

28 PENSION COMMITMENTS

The Group has established a number of pension schemes around the world covering many of its employees All of these schemes are defined contribution schemes with the exception of a small scheme in Switzerland

Pension costs for defined contribution schemes are as follows

	Note	2006 £m	2005 £m
Defined contribution schemes	27	7 4	9 3

Defined benefit plan

The most recent actuarial valuation of the Swiss pension plan was performed by Swisscanto The principal assumptions made by the actuaries were

	2006 %	2005 %
Rate of increase in pensionable salaries	2 00	1 00
Rate of increase in pensions in payment and deferred pensions	0 50	0 25
Mortality assumption	1 00	1 00
Discount rate	3 00	3 00
Inflation assumption	2 00	1 00
Expected return on plan assets	4 00	4 50

Pensions and other post-retirement obligations

The amounts recognised in the balance sheet are determined as follows

	2006 £m	2005 £m
Present value of funded obligations	(11 7)	(11 2)
Fair value of plan assets	9 6	8 8
Unrecognised actuarial losses	-	0 1
Net liability recognised in the balance sheet	(2 1)	(2 3)

The expected return on plan assets is based on market expectation at the beginning of the period for returns over the entire life of the benefit obligation

The major categories of plan assets as a percentage of total plan assets are as follows

	2006 £m	2006 %	2005 £m	2005 %
Cash	0 7	6 9	0 3	3 4
Bonds	5 2	55 0	4 9	55 0
Equities	2 1	21 8	2 0	22 3
Property	1 0	10 6	1 2	13 4
Other	0 6	5 7	0 5	5 9
	9 6	100 0	8 9	100 0

FILE NO. 82-34736

Notes to the Accounts - Group continued

For the year ended 30 September 2006

28 PENSION COMMITMENTS continued

The amounts recognised in the income statement are as follows

	Note	2006 £m	2005 £m
Actuarial pension cost		(0 9)	(0 7)
Interest cost		(0 3)	(0 2)
Expected return on plan assets		0 4	0 3
Current service cost		0 4	0 3
Total included within staff costs	27	(0 4)	(0 3)

The entire cost is included within selling and administrative expenses

Changes in the present value of the defined benefit obligation are as follows

	2006 £m	2005 £m
Present value of obligation – 1 October	(11 2)	(10 3)
Exchange movement	0 2	(0 2)
Service cost	(0 9)	(0 7)
Interest cost	(0 3)	(0 2)
Benefits paid	0 3	0 3
Actuarial gain/(loss) on benefit obligation	0 2	(0 1)
Present value of obligation – 30 September	(11 7)	(11 2)

Changes in the fair value of plan assets are as follows

	2006 £m	2005 £m
Fair value of plan assets – 1 October	8 8	8 1
Exchange movement	(0 2)	-
Expected return on plan assets	0 4	0 3
Employer's contributions	0 6	0 3
Employee's contributions	0 4	0 4
Benefits paid	(0 3)	(0 3)
Actuarial loss on plan assets	(0 1)	-
Fair value of plan assets – 30 September	9 6	8 8

Analysis of the movement in the balance sheet liability

	2006 £m	2005 £m
At 1 October	(2 3)	(2 3)
Total expense as above	(0 4)	(0 3)
Contributions paid	0 6	0 3
At 30 September	(2 1)	(2 3)

The actual return on plan assets was £0 3m (2005 £0 4m)

History of experience gains and losses

	2006 £m	2005 £m
Present value of defined benefit obligation	(11 7)	(11 2)
Fair value of plan assets	9 6	8 8
Deficit	(2 1)	(2 4)
Experience adjustments on plan liabilities	(0 1)	(0 1)
Change in assumptions adjustment on plan liabilities	-	0 3
Experience adjustments on plan assets	0 1	(0 1)
Total actuarial (loss)/gain	-	0 1

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29 OPERATING LEASE COMMITMENTS – MINIMUM LEASE PAYMENTS

Commitments under non-cancellable operating leases expiring	2006 Property £m	2006 Vehicles plant and equipment £m	2005 Property £m	2005 Vehicles plant and equipment £m
Within one year	16 6	0 5	12 1	0 8
Later than one year and less than five years	73 3	2 7	48 6	2 1
After five years	125 1	0 1	84 2	-
	215 0	3 3	144 9	2 9

The Group leases various offices and warehouses under non-cancellable operating lease agreements These leases have various terms, escalation clauses and renewal rights The Group also leases vehicles plant and equipment under non-cancellable operating lease agreements

30 CONTINGENT LIABILITIES

The Group had no contingent liabilities at 30 September 2006 (2005 none)

31 RELATED PARTY TRANSACTIONS

The Group has taken advantage of the exemption available under IAS 24 "Related Party Disclosures", not to disclose details of transactions with its subsidiary undertakings There are no other external related parties

32 POST BALANCE SHEET EVENTS

On 13 November 2006 the Group announced that it had acquired 100% of Protx Group Ltd in the UK, for an enterprise value of £20 0m

The book values of the net assets acquired are detailed below

	Book value £m
Intangible assets	0 2
Property, plant and equipment	0 5
Receivables	0 4
Payables	(0 4)
Cash and cash equivalents	0 1
Net assets acquired	0 8

In accordance with IFRS 3, the directors will assess the fair values of the net assets acquired as further information becomes available

Notes to the Accounts - Group continued

For the year ended 30 September 2006

33 PRINCIPAL SUBSIDIARIES

Detailed below is a list of those subsidiaries which in the opinion of the directors principally affect the amount of the profit or the amount of the assets of the Group. The Group percentage of equity capital and voting rights is 100% and nature of business is software and the provision of related services.

Incorporated subsidiaries

Name	Country of incorporation
Sage (UK) Limited	UK
Sage Hibernia Limited	Ireland
Sage Software, Inc	US
Sage Software SB, Inc	US
Sage ACCPAC International, Inc	US
Verus Financial Management, Inc	US
Sage Software Healthcare, Inc	US
Sage ACCPAC Canada Inc	Canada
Ciel SAS	France
Sage SAS	France
Adonix SAS	France
Elit Group	France
Sage Software GmbH & Co KG	Germany
Bäurer GmbH	Germany
Sage Schweiz AG	Switzerland
Simultan AG	Switzerland
Sage SP, S A	Spain
Sage Logic Control, S A	Spain
Sage Symfonia SP z o o	Poland
Micropay (Pty) Ltd	Australia
Handisoft Software (Pty) Ltd	Australia
Sage Business Solutions (Pty) Ltd	Australia
Softline (Pty) Ltd	South Africa
UBS Corporation Bhd	Malaysia
Sage China Limited	China

34 RECONCILIATION OF NET ASSETS AND PROFIT UNDER UK GAAP TO IFRS

The Group reported under UK GAAP in its previously published financial statements for the year ended 30 September 2005. The analysis below shows a reconciliation of net assets and profit as reported under UK GAAP at 30 September 2005 to the revised net assets and profit under IFRS as reported in these financial statements. In addition, there is a reconciliation of net assets under UK GAAP to IFRS at the transition date for this Group, being 1 October 2004.

Impact of key differences between UK GAAP and IFRS

All relevant accounting standards have been applied to the restated financial information and the following accounting standards are those that have the most significant impact on the Group.

IFRS 2 (Share-based Payment) Under UK GAAP, the Group did not recognise compensation costs under share option schemes unless the exercise price is at a discount to the open market value of the shares at date of grant. Under IFRS, an income statement charge is recognised in respect of the cost of share options granted under the Group's various share schemes. This cost is deemed to be the fair value of the options granted and is charged to the income statement over the vesting period of the share option schemes. An amount equivalent to the charge is credited directly to equity, resulting in no net impact on net assets.

The impact of this policy for the year ended 30 September 2005 is an additional charge in the income statement of £7.4m.

Under IAS 33 (Earnings per Share), the assumed proceeds used in the diluted earnings per share calculation include the fair value of any services to be supplied to the entity in the future. This has the effect of reducing the dilutive effect of certain outstanding options in each accounting period.

The impact as shown in the IFRS 2 column in the income statement is an increase of 0.03p per share on the diluted EPS for the year ended 30 September 2005.

IFRS 3 (Business Combinations) Separate intangible assets are recognised at fair value on the acquisition of businesses after the date of transition to IFRS, which previously formed part of goodwill under UK GAAP. For the Group, these include mainly technology, brand names and customer relationships, all of which are amortised over their respective estimated useful lives. The residual goodwill balance under IFRS is therefore lower in value than under UK GAAP. The residual goodwill will continue to be tested at least annually for impairment.

The impact of this policy for the year ended 30 September 2005 is an amortisation charge in the income statement of £2.0m.

Separate intangible assets (pre-amortisation) which were previously included within goodwill of £36.4m at 30 September 2005 have been reclassified within the Group balance sheet from goodwill into intangible assets.

IAS 7 (Cash Flow Statements) Underlying cash flows are unaffected by the transition to IFRS although there are changes to their presentation. IFRS requires cash flows to be reported under three sections: operating, investing and financing, whereas the equivalent UK GAAP standard requires cash flows to be reported in far greater detail under nine standard headings.

One further impact of IAS 7 relates to reporting of cash and cash equivalents. UK GAAP reports the movements in cash. However, IFRS reports the movements in cash and cash equivalents. Under UK GAAP, there is no concept of cash equivalents, but cash flows relating to IAS 7 cash equivalents would be included in "management of liquid resources".

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The impact of this policy for the year ended 30 September 2005 is to reclassify £4 8m of short-term deposits at the transition date into cash and cash equivalents and to reduce in the year cash and cash equivalents by £1 1m

IAS 10 (Events After the Balance Sheet Date) Previously under UK GAAP, proposed dividends were recognised as an adjusting post balance sheet event Under IFRS, dividends are not appropriated within the accounts until the shareholders' right to receive the dividend is established In the case of the final dividend, this is not until they have been approved by shareholders at the Annual General Meeting and in the case of the interim dividend, when paid

The impact of this standard is to reverse unapproved dividends in the balance sheet This has the impact of increasing net assets on transition by £22 0m and by £25 1m at 30 September 2005

IAS 12 (Income Taxes) Deferred taxation charges arise under IFRS as a result of differences between the accounting treatment in respect of share-based payment (IFRS 2), intangible assets (IFRS 3 / IAS 38), revenue recognition (IAS 18) and employee benefits (IAS 19) (holiday pay accruals and pensions)

Under UK GAAP, in accordance with FRS 19 "Deferred Tax", deferred tax is provided in full on all timing differences which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise, based on current tax rates and law Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered It is the Group's policy that deferred tax assets and liabilities are not discounted

Under IAS 12, deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit and are accounted for using the balance sheet liability method Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised based on tax rates that have been enacted or substantively enacted at the balance sheet date Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis

The impact of this policy is to recognise a deferred tax asset in the Group balance sheet on transition of £21 2m A further asset of £10 0m was recognised in June 2005 on the acquisition of Logic Control SA in Spain This was treated as an adjustment to net assets on acquisition also impacting goodwill The adjustments to the total deferred tax asset in the Group balance sheet at 30 September 2005 was £34 5m

IAS 18 (Revenue) Under IAS 18 there are certain revenue adjustments related to the allocation of revenue and discounts between the various elements of bundled licence and maintenance and support contracts Under IAS 18, the amount allocated to the future services is required to be on a fair value basis, with the amount deferred being equal to the cost to provide the service plus a reasonable profit on the service

The impact of this policy is to increase deferred income in the Group balance sheet on transition by £6 8m The equivalent adjustment at 30 September 2005 was £8 4m, with the movement impacting revenue and profit from operations in the income statement

Under UK GAAP marketing rebates are classified as a marketing cost within overheads Under IFRS, certain marketing rebates are classified as a reduction of revenue The impact of this reclassification is a reduction in revenue for the year ended 30 September 2005 of £17 0m

IAS 19 (Employee Benefits) An accrual is recognised for employee annual leave accrued, but not taken, at each balance sheet date

The impact of this policy is to recognise an accrual for holiday pay in the Group balance sheet on transition of £7 7m A further charge of £1 3m is recorded in the income statement creating a total accrual of £9 0m in the Group balance sheet at 30 September 2005

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Notes to the Accounts - Group continued

For the year ended 30 September 2006

34 RECONCILIATION OF NET ASSETS AND PROFIT UNDER UK GAAP TO IFRS continued

IAS 19 allows separate recognition of the operating and financing costs of defined benefit schemes in the income statement and permits a number of options for the recognition of actuarial gains and losses. The Group has adopted the IFRS 1 transitional exemption and recognised the full actuarial deficit of a small defined benefit pension scheme that operated within the Group, which includes all cumulative actuarial gains and losses, in shareholders' equity at 1 October 2004.

During the year to 30 September 2005 the Group has recognised all actuarial gains and losses immediately in the Statement of Recognised Income and Expense.

The impact of this policy is to recognise a liability for retirement benefits in the Group Balance Sheet on transition of £1.1m. A further liability of £0.9m was recognised in December 2004 on the acquisition of Simultan AG in Switzerland. This was treated as an adjustment to net assets on acquisition also impacting goodwill. The total liability in the Group Balance Sheet at 30 September 2005 was £2.3m.

IAS 21 (The Effects of Changes in Foreign Exchange Rates). Certain exchange differences, previously recognised directly within retained earnings under UK GAAP, are reclassified into a separate currency translation reserve, directly within equity, under IFRS.

The impact of this policy results in a reduction in the retained earnings reserve at 30 September 2005 of £13.4m. These exchange movements are now recorded in a separate currency translation reserve. This policy does not impact the Group's net equity.

IAS 38 (Intangible Assets). Certain software assets are reclassified from tangible to intangible assets under IFRS. The impact is a reclassification of £3.5m on the Group Balance Sheet at transition. The equivalent reclassification was £3.4m at 30 September 2005.

Separate intangible assets are also recognised within business combinations (see IFRS 3, above). These assets are amortised to the income statement over their estimated useful lives.

Under UK GAAP all research and development expenditure activity undertaken by the Group is charged through the income statement as incurred.

Similarly under IAS 38 – Intangible assets, expenditure on research activities is recognised as an expense in the period in which it is incurred. However, an internally generated intangible asset arising from the development of software is recognised if all of the following conditions are met:

- It is probable that the asset will create future economic benefits,
- The development costs can be measured reliably,
- Technical feasibility of completing the intangible asset can be demonstrated,
- There is the intention to complete the asset and use or sell it,
- There is the ability to use or sell the asset, and
- Adequate technical, financial and other resources to complete the development and to use or sell the asset are available.

Internally generated intangible assets are amortised over their estimated useful lives. If any of the criteria above are not met then no internally generated intangible asset is recognised and development expenditure is charged to the income statement in the period in which it is incurred.

The impact of this policy is a net capitalisation of internally generated intangible assets at the transition date of £1.6m. For the year ended 30 September 2005 a further £1.1m of costs were capitalised which were offset by amortisation of £0.6m. The value of net capitalised internally generated intangible assets at 30 September 2005 was £2.3m.

The impact on the Group Cash Flow Statement is that capitalised development costs (after tax) of £0.7m for the year ended 30 September 2005, which were previously written-off as an operating expense, are now reported as development expenditure within investing activities.

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Elections made under IFRS 1 (First-time adoption of International Financial Reporting Standards)

IFRS options	Basis of election
Share-based Payment	**IFRS 2**
There are two first-time adoption exemptions for accounting for share-based payments • Share-based payments granted on or before 7 November 2002 and vested before 1 January 2005 may be restated but restatement is not mandatory. • Share-based payments granted on or before 7 November 2002 and not vested before 1 January 2005 may be restated but restatement is not mandatory	• Share options granted on or before 7 November 2002 and vested before 1 January 2005, have not been restated in accordance with IFRS 2 • IFRS has been applied to all share options granted after 7 November 2002 which had not vested by 1 January 2005
Business Combinations/Intangible Assets	**IFRS 3/IAS 38**
The standard is mandatory for all acquisitions after the Group's transition date of 1 October 2004 However, the standard allows a first-time adopter to apply the standard to all business combinations that occurred before this date	The standard has been applied only to business combinations taking place after the Group's transition date of 1 October 2004 Goodwill relating to acquisitions prior to the transition date will be held at net book value at 1 October 2004 and subject to impairment review (IAS 36)
The Effects of Changes in Foreign Exchange Rates	**IAS 21**
IFRS requires certain translation differences to be recognised as a separate component of equity, rather than within retained earnings and to be considered as part of the profit or loss on any future disposal of foreign operations However, the standard allows first-time adopters to deem the cumulative translation differences to be zero at the date of transition	The Group will deem cumulative exchange differences to be zero as at 1 October 2004 and will not consider any cumulative exchange differences arising prior to 1 October 2004 if the relevant foreign operations are disposed in the future
Employee Benefits	**IAS 19**
Under IAS 19, companies may choose to adopt an accounting policy in which actuarial gains and losses are recognised in the income statement over a period. When this policy is adopted, some actuarial gains and losses are unrecognised at each balance sheet date However, first-time adopters can apply this approach prospectively from the date of transition to IFRS	All cumulative actuarial gains and losses relating to pensions and other post retirement benefits have been recognised in full in equity at the transition date During the year to 30 September 2005, the Group has recognised all actuarial gains and losses immediately to the statement of recognised income and expenditure in accordance with the amendment to IAS 19, issued on 16 December 2004 and endorsed by the EU in November 2005
Financial Instruments	**IAS 32/IAS 39**
This standard is applicable from the Group's transition date of 1 October 2004 However, the standard grants a first year exemption from its application to the comparative period but also allows first-time adopters to account retrospectively for financial instruments in line with the standard	The Group has taken the exemption from presenting comparative financial information under IAS 32/IAS 39. Therefore the restated results for the year to 30 September 2005 do not reflect the impact of IAS 32 and IAS 39 and the related applicable financial instruments have been accounted for under UK GAAP

Notes to the Accounts - Group continued

For the year ended 30 September 2006

34 RECONCILIATION OF NET ASSETS AND PROFIT UNDER UK GAAP TO IFRS continued

Consolidated Income Statement UK GAAP to IFRS Reconciliation

For the year ended 30 September 2005

Year ended 30 September 2005	UK GAAP - (IFRS Format) £m	IFRS 2 Share-based Payment £m	IFRS 3 Business Combinations £m	IAS 2 Income Taxes £m	IAS 18 Revenue £m	IAS 19 Employee Benefits £m	IAS 38 Intangible Assets - Development capitalisation £m	IAS 38 Intangible Assets - Development amortisation £m	IFRS £m
Revenue	776.6	-	-	-	(17.0)	-	-	-	759.6
Cost of sales	(71.1)	-	-	-	10.4	-	-	-	(60.7)
Gross profit	705.5	-	-	-	(6.6)	-	-	-	698.9
Selling and administrative expenses	(494.5)	(7.4)	(2.0)	-	5.1	(1.3)	1.1	(0.6)	(499.6)
Operating profit	211.0	(7.4)	(2.0)	-	(1.5)	(1.3)	1.1	(0.6)	199.3
Finance income	2.8	-	-	-	-	-	-	-	2.8
Finance expenses	(8.5)	-	-	-	-	-	-	-	(8.5)
Profit before taxation	205.3	(7.4)	(2.0)	-	(1.5)	(1.3)	1.1	(0.6)	193.6
Taxation	(61.8)	2.7	0.4	(3.3)	0.5	0.5	(0.4)	0.2	(61.2)
Profit for the year	143.5	(4.7)	(1.6)	(3.3)	(1.0)	(0.8)	0.7	(0.4)	132.4
Attributable to									
Equity shareholders	143.4	(4.7)	(1.6)	(3.3)	(1.0)	(0.8)	0.7	(0.4)	132.3
Minority interest	0.1	-	-	-	-	-	-	-	0.1
Profit for the year	143.5	(4.7)	(1.6)	(3.3)	(1.0)	(0.8)	0.7	(0.4)	132.4
EBITA*	212.3	(7.4)	-	-	(1.5)	(1.3)	-	-	202.1
Earnings per share (pence)									
- Basic	11.17	(0.36)	(0.12)	(0.26)	(0.08)	(0.06)	0.05	(0.03)	10.31
- Diluted	11.10	(0.34)	(0.12)	(0.26)	(0.08)	(0.06)	0.05	(0.03)	10.28

* EBITA measure (Earnings before interest, tax and amortisation) excludes the effects of
- Amortisation of acquired intangible assets and
- Amortisation (or capitalisation) of software development expenditure.

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Consolidated Balance Sheet UK GAAP to IFRS Reconciliation

As at 30 September 2005

As at 30 September 2005	UK GAAP - (IFRS Format) £m	IFRS 3 Business Combinations £m	IAS 10 Events After the Balance Sheet Date £m	IAS 12 Income Taxes £m	IAS 18 Revenue £m	IAS 19 Employee Benefits £m	IAS 21 The Effects of Changes in Foreign Exchange Rates £m	IAS 38 Intangible Assets - Development £m	IAS 38 Intangible Assets - Reclassification £m	IFRS £m
Goodwill	1,122.4	(36.4)	-	(10.0)	-	0.8	-	-	-	1,076.8
Other intangible assets	5.4	34.3	-	-	-	-	-	2.3	3.4	45.4
Property plant and equipment	123.3	-	-	-	-	-	-	-	(3.4)	119.9
Deferred tax assets	11.5	-	-	34.5	-	-	-	-	-	46.0
Total non-current assets	1,262.6	(2.1)	-	24.5	-	0.8	-	2.3	-	1,288.1
Inventories	3.5	-	-	-	-	-	-	-	-	3.5
Trade and other receivables	149.8	0.1	-	-	-	-	-	-	-	149.9
Cash and cash equivalents	69.1	-	-	-	-	-	-	-	-	69.1
Total current assets	222.4	0.1	-	-	-	-	-	-	-	222.5
TOTAL ASSETS	1,485.0	(2.0)	-	24.5	-	0.8	-	2.3	-	1,510.6
Trade and other payables	(136.5)	-	-	-	-	(9.0)	-	-	-	(145.5)
Current tax liabilities	(60.8)	-	-	-	-	-	-	-	-	(60.8)
Obligations under finance leases	(0.1)	-	-	-	-	-	-	-	-	(0.1)
Financial liabilities - Borrowings	(0.1)	-	-	-	-	-	-	-	-	(0.1)
Proposed dividends	(25.1)	-	25.1	-	-	-	-	-	-	-
Deferred consideration	(5.8)	-	-	-	-	-	-	-	-	(5.8)
Deferred income	(219.9)	-	-	-	(8.4)	-	-	-	-	(228.3)
Total current liabilities	(448.3)	-	25.1	-	(8.4)	(9.0)	-	-	-	(440.6)
Financial liabilities - Borrowings	(175.7)	-	-	-	-	-	-	-	-	(175.7)
Retirement benefit obligations	-	-	-	-	-	(2.3)	-	-	-	(2.3)
Deferred tax liabilities	(2.5)	-	-	-	-	-	-	-	-	(2.5)
Obligations under finance leases	(0.6)	-	-	-	-	-	-	-	-	(0.6)
Total non-current liabilities	(178.8)	-	-	-	-	(2.3)	-	-	-	(181.1)
TOTAL LIABILITIES	(627.1)	-	25.1	-	(8.4)	(11.3)	-	-	-	(621.7)
NET ASSETS	857.9	(2.0)	25.1	24.5	(8.4)	(10.5)	-	2.3	-	888.9
Share capital	12.8	-	-	-	-	-	-	-	-	12.8
Share premium account	451.0	-	-	-	-	-	-	-	-	451.0
Other reserve	61.1	-	-	-	-	-	-	-	-	61.1
Currency translation reserve	-	-	-	-	-	-	13.4	-	-	13.4
Retained earnings	332.8	(2.0)	25.1	24.5	(8.4)	(10.5)	(13.4)	2.3	-	350.4
Total parent shareholders' equity	857.7	(2.0)	25.1	24.5	(8.4)	(10.5)	-	2.3	-	888.7
Minority interest in equity	0.2	-	-	-	-	-	-	-	-	0.2
TOTAL EQUITY	857.9	(2.0)	25.1	24.5	(8.4)	(10.5)	-	2.3	-	888.9

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Notes to the Accounts - Group continued

For the year ended 30 September 2006

34 RECONCILIATION OF NET ASSETS AND PROFIT UNDER UK GAAP TO IFRS continued

Consolidated Cash Flow Statement

For the year ended 30 September 2005

Year ended 30 September 2005	UK GAAP - (IFRS Format) £m	IAS 7 Cash Flow Statements £m	IAS 38 Intangible Assets £m	IFRS £m
Cash flows from operating activities	240.3	-	0.7	241.0
Interest received	2.8	-	-	2.8
Interest paid	(8.1)	-	-	(8.1)
Tax paid	(57.3)	-	-	(57.3)
Net cash from operating activities	177.7	-	0.7	178.4
Cash flows from investing activities				
Acquisitions of subsidiaries (net of cash acquired)	(101.0)	-	-	(101.0)
Purchase of property, plant and equipment	(20.7)	-	-	(20.7)
Proceeds from sale of property, plant and equipment	3.6	-	-	3.5
Development expenditure	-	-	(0.7)	(0.7)
Net cash used in investing activities	(118.2)	-	(0.7)	(118.9)
Cash flows from financing activities				
Net proceeds from issue of ordinary share capital	4.6	-	-	4.6
Movement in short term investments	1.1	(1.1)	-	-
Finance lease principal payments	0.9	-	-	0.9
Repayment of borrowings	(209.4)	-	-	(209.4)
New borrowings	173.1	-	-	173.1
Dividends paid to shareholders	(33.9)	-	-	(33.9)
Net cash used in financing activities	(63.6)	(1.1)	-	(64.7)
Net decrease in cash and cash equivalents	(4.1)	(1.1)	-	(5.2)
Cash and cash equivalents at 1 October 2004	69.5	4.8	-	74.3
Effects of exchange rate changes	-	-	-	-
Cash and cash equivalents at 30 September 2005	65.4	3.7	-	69.1
Short-term deposits included within cash on the balance sheet	3.7	(3.7)	-	-
Net cash at bank and in hand shown on the balance sheet	69.1	-	-	69.1

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Consolidated Balance Sheet UK GAAP to IFRS Reconciliation

As at 1 October 2004 (Transition date)

As at 1 October 2004	UK GAAP - (IFRS Format) £m	IFRS 3 Business Combinations £m	IAS 10 Events After the Balance Sheet Date £m	IAS 12 Income Taxes £m	IAS 18 Revenue £m	IAS 19 Employee Benefits £m	IAS 21 The Effects of Changes in Foreign Exchange Rates £m	IAS 38 Intangible Assets - Development £m	IAS 38 Intangible Assets - Reclassification £m	IFRS £m
Goodwill	994 8	-	-	-	-	-	-	-	-	994 8
Other intangible assets	-	-	-	-	-	-	-	1 8	3 5	5 3
Property, plant and equipment	124 0	-	-	-	-	-	-	-	(3 5)	120 5
Deferred tax asset	13 9	-	-	21 2	-	-	-	-	-	35 1
Total non-current assets	1,132 7	-	-	21 2	-	-	-	1 8	-	1,155 7
Inventories	3 2	-	-	-	-	-	-	-	-	3 2
Trade and other receivables	121 6	-	-	-	-	-	-	-	-	121 6
Cash and cash equivalents	74 4	-	-	-	-	-	-	-	-	74 4
Total current assets	199 2	-	-	-	-	-	-	-	-	199 2
TOTAL ASSETS	1,331 9	-	-	21 2	-	-	-	1 8	-	1,354 9
Trade and other payables	(113 9)	-	-	-	-	(7 7)	-	-	-	(121 6)
Current tax liabilities	(59 6)	-	-	-	-	-	-	-	-	(59 6)
Financial liabilities - Borrowings	(6 2)	-	-	-	-	-	-	-	-	(6 2)
Proposed dividends	(22 0)	-	22 0	-	-	-	-	-	-	-
Deferred consideration	(2 3)	-	-	-	-	-	-	-	-	(2 3)
Deferred income	(190 9)	-	-	-	(6 8)	-	-	-	-	(197 7)
Total current liabilities	(394 9)	-	22 0	-	(6 8)	(7 7)	-	-	-	(387 4)
Financial liabilities - Borrowings	(199 7)	-	-	-	-	-	-	-	-	(199 7)
Retirement benefit obligations	-	-	-	-	-	(1 1)	-	-	-	(1 1)
Deferred tax liabilities	(4 9)	-	-	-	-	-	-	-	-	(4 9)
Total non-current liabilities	(204 6)	-	-	-	-	(1 1)	-	-	-	(205 7)
TOTAL LIABILITIES	(599 5)	-	22 0	-	(6 8)	(8 8)	-	-	-	(593 1)
NET ASSETS	732 4	-	22 0	21 2	(6 8)	(8 8)	-	1 8	-	761 8
Share capital	12 8	-	-	-	-	-	-	-	-	12 8
Share premium account	446 3	-	-	-	-	-	-	-	-	446 3
Other reserve	61 1	-	-	-	-	-	-	-	-	61 1
Currency translation reserve	-	-	-	-	-	-	-	-	-	-
Retained earnings	212 0	-	22 0	21 2	(6 8)	(8 8)	-	1 8	-	241 4
Total parent shareholders' equity	732 2	-	22 0	21 2	(6 8)	(8 8)	-	1 8	-	761 6
Minority interest in equity	0 2	-	-	-	-	-	-	-	-	0 2
TOTAL EQUITY	732 4	-	22 0	21 2	(6 8)	(8 8)	-	1 8	-	761 8

sage

Independent Auditors' Report to the Members of The Sage Group plc

We have audited the Group financial statements of The Sage Group plc for the year ended 30 September 2006 which comprise the Consolidated Income Statement, the Consolidated Statement of Recognised Income and Expense, the Consolidated Balance Sheet, the Consolidated Cash Flow Statement, and the related notes These Group financial statements have been prepared under the accounting policies set out therein

We have reported separately on the parent Company financial statements of The Sage Group plc for the year ended 30 September 2006 and on the information in the Remuneration Report that is described as having been audited

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the Annual Report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards ("IFRSs") as adopted by the European Union are set out in the Statement of Directors' Responsibilities

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland) This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing

We report to you our opinion as to whether the Group financial statements give a true and fair view and whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation We report to you whether in our opinion the information given in the Directors' Report is consistent with the Group financial statements We also report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures

We read other information contained in the Annual Report and consider whether it is consistent with the audited Group financial statements The other information comprises only the Chairman's Introduction, the Operating and Financial Review, the Directors' Report and the Corporate Governance Statement We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements Our responsibilities do not extend to any other information

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements

Opinion
In our opinion

- The Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 30 September 2006 and of its profit and cash flows for the year then ended,
- The Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation, and
- The information given in the Directors' Report is consistent with the Group financial statements

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Newcastle upon Tyne
18 January 2007

sage

Parent Company Financial Statements Under UK GAAP 2006

CONTENTS



sage

Company Balance Sheet

At 30 September 2006

Prepared using UK Generally Accepted Accounting Practice ("UK GAAP")

	Note	2006 £m	Restated 2005 £m
Fixed assets			
Investments	1	1,475 7	923 9
		1,475 7	923 9
Current assets			
Debtors	2	939 2	540 0
Cash at bank and in hand		1 4	2 1
		940 6	542 1
Creditors amounts falling due within one year	3	(777 7)	(264 2)
Net current assets		162 9	277 9
Total assets less current liabilities		1,638 6	1 201 8
Creditors amounts falling due in more than one year	4	(660 9)	(174 6)
NET ASSETS		977 7	1,027 2
Capital and reserves			
Called up equity share capital	5	12 9	12 8
Share premium	6	462 8	451 0
Treasury shares	6	(13 3)	-
Merger reserve	6	61 1	61 1
Profit and loss account	6	454 2	502 3
EQUITY SHAREHOLDERS' FUNDS	7	977 7	1 027 2

Recognised gains and losses

The Company has no recognised gains or losses, as defined in Financial Reporting Standard 3 ("FRS 3"), Reporting Financial Performance

The financial statements on pages 107 to 112 were approved by the Board of Directors on 18 January 2007 and are signed on their behalf by

Sir Julian Horn-Smith
Chairman

P A Walker
Director

sage

Notes to the Accounts - Company

For the year ended 30 September 2006

PARENT COMPANY ACCOUNTING POLICIES

a Basis of accounting

These financial statements have been prepared under the historical cost convention and in accordance with the Companies Act 1985 and applicable accounting standards in the United Kingdom A summary of the more important Company accounting policies, which have been consistently applied, is set out below

b Foreign currency translation

Foreign currency assets and liabilities are translated into sterling at rates of exchange ruling at the year-end Differences arising on the re-translation of the net investments and the results for the year are taken directly to reserves together with differences on foreign currency borrowings to the extent that they are used to finance or provide a hedge against equity investments in foreign enterprises All other exchange differences are dealt with in the profit and loss account

c Deferred tax

Deferred tax is accounted for under FRS 19, which requires a form of full provision for accounting for deferred tax, called the incremental liability approach Deferred tax is provided on timing differences where the Company has an obligation to pay more tax in the future as a result of those timing differences Deferred tax assets are only recognised if it is considered more likely than not that there will be suitable profits from which the future reversal of the underlying timing differences can be deducted

As permitted by FRS 19, the Company has adopted a policy of not discounting deferred tax assets and liabilities

d Investments

Fixed asset investments are stated at cost less provision for any diminution in value

e Parent Company profit and loss account

The amount of loss for the financial year before dividends within the accounts of the parent Company is £18 0m (2005 £234 5m profit) There is no material difference between the profits and losses as reported above and historical cost profits and losses and there are no other gains or losses in the year

No profit and loss account is presented for the Company as permitted by Section 230 of the Companies Act 1985

f Changes in accounting policies

The Group has adopted FRS 21 "Events after the Balance Sheet Date" in the financial statements The adoption of this standard represents a change in accounting policy and the comparative figures have been restated accordingly Details of the effect of the prior year adjustment have been given in note 7

Other accounting standards which have recently been issued have had no impact on the Company's accounting policies

1 INVESTMENTS

Equity interests in subsidiary undertakings are as follows

	£m
Cost	
At 1 October 2005	924 2
Additions in year	551 5
At 30 September 2006	1,475 7
Provision for diminution in value	
At 1 October 2005	(0 3)
Reversal of provision for diminution in value	0 3
At 30 September 2006	-
Net Book Value	
At 30 September 2006	1,475 7
At 30 September 2005	923 9

The additions in the year represent investments both in new and existing subsidiary undertakings

Principal trading subsidiary undertakings, included in the Group accounts at 30 September 2006, are shown in note 33 of the Group financial statements All of these subsidiary undertakings are wholly owned and are engaged in the development, distribution and support of business management software and related products and services for small and medium-sized businesses

sage

Notes to the Accounts - Company continued

For the year ended 30 September 2006

2 DEBTORS

	2006 £m	2005 £m
Amounts owed by Group undertakings	933 4	538 5
Other debtors	1 3	0 6
Taxation recoverable	4 5	0 9
	939 2	540 0

3 CREDITORS AMOUNTS FALLING DUE WITHIN ONE YEAR

	2006 £m	Restated 2005 £m
Amounts owed to Group undertakings	777 0	263 5
Accruals	0 7	0 7
Proposed dividend	-	-
	777 7	264 2

4 CREDITORS AMOUNTS FALLING DUE IN MORE THAN ONE YEAR

	2006 £m	2005 £m
Loans	660 9	174 6

Loans Amounts falling due	2006 £m	2005 £m
In one year or less	-	-
In more than one year but not more than two years	-	-
In more than two years but not more than five years	660 9	174 6
	660 9	174 6

5 CALLED UP EQUITY SHARE CAPITAL

Authorised	2006 £m	2005 £m
1,880,000,000 (2005 1,880,000,000) ordinary shares of 1p each	18 8	18 8

Issued and fully paid	2006 shares	2006 £m	2005 shares	2005 £m
At 1 October	1,285,318,582	12 8	1,281,801,526	12 8
Allotted under share option schemes	8,962,362	0 1	3,517 056	-
At 30 September	1,294,280,944	12 9	1,285,318,582	12 8

sage

Potential issues of ordinary shares

Certain senior executives hold options to subscribe for shares in the Company at prices ranging from 33 90p to 721 00p under the share option schemes approved by shareholders The number of shares subject to options the periods in which they were granted and the periods in which they may be exercised are given below

Date of grant	Exercise price pence	Exercise period	2006 number	2005 number
15 January 1996	33 90p	15 January 1999 – 15 January 2006	-	1,560,000
17 December 1997	81 10p	17 December 2000 – 17 December 2007	680,000	893,300
20 January 1998	98 75p	20 January 2001 – 20 January 2008	150,000	150,000
20 April 1998	50 88p – 92 61p	8 August 1999 – 2 March 2009	708,460	748,520
15 May 1998	140 00p	15 May 2001 – 15 May 2008	1,008,110	1,238,010
16 December 1998	136 00p	16 December 2001 – 16 December 2008	2,094,710	2,356,120
7 June 1999	204 50p	7 June 2002 – 7 June 2009	1,352,500	1,566,500
11 February 2000	91 34p – 619 50p	11 February 2000 – 6 January 2010	158,065	184,227
23 February 2000	721 00p	23 February 2003 – 23 February 2010	31,250	31,250
24 May 2000	542 50p	24 May 2003 – 24 May 2010	19,037	26,410
10 January 2001	301 00p	10 January 2004 – 10 January 2011	2,975,643	3,295 354
17 January 2001	329 75p	17 January 2004 – 17 January 2011	581,137	581,137
16 May 2001	264 00p	16 May 2004 – 16 May 2011	2,096,431	2,345,359
2 January 2002	228 50p	2 January 2005 – 2 January 2012	4,520,285	5,380,599
31 December 2002	134 00p	31 December 2005 – 31 December 2012	4,821,782	7,155,060
12 May 2003	147 00p	12 May 2006 – 12 May 2013	2,288,047	2,873,739
24 December 2003	171 00p	24 December 2006 – 24 December 2013	11,110,075	13,109,831
24 May 2004	172 00p	24 May 2007 – 24 May 2014	320,851	387,212
6 January 2005	198 00p	6 January 2008 – 6 January 2015	5,268,627	5,928,002
12 May 2005	206 00p	12 May 2008 – 12 May 2015	2,150,367	2,294,538
10 January 2006	258 50p	10 January 2009 – 10 January 2016	6,458,797	-
			48,593,674	52,185,168

Under the above scheme 7,929,609 1p ordinary shares were issued during the year for aggregate proceeds of £10,523,107

Under the Group's long-term incentive plan for certain senior executives approved by shareholders on 3 March 2005, the following awards have been made

Date of award	Vesting date	2006 number	2005 number
18 March 2005	18 March 2008	1,841,204	1,899,315
12 May 2005	12 May 2008	242,626	242,626
10 January 2006	10 January 2009	2,469,883	-
		4,553,713	2,141,941

FILE NO. 82-34736

Notes to the Accounts - Company continued

For the year ended 30 September 2006

5 CALLED UP EQUITY SHARE CAPITAL continued

In addition, options were granted under the terms of The Sage Group plc 1996 Savings-Related Share Option Scheme approved by members on 7 February 1996 up to 2005 and thereafter under the new scheme approved by the members at the Annual General Meeting on 2 March 2006, as follows

Date of grant	Exercise price pence	Exercise period	2006 number	2005 number
8 January 1999	114 80p	1 February 2006 – 31 July 2006	-	29,120
1 March 2000	499 00p	1 March 2007 – 31 August 2007	1,840	1,840
1 March 2001	240 00p	1 March 2006 – 31 August 2006	-	30,230
1 March 2001	240 00p	1 March 2008 – 31 August 2008	1,531	1,531
1 March 2002	180 40p	1 March 2007 – 31 August 2007	24,763	27,330
1 March 2002	180 40p	1 March 2009 – 31 August 2009	6,575	6,575
1 March 2003	112 00p	1 March 2006 – 31 August 2006	4,050	1,034,053
1 March 2003	112 00p	1 March 2008 – 31 August 2008	146,729	157,287
1 March 2003	112 00p	1 March 2010 – 31 August 2010	14,579	29,190
1 March 2004	140 00p	1 March 2007 – 31 August 2007	335,654	410,061
1 March 2004	140 00p	1 March 2009 – 31 August 2009	126,312	161,318
1 March 2004	140 00p	1 March 2011 – 31 August 2011	37,140	37,140
1 March 2005	157 00p	1 March 2008 – 31 August 2008	365,531	423,328
1 March 2005	157 00p	1 March 2010 – 31 August 2010	128,230	145,701
1 March 2005	157 00p	1 March 2012 – 31 August 2012	19,422	21,699
1 August 2006	184 00p	1 August 2009 – 31 January 2010	1,069,966	-
1 August 2006	184 00p	1 August 2011 – 31 January 2012	258,043	-
1 August 2006	184 00p	1 August 2013 – 31 January 2014	46,830	-
			2,587,195	2,518,421

Under the above scheme, 1,032,753 1p ordinary shares were issued during the year for aggregate proceeds of £1,219,029

The market price of the shares of the Company at 30 September 2006 was 251 25p and the highest and lowest prices during the year were 283 75p and 204 75p respectively

Share-based payments

The grants and related accounting treatment adopted by the Company under FRS 20 "Share-based Payment", are identical to that adopted by the Group under IFRS 2 "Share-based Payment" For details please refer to note 19 in the Group financial statements

6 RESERVES

	Treasury shares £m	Share premium account £m	Merger reserve £m	Profit and loss account £m	Total £m
At 1 October 2005 as previously reported	-	451 0	61 1	477 2	989 3
Prior year adjustment – FRS 21	-	-	-	25 1	25 1
At 1 October 2005 as restated	-	451 0	61 1	502.3	1,014 4
New shares issued	-	11 8	-	-	11 8
Treasury shares	(13 3)	-	-	-	(13 3)
Retained loss for the year	-	-	-	(16 0)	(16 0)
Dividends	-	-	-	(39 1)	(39 1)
Equity-settled transactions	-	-	-	7 0	7 0
At 30 September 2006	(13 3)	462 8	61 1	454 2	964 8

sage

7 SHAREHOLDERS' FUNDS AND STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital £m	Reserves £m	Total £m
At 1 October 2004	12.8	786.2	799.0
New shares issued	-	4.7	4.7
Retained profit for the year	-	197.6	197.6
Equity-settled transactions	-	0.8	0.8
At 30 September 2005 as previously reported	12.8	989.3	1,002.1
Prior year adjustment – FRS 21	-	25.1	25.1
At 1 October 2005 as restated	12.8	1,014.4	1,027.2
New shares issued	0.1	11.8	11.9
Treasury shares	-	(13.3)	(13.3)
Retained loss for the year	-	(16.0)	(16.0)
Dividends	-	(39.1)	(39.1)
Equity-settled transactions	-	7.0	7.0
At 30 September 2006	12.9	964.8	977.7

Prior year adjustment
The prior year adjustment relates to the implementation of FRS 21

Under FRS 21, dividends declared out of profits earned are not deducted from equity until they have either been approved by shareholders' or have become irrecoverable

The adoption of FRS 21 has resulted in an increase in shareholders' funds of £25.1m at 1 October 2005 due to the write back of the final dividend proposed at 30 September 2005

Treasury shares
The Group holds treasury shares in a trust which was set up for the benefit of Group employees The Trust purchases the Company's shares in the market for use in connection with the Group's share-based payments arrangements The amounts shown in the treasury shares reserve at 30 September each year would be deducted in determining the distributable profits of the Company at that date

Interests in own shares represent the cost of £13,272,933 of the Company's ordinary shares (nominal value of £47,556) purchased in February 2006 These shares were acquired by the Trust in the open market using funds provided by the Company to meet obligations under the performance share plan The costs of funding and administering the scheme are charged to the profit and loss account of the Company in the period to which they relate The market value of the shares at 30 September 2006 was £11.9m

8 OPERATING LEASE COMMITMENTS – MINIMUM LEASE PAYMENTS
The Company had no operating lease commitments during the year (2005 nil)

9 CAPITAL COMMITMENTS AND CONTINGENT LIABILITIES
The Company had no capital commitments or contingent liabilities at 30 September 2006 (2005 none)

10 RELATED PARTY TRANSACTIONS
The Company has taken advantage of the exemption available under FRS 8 "Related Party Disclosures", not to disclose details of transactions with its subsidiary undertakings There are no other external related parties

sage

FILE NO. 82-34736

Independent Auditors' Report to the Members of The Sage Group plc

We have audited the parent Company financial statements of The Sage Group plc for the year ended 30 September 2006 which comprise the primary financial statements such as the Balance Sheet and the related notes These parent Company financial statements have been prepared under the accounting policies set out therein We have also audited the information in the Remuneration Report that is described as having been audited

We have reported separately on the Group financial statements of The Sage Group plc for the year ended 30 September 2006

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report, the Remuneration Report and the parent Company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities

Our responsibility is to audit the parent Company financial statements and the part of the Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland) This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing

We report to you our opinion as to whether the parent Company financial statements give a true and fair view and whether the parent Company financial statements and the part of the Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 We report to you whether in our opinion the information given in the Directors' Report is consistent with the parent Company financial statements We also report to you if, in our opinion the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed

We read other information contained in the Annual Report and consider whether it is consistent with the audited parent Company financial statements The other information comprises only the Directors' Report, the unaudited part of the Remuneration Report, the Chairman's Introduction and the Operating and Financial Review We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent Company financial statements Our responsibilities do not extend to any other information

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board An audit includes examination, on a test basis of evidence relevant to the amounts and disclosures in the parent Company financial statements and the part of the Remuneration Report to be audited It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the parent Company financial statements and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent Company financial statements and the part of the Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent Company financial statements and the part of the Remuneration Report to be audited.

Opinion

In our opinion

- The parent Company financial statements give a true and fair view in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 30 September 2006,
- The parent Company financial statements and the part of the Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985, and
- The information given in the Directors' Report is consistent with the parent Company financial statements

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Newcastle upon Tyne
18 January 2007

sage

ARTICLES OF ASSOCIATION OF THE SAGE GROUP PLC

THE COMPANIES ACT 1985
A PUBLIC COMPANY LIMITED BY SHARES

(as altered by special resolution to be passed on 6 March 2007)
No.2231246

ALLEN & OVERY

ALLEN & OVERY LLP

LONDON

16135-00176 CO:1661884.8

CONTENTS

THE COMPANIES ACT 1985
A PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

THE SAGE GROUP PLC

(as altered by special resolution to be passed on 6 March, 2007)

PRELIMINARY

1. **Table A not to apply**

The regulations in Table A in the Schedule to the Companies (Tables A to F) Regulations 1985 shall not apply to the Company.

2. **Interpretation**

2.1 In these articles, unless the contrary intention appears:

(a) the following definitions apply:

Act means the Companies Act 1985;

address, in relation to electronic communications, includes any number or address (including, in the case of any uncertificated proxy instruction permitted pursuant to article 63.2, an identification number of a participant in the relevant system concerned) used for the purposes of such communications;

these articles means these articles of association, as from time to time altered;

board means the board of directors for the time being of the Company;

clear days means, in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

committee means a committee of the board;

communication has the same meaning as in the Electronic Communications Act 2000;

director means a director for the time being of the Company;

electronic communication has the same meaning as in the Electronic Communications Act 2000;

holder in relation to any share means the member whose name is entered in the register as the holder of that share;

the office means the registered office for the time being of the Company;

paid up means paid up or credited as paid up;

person entitled by transmission means a person whose entitlement to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law has been noted in the register;

register means the register of members of the Company;

relevant system has the same meaning as in the Uncertificated Securities Regulations 2001;

seal means any common seal of the Company or any official seal or securities seal which the Company may have or be permitted to have under the Statutes;

secretary means the secretary of the Company or, if there are joint secretaries, any of the joint secretaries and includes an assistant or deputy secretary and any person appointed by the board to perform any of the duties of the secretary of the Company;

Statutes means the Act and every other statute, statutory instrument, regulation or order for the time being in force concerning companies registered under the Act;

treasury shares means those shares held by the Company in treasury in accordance with s162A of the Act; and

UKLA means the UK Listing Authority;

(b) any reference to an uncertificated share, or to a share being held in uncertificated form, means a share, title to which may be transferred by means of a relevant system, and any reference to a certificated share means any share other than an uncertificated share;

(c) any other words or expressions defined in the Act or, if not defined in the Act, in any other of the Statutes (in each case as in force on the date of adoption of these articles) have the same meaning in these articles except that the word "company" includes any body corporate;

(d) any reference elsewhere in these articles to any statute or statutory provision includes a reference to any modification or re-enactment of it for the time being in force;

(e) words importing the singular number include the plural number and vice versa, words importing one gender include the other gender and words importing persons include bodies corporate and unincorporated associations;

(f) any reference to writing includes a reference to any method of reproducing words in a legible form;

(g) any reference to doing something by electronic means includes doing it by an electronic communication;

(h) any reference to a signature or to something being signed or executed includes an electronic signature or other means of verifying the authenticity of an electronic communication which the board may from time to time approve, a signature printed or reproduced by mechanical or other means or any stamp or other distinctive marking made by or with the authority of the person required to sign the document to indicate it is approved by such person;

(i) any reference to a document being sealed or executed under seal or under the common seal of any body corporate (including the Company) or any similar expression includes a reference to its being executed in any other manner which has the same effect as if it were executed under seal;

(j) any reference to a meeting shall not be taken as requiring more than one person to be present in person if any quorum requirement can be satisfied by one person;

(k) any reference to a show of hands includes such other method of casting votes as the board may from time to time approve;

(l) where the Company has a power of sale or other right of disposal in relation to any share, any reference to the power of the Company or the board to authorise a person to transfer that share to or as directed by the person to whom the share has been sold or disposed of shall, in the case of an uncertificated share, be deemed to include a reference to such other action as may be necessary to enable that share to be registered in the name of that person or as directed by him; and

(m) any reference to:

(i) rights attaching to any share;

(ii) members having a right to attend and vote at general meetings of the Company;

(iii) dividends being paid, or any other distribution of the Company's assets being made, to members; or

(iv) interests in a certain proportion or percentage of the issued share capital, or any class of share capital,

shall, unless otherwise expressly provided by the Statutes, be construed as though any treasury shares held by the Company had been cancelled.

2.2 Subject to the provisions of the Statutes a special or extraordinary resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required and a special resolution shall be effective for any purpose for which an extraordinary resolution is required under these articles.

2.3 Headings to these articles are inserted for convenience only and shall not affect construction.

SHARE CAPITAL

3. Authorised share capital

The authorised share capital of the Company at the date of adoption of these articles is £18,600,000 divided into 1,860,000,000 ordinary shares of 1p each.

4. Rights attached to shares

Subject to the provisions of the Statutes and to the rights conferred on the holders of any other shares, any share may be issued with or have attached to it such rights and restrictions as the Company may by ordinary resolution decide or, if no such resolution is in effect or so far as the resolution does not make specific provision, as the board may decide.

5. **Unissued shares**

Subject to the provisions of the Statutes, these articles and any resolution of the Company, the board may offer, allot (with or without conferring a right of renunciation), grant options over or otherwise deal with or dispose of any unissued shares (whether forming part of the original or any increased capital) to such persons, at such times and generally on such terms as the board may decide.

6. **Authority to allot relevant securities**

The Company may from time to time pass an ordinary resolution referring to this article and authorising, in accordance with section 80 of the Act, the board to exercise all the powers of the Company to allot relevant securities and:

(a) on the passing of the resolution the board shall be generally and unconditionally authorised to allot relevant securities (as defined for the purposes of that section) up to the nominal amount specified in the resolution; and

(b) unless previously revoked the authority shall expire on the day specified in the resolution (not being more than five years after the date on which the resolution is passed),

but any authority given under this article shall allow the Company, before the authority expires, to make an offer or agreement which would or might require relevant securities to be allotted after it expires.

7. **Dis-application of pre-emption rights**

7.1 Subject (other than in relation to the sale of treasury shares) to the board being generally authorised to allot relevant securities in accordance with section 80 of the Act, the Company may from time to time resolve by a special resolution referring to this article that the board be given power to allot equity securities for cash and, on the passing of the resolution, the board shall have power to allot (pursuant to that authority) equity securities for cash as if section 89(1) of the Act did not apply to the allotment but that power shall be limited:

(a) to the allotment of equity securities in connection with a rights issue; and

(b) to the allotment (other than in connection with a rights issue) of equity securities having, in the case of relevant shares, a nominal amount or, in the case of other equity securities, giving the right to subscribe for, or to convert into, relevant shares having, a nominal amount not exceeding in aggregate the sum specified in the special resolution,

and unless previously revoked that power shall expire on the date (if any) specified in the special resolution or, if no date is specified, 15 months after the date on which the special resolution is passed or if earlier at the conclusion of the next annual general meeting of the Company but the Company may before the power expires make an offer or agreement which would or might require equity securities to be allotted after it expires.

7.2 For the purposes of this article:

(a) **equity security** and **relevant shares** have the meanings given to them in section 94 of the Act;

(b) **rights issue** means an offer or issue to or in favour of holders of ordinary shares on the register on a date fixed by the board where the equity securities respectively attributable to the interests of all those holders are proportionate (as nearly as practicable) to the respective number of ordinary shares held by them on that date but the board may make such exclusions or other arrangements as the board considers expedient in relation to fractional entitlements or legal or practical problems under the laws in any territory or the requirements of any relevant regulatory body or stock exchange; and

(c) a reference to the **allotment of equity securities** includes the sale of any relevant shares in the Company or (as the case may be) relevant shares of a particular class, if immediately before the sale, the shares were held by the Company as treasury shares pursuant to section 94(3A) of the Act.

8. Power to pay commission and brokerage

The Company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Statutes. Subject to the provisions of the Statutes any commission or brokerage may be satisfied by payment in cash or by the allotment of fully paid or partly paid shares of the Company, or partly in one way and partly in the other.

9. Power to increase, consolidate, sub-divide and cancel shares

9.1 The Company may by ordinary resolution:

(a) increase its share capital by the creation of new shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

(c) sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the memorandum of association or these articles, but so that the proportion between the amount paid up and the amount (if any) not paid up on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; and

(d) cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

9.2 A resolution by which any share is sub-divided may determine that, as between the holders of the shares resulting from the sub-division, one or more of the shares may have such preferred or other special rights, or may have such qualified or deferred rights or be subject to such restrictions, as compared with the other or others, as the Company has power to attach to new shares.

9.3 If as a result of any consolidation of shares any members would become entitled to fractions of a share, the board may deal with the fractions as it thinks fit and in particular may (on behalf of those members) sell the shares representing the fractions to any person (including, subject to the provisions of the Statutes, the Company) and distribute the net proceeds of sale in due proportion among those members (except that any proceeds less than a sum fixed by the board may be retained for the benefit of the Company). For the purpose of any such sale the board may authorise some person to transfer the shares to or as directed by the purchaser, who shall not be bound to see to the application of the purchase money; nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings relating to the sale.

9.4 All new shares shall be subject to the provisions of these articles with reference to payment of calls, lien, forfeiture, transfer, transmission or otherwise, and, unless otherwise provided by these articles, by the resolution creating the new shares or by the conditions of issue, the new shares shall be unclassified shares.

10. Power to issue redeemable shares

Subject to the provisions of the Statutes any share may be issued on terms that it is to be redeemed or is liable to be redeemed at the option of the Company or the holder.

11. Power to purchase own shares

Subject to the provisions of the Statutes and to any rights conferred on the holders of any class of shares, the Company may by special resolution purchase all or any of its shares of any class, including any redeemable shares.

12. Power to reduce capital

Subject to the provisions of the Statutes and to any rights conferred on the holders of any class of shares, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account in any way.

13. Share warrants

13.1 Subject to the provisions of the Statutes and these articles the Company may issue a share warrant with respect to any fully paid share.

13.2 Every share warrant shall be issued under seal in the same manner as a share certificate and shall state that the bearer is entitled to the shares to which it relates and may provide by coupons or otherwise for the payment of future dividends or other moneys on the shares included in it.

13.3 A share included in a share warrant may be transferred by the delivery of the share warrant without any written transfer and without registration and none of the other provisions of these articles relating to the transfer of shares shall apply to any such transfer.

13.4 The board may determine and from time to time may vary the conditions upon which a new share warrant or coupon may be issued in the place of one defaced, worn out, lost or destroyed, but a new share warrant or coupon shall only be issued to replace one that is alleged to have been lost or destroyed if the board is satisfied beyond reasonable doubt that the original share warrant or coupon has been destroyed.

13.5 The board may also determine and from time to time may vary the conditions upon which share warrants shall be issued and, in particular, all or any of the conditions upon which:

(a) the bearer of a share warrant shall be entitled to obtain payment of a dividend or other moneys payable in respect of the shares included in it;

(b) the bearer of a share warrant shall be entitled to attend and vote at any general meeting of the Company or at any separate general meeting of the holders of any class of shares of the Company; and

(c) a share warrant may be surrendered for cancellation and the name of the bearer entered as a member in the register in respect of the shares included in the warrant.

13.6 The bearer of a share warrant shall be subject to the conditions for the time being in force in relation to share warrants, whether made before or after the issue of the share warrant, and, subject to such conditions and to the provisions of the Statutes, the bearer shall be deemed to be a member of the Company and shall be entitled to the same rights as if his name were entered in the register as the holder of the shares included in the share warrant.

13.7 The Company shall not be responsible for any loss or damage suffered by any person by reason of the Company entering in the register, upon the surrender of a share warrant, the name of any person who is not the true and lawful owner of that warrant.

14. Trusts not recognised

Except as required by law or these articles, no person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or required to recognise (even when having notice of it) any interest in or in respect of any share, except the holder's absolute right to the entirety of the share.

VARIATION OF RIGHTS

15. Variation of rights

15.1 Whenever the capital of the Company is divided into different classes of shares, all or any of the rights for the time being attached to any class of shares in issue may from time to time (whether or not the Company is being wound up) be varied in such manner as those rights may provide or (if no such provisions are made) either with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares) or with the authority of an extraordinary resolution passed at a separate general meeting of the holders of those shares.

15.2 All the provisions of these articles relating to general meetings of the Company or to the proceedings at general meetings shall apply, *mutatis mutandis*, to every such separate general meeting, except that:

(a) the necessary quorum at any such meeting (other than an adjourned meeting) shall be two persons holding or representing by proxy at least one-third in nominal amount of the issued shares of the class in question (excluding any shares of that class held as treasury shares);

(b) at an adjourned meeting the necessary quorum shall be one person holding shares of the class in question or his proxy;

(c) every holder of shares of the class in question shall, on a poll, have one vote in respect of every share of the class held by him; and

(d) a poll may be demanded by any one holder of shares of the class in question whether present in person or by proxy.

15.3 Unless otherwise expressly provided by the rights attached to any class of shares, those rights shall not be deemed to be varied by the creation or issue of further shares ranking *pari passu* with them or by the purchase or redemption by the Company of any of its own shares.

15.4 Any class of shares issued without the right to vote at general meetings of the Company attached shall include the words "non-voting" in the name by which the same are designated, and if classes of shares are issued with different voting rights attached to them the names by which such classes are designated (other than the class with the most favourable voting rights attached thereto) shall include the word "limited voting".

SHARE CERTIFICATES

16. Issue of share certificates

16.1 A person whose name is entered in the register as the holder of any certificated shares shall be entitled (unless the conditions of issue otherwise provide) to receive one certificate for those shares, or one certificate for each class of those shares and, if he transfers part of the shares, represented by a certificate in his name, or elects to hold part in uncertificated form, to receive a new certificate for the balance of those shares.

16.2 In the case of joint holders, the Company shall not be bound to issue more than one certificate for all the shares in any particular class registered in their joint names, and delivery of a certificate for a share to any one of the joint holders shall be sufficient delivery to all.

16.3 A share certificate may be issued under seal (by affixing the seal to, or printing the seal or a representation of it on, the certificate) or signed by at least one director and the secretary or by at least two directors (which may include any signature being applied mechanically or electronically). A share certificate shall specify the number and class of the shares to which it relates and the amount or respective amounts paid up on the shares. Any certificate so issued shall, as against the Company, be *prima facie* evidence of title of the person named in that certificate to the shares comprised in it.

16.4 A share certificate may be given to a member in accordance with the provisions of these articles or notices.

17. Charges for and replacement of certificates

17.1 Except as expressly provided to the contrary in these articles, no fee shall be charged for the issue of a share certificate.

17.2 Any two or more certificates representing shares of any one class held by any member may at his request be cancelled and a single new certificate issued.

17.3 If any member surrenders for cancellation a certificate representing shares held by him and requests the Company to issue two or more certificates representing those shares in such proportions as he may specify, the board may, if it thinks fit, comply with the request on payment of such fee (if any) as the board may decide.

17.4 If a certificate is damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same shares may be issued on compliance with such conditions as to evidence indemnity and security for such indemnity as the board may think fit and on payment of any exceptional expenses of the Company incidental to its investigation of the evidence and preparation of the indemnity and security and, if damaged or defaced, on delivery up of the old certificate.

17.5 In the case of joint holders of a share a request for a new certificate under any of the preceding paragraphs of this article may be made by any one of the joint holders unless the certificate is alleged to have been lost, stolen or destroyed.

UNCERTIFICATED SHARES GENERAL POWERS

18. Uncertificated Shares - General Powers

18.1 The board may permit any class of shares to be held in uncertificated form and to be transferred by means of a relevant system and may revoke any such permission.

18.2 In relation to any share which is for the time being held in uncertificated form:

(a) the Company may utilise the relevant system in which it is held to the fullest extent available from time to time in the exercise of any of its powers or functions under the Statutes or these articles or otherwise in effecting any actions and the board may from time to time determine the manner in which such powers, functions and actions shall be so exercised or effected;

(b) any provision in these articles which is inconsistent with:

(i) the holding or transfer of that share in the manner prescribed or permitted by the Statutes;

(ii) any other provision of the Statutes relating to shares held in uncertificated form; or

(iii) the exercise of any powers or functions by the Company or the effecting by the Company of any actions by means of a relevant system,

shall not apply;

(c) the Company may, by notice to the holder of that share, require the holder to change the form of such share to certificated form within such period as may be specified in the notice; and

(d) the Company shall not issue a certificate.

18.3 The Company may, by notice to the holder of any share in certificated form, direct that the form of such share may not be changed to uncertificated form for a period specified in such notice.

18.4 For the purpose of effecting any action by the Company, the board may determine that shares held by a person in uncertificated form shall be treated as a separate holding from shares held by that person in certificated form but shares of a class held by a person in uncertificated form shall not be treated as a separate class from shares of that class held by that person in certificated form.

LIEN ON SHARES

19. Lien on partly paid shares

19.1 The Company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts payable (whether or not due) in respect of that share. The lien shall extend to every amount payable in respect of that share.

19.2 The board may at any time either generally or in any particular case declare any share to be wholly or partly exempt from the provisions of this article. Unless otherwise agreed, the registration of a transfer of a share shall operate as a waiver of the Company's lien (if any) on that share.

20. Enforcement of lien

20.1 The Company may sell any share subject to a lien in such manner as the board may decide if an amount payable on the share is due and is not paid within fourteen clear days after a notice has been given to the holder or any person entitled by transmission to the share demanding payment of that amount and giving notice of intention to sell in default.

20.2 To give effect to any sale under this article, the board may authorise some person to transfer the share sold to, or as directed by, the purchaser. The purchaser and the transferee shall not be bound to see to the application of the purchase money nor shall the title of the new holder to the share be affected by any irregularity in or invalidity of the proceedings relating to the sale. The remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

20.3 The net proceeds of the sale, after payment of the costs, shall be applied in or towards satisfaction of the amount due and any residue shall (subject to a like lien for any amounts not presently due as existed on the share before the sale), on surrender of the certificate for the shares sold, be paid to the holder or person entitled by transmission to the share immediately before the sale.

CALLS ON SHARES

21. Calls

21.1 Subject to the terms of allotment, the board may make calls on the members in respect of any moneys unpaid on their shares (whether in respect of nominal amount or premium) and each member shall (subject to his receiving at least fourteen clear days' notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may be revoked or postponed as the board may decide.

21.2 Any call may be made payable in one sum or by instalments and shall be deemed to be made at the time when the resolution of the board authorising that call is passed.

21.3 A person on whom a call is made shall remain liable for it notwithstanding the subsequent transfer of the share in respect of which the call is made.

21.4 The joint holders of a share shall be jointly and severally liable for the payment of all calls in respect of that share.

22. Interest on calls

22.1 If a call is not paid before or on the due date for payment, the person from whom it is due shall pay interest on the amount unpaid, from the due date for payment to the date of actual payment, at such rate as the board may decide, but the board may waive payment of the interest, wholly or in part.

22.2 Unless the board decides otherwise, where a call is not paid on a share before or on the due date for payment, the person from whom it is due shall not be entitled to receive any dividend in respect of the share and shall not be entitled to be present or vote, either in person or by proxy, at any meeting or upon a poll, or to exercise any privilege as a member in respect of the share, until he shall have paid all calls for the time being due and payable on the share held by him (or to which he is entitled by transmission), whether alone or jointly with any other person, together with interest (if any).

23. Sums treated as calls

A sum which by the terms of allotment of a share is payable on allotment, or at a fixed time, or by instalments at fixed times, shall for all purposes of these articles be deemed to be a call duly made and payable on the date or dates fixed for payment and, in case of non-payment, the provisions of these articles shall apply as if that sum had become payable by virtue of a call.

24. Power to differentiate

On any issue of shares the board may make arrangements for a difference between the allottees or holders of the shares in the amounts and times of payment of calls on their shares.

25. Payment of calls in advance

The board may, if it thinks fit, receive all or any part of the moneys payable on a share beyond the sum actually called up on it if the holder is willing to make payment in advance and, on any moneys so paid in advance, may (until they would otherwise be due) pay interest at such rate as may be agreed between the board and the member paying the sum in advance. No sum paid up in advance of calls shall entitle the holder to any portion of a dividend subsequently declared on a share in respect of any period prior to the date upon which the sum would, but for the advance payment, become presently payable. The board may at any time repay the amount paid in advance upon giving to the member one month's notice.

FORFEITURE OF SHARES

26. Notice of unpaid calls

26.1 If the whole or any part of any call or instalment remains unpaid on any share after the due date for payment, the board may give a notice to the holder requiring him to pay so much of the call or instalment as remains unpaid, together with any accrued interest.

26.2 The notice shall state a further day, being not less than fourteen clear days from the date of the notice, on or before which, and the place where, payment is to be made and shall state that, in the event of non-payment on or before the day and at the place appointed, the share in respect of which the call was made or instalment is payable will be liable to be forfeited.

26.3 The board may accept a surrender of any share liable to be forfeited.

27. Forfeiture on non-compliance with notice

27.1 If the requirements of a notice given under the preceding article are not complied with, any share in respect of which it was given may (before the payment required by the notice is made) be forfeited by a resolution of the board. The forfeiture shall include all dividends declared and other moneys payable in respect of the forfeited share and not actually paid before the forfeiture.

27.2 If a share is forfeited, notice of the forfeiture shall be given to the person who was the holder of the share or (as the case may be) the person entitled to the share by transmission and an entry that notice of the forfeiture has been given, with the relevant date, shall be made in the register; but no forfeiture shall be invalidated by any omission to give such notice or to make such entry.

28. Power to annul forfeiture or surrender

The board may, at any time before the forfeited or surrendered share has been sold, re-allotted or otherwise disposed of, annul the forfeiture or surrender upon payment of all calls and interest due on or incurred in respect of the share and on such further conditions (if any) as it thinks fit.

29. Disposal of forfeited or surrendered shares

29.1 Every share which is forfeited or surrendered shall become the property of the Company and (subject to the provisions of the Statutes) may be sold, re-allotted or otherwise disposed of, upon such terms and in such manner as the board shall decide either to the person who was before the forfeiture the holder of the share or to any other person and whether with or without all or any part of the amount previously paid up on the share being credited as so paid up. The board may for the purposes of a disposal authorise some person to transfer the forfeited or surrendered share to, or in accordance with the directions of, any person to whom the same has been sold or disposed of.

29.2 A statutory declaration by a director or the secretary that a share has been forfeited or surrendered on a specified date shall, as against all persons claiming to be entitled to the share, be conclusive evidence of the facts stated in it and shall (subject to the execution of any necessary transfer) constitute a good title to the share. The new holder of the share shall not be bound to see to the application of the consideration for the disposal (if any) nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings connected with the forfeiture, surrender, sale, re-allotment or disposal of the share.

30. Arrears to be paid notwithstanding forfeiture or surrender

30.1 A person any of whose shares have been forfeited or surrendered shall cease to be a member in respect of the forfeited or surrendered share and shall surrender to the Company for cancellation the certificate for the share forfeited or surrendered, but shall remain liable (unless payment is waived in whole or in part by the board) to pay to the Company all moneys payable by him on or in respect of that share at the time of forfeiture or surrender, together with interest from the time of forfeiture or surrender until payment at such rate as the board shall decide, in the same manner as if the share had not been forfeited or surrendered. He shall also be liable to satisfy all the claims and demands (if any) which the Company might have enforced in respect of the share at the time of forfeiture or surrender. No deduction or allowance shall be made for the value of the share at the time of forfeiture or surrender or for any consideration received on its disposal.

30.2 The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the person whose share is forfeited and the Company, except only those rights and liabilities as are by these articles expressly saved, or as are by the Statutes given or imposed in the case of past members.

UNTRACED MEMBERS

31. Sale of shares of untraced members

31.1 The Company may sell, in such manner as the board may decide and at the best price it considers to be reasonably obtainable at that time, any share of a member, or any share to which a person is entitled by transmission, if:

(a) during a period of twelve years at least three cash dividends have become payable in respect of the share to be sold and have been sent by the Company in accordance with these articles;

(b) during that period of twelve years no cash dividend payable in respect of the share has been claimed, no cheque, warrant, order or other payment for a dividend has been cashed, no dividend sent by means of a funds transfer system has been paid and no communication has been received by the Company from the member or the person entitled by transmission to the share;

(c) on or after the expiry of that period of twelve years the Company has published advertisements both in a national newspaper and in a newspaper circulating in the area in which the last known address of the member or person entitled by transmission to the share, or the address at which notices may be given in accordance with these articles is located, in each case giving notice of its intention to sell the share; and

(d) during the period of three months following the publication of those advertisements and after that period until the exercise of the power to sell the share, the Company has not received any communication from the member or the person entitled by transmission to the share.

31.2 The Company's power of sale shall extend to any further share which, on or before the date of publication of the first of any advertisement pursuant to subparagraph 31.1(c) above, is issued in right of a share to which paragraph 31.1 applies (or in right of any share to which this paragraph applies) if the conditions set out in subparagraphs 31.1(b) to (d) above are satisfied in relation to the further share (but as if the references to a period of twelve years were references to a period beginning on the date of allotment of the further share and ending on the date of publication of the first of the advertisements referred to above).

31.3 To give effect to any sale, the board may authorise some person to transfer the share to, or as directed by, the purchaser, who together with the new holder of the share shall not be bound to see to the application of the purchase money; nor shall the title of the new holder to the share be affected by any irregularity in, or invalidity of, the proceedings relating to the sale.

32. Application of proceeds of sale

32.1 The Company shall account to the person entitled to the share at the date of sale for a sum equal to the net proceeds of sale and shall be deemed to be his debtor, and not a trustee for him, in respect of them.

32.2 Pending payment of the net proceeds of sale to such person, the proceeds may either be employed in the business of the Company or invested in such investments (other than shares of the Company or its holding company, if any) as the board may from time to time decide.

32.3 No interest shall be payable in respect of the net proceeds and the Company shall not be required to account for any moneys earned on the net proceeds.

TRANSFERS OF SHARES

33. Right to transfer shares

Subject to the restrictions in these articles, a member may transfer all or any of his shares in any manner which is permitted by the Statutes and is from time to time approved by the board.

34. Transfers of uncertificated shares

34.1 The Company shall register the transfer of any shares held in uncertificated form in accordance with the Statutes.

34.2 The board may, in its absolute discretion and without giving any reason for its decision, refuse to register any transfer of an uncertificated share where permitted by the Statutes.

35. Transfers of certificated shares

35.1 An instrument of transfer of a certificated share may be in any usual form or in any other form which the board may approve and shall be signed by or on behalf of the transferor and (except in the case of a fully paid share) by or on behalf of the transferee.

35.2 The board may, in its absolute discretion and without giving any reason for its decision, refuse to register any instrument of transfer of a certificated share:

(a) which is not fully paid up but, in the case of a class of shares which has been admitted to official listing by the UKLA, not so as to prevent dealings in those shares from taking place on an open and proper basis; or

(b) on which the Company has a lien.

35.3 The board may also refuse to register any instrument of transfer of a certificated share unless it is:

(a) left at the office, or at such other place as the board may decide, for registration; and

(b) accompanied by the certificate for the shares to be transferred and such other evidence (if any) as the board may reasonably require to prove the title of the intending transferor or his right to transfer the shares.

35.4 All instruments of transfer which are registered may be retained by the Company, but any instrument of transfer which the board refuses to register shall (except in any case where fraud or any other crime involving dishonesty is suspected in relation to such transfer) be returned to the person presenting it.

36. No fee payable

No fee shall be charged for registration of a transfer or other document or instruction relating to or affecting the title to any share.

37. Registration of transfers

37.1 The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register in respect of the share.

37.2 The board may refuse to register any transfer unless it is in respect of only one class of shares.

37.3 Nothing in these articles shall preclude the board from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

37.4 The registration of the transfer of any shares or of any class of shares may be suspended at such times and for such periods (not exceeding thirty days in any year) as the board may decide, except that the registration of the transfer of any shares or class of shares which are for the time being uncertificated shares may only be suspended as permitted by the Statutes.

37.5 Unless otherwise agreed by the board in any particular case, the maximum number of persons who may be entered on the register as joint holders of a share is four.

38. Notice of refusal

If the board refuses to register a transfer of a share it shall, within two months after the date on which the instrument of transfer was lodged/or the CREST instruction was received, give to the transferee notice of the refusal.

TRANSMISSION OF SHARES

39. Transmission on death

If a member dies, the survivor or survivors, where the deceased was a joint holder, and his personal representatives where he was a sole or the only surviving holder, shall be the only person or persons recognised by the Company as having any title to his shares; but nothing in these articles shall release the estate of a deceased holder from any liability in respect of any share held by him solely or jointly.

40. Election of person entitled by transmission

40.1 A person becoming entitled to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to a transmission by operation of law may, on producing such evidence as the board may require and subject as provided in this article, elect either to be registered himself as the holder of the share or to have some person nominated by him registered as the holder of the share.

40.2 If he elects to be registered himself, he shall give notice to the Company to that effect. If he elects to have another person registered, he shall execute a transfer of the share to that person or shall execute such other document or take such other action as the board may require to enable that person to be registered.

40.3 The provisions of these articles relating to the transfer of shares shall apply to the notice or instrument of transfer or other document or action as if it were a transfer effected by the person from whom the title by transmission is derived and the event giving rise to such transmission had not occurred.

41. Rights of person entitled by transmission

41.1 A person becoming entitled to a share in consequence of a death or bankruptcy or of any other event giving rise to a transmission by operation of law shall have the right to receive and give a discharge for any dividends or other moneys payable in respect of the share and shall have the same rights in relation to the share as he would have if he were the holder except that, until he becomes the holder, he shall not be entitled to attend or vote at any meeting of the Company or any separate general meeting of the holders of any class of shares in the Company.

41.2 The board may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share and, if after ninety days the notice has not been complied with, the board may withhold payment of all dividends or other moneys payable in respect of the share (but this action shall not constitute the Company as trustee in respect of the dividends or the other moneys) until the requirements of the notice have been complied with.

DISCLOSURE OF INTERESTS IN SHARES

42. Disclosure of interests in shares

42.1 This article applies where the Company gives to the holder of a share or to any person appearing to be interested in a share a notice requiring any of the information mentioned in section 212 of the Act (a **section 212 notice**).

42.2 If a section 212 notice is given by the Company to a person appearing to be interested in any share, a copy shall at the same time be given to the holder, but the accidental omission to do so or the non-receipt of the copy by the holder shall not prejudice the operation of the following provisions of this article.

42.3 If the holder of, or any person appearing to be interested in, any share has been given a section 212 notice and, in respect of that share (a **default share**), has been in default for a period of 14 days after the section 212 notice has been given in supplying to the Company the information required by the section 212 notice, the restrictions referred to below shall apply. Those restrictions shall continue until:

(a) the date seven days after the date on which the board is satisfied that the default is remedied; or

(b) the Company is notified that the default shares are the subject of an exempt transfer; or

(c) the board decides to waive those restrictions, in whole or in part.

42.4 The restrictions referred to above are as follows:

(a) if the default shares in which any one person is interested or appears to the Company to be interested represent less than 0.25 per cent. of the issued shares of the class, the holders of the default shares shall not be entitled, in respect of those shares, to attend or to vote, either personally or by proxy, at any general meeting or at any separate general meeting of the holders of any class of shares in the Company or to exercise any other right conferred by membership in relation to meetings of the Company; or

(b) if the default shares in which any one person is interested or appears to the Company to be interested represent at least 0.25 per cent. of the issued shares of the class, the holders of the default shares shall not be entitled, in respect of those shares:

(i) to attend or to vote, either personally or by proxy, at any general meeting or at any separate general meeting of the holders of any class of shares in the Company or to exercise any other right conferred by membership in relation to meetings of the Company; or

(ii) to receive any dividend or other distribution; or

(iii) to transfer or agree to transfer any of those shares or any rights in them.

The restrictions in subparagraphs 42.4 (a) and (b) above shall not prejudice the right of either the member holding the default shares or, if different, any person having a power of sale over those shares to sell or agree to sell those shares under an exempt transfer.

42.5 If any dividend or other distribution is withheld under subparagraph 42.4(b) above, the member shall be entitled to receive it as soon as practicable after the restrictions contained in subparagraph 42.4(b) cease to apply.

42.6 If, while any of the restrictions referred to above apply to a share, another share is allotted in right of it (or in right of any share to which this paragraph applies), the same restrictions shall apply to that other share as if it were a default share. For this purpose, shares which the Company allots, or procures to be offered, *pro rata* (disregarding fractional entitlements and shares not offered to certain members by reason of legal or practical problems associated with issuing or offering shares outside the United Kingdom) to holders of shares of the same class as the default share shall be treated as shares allotted in right of existing shares from the date on which the allotment is unconditional or, in the case of shares so offered, the date of the acceptance of the offer.

42.7 For the purposes of this article:

(a) an **exempt transfer** in relation to any share is a transfer pursuant to:

(i) a sale of the share on a recognised investment exchange in the United Kingdom or on any stock exchange outside the United Kingdom on which shares of that class are listed or normally traded; or

(ii) a sale of the whole beneficial interest in the share to a person whom the board is satisfied is unconnected with the existing holder or with any other person appearing to be interested in the share; or

(iii) acceptance of a takeover offer (as defined for the purposes of Part 13A of the Act);

(b) the percentage of the issued shares of a class represented by a particular holding shall be calculated by reference to the shares in issue at the time when the section 212 notice is given; and

(c) a person shall be treated as appearing to be interested in any share if the Company has given to the member holding such share a section 212 notice and either (i) the member has named the person as being interested in the share or (ii) (after taking into account any response to any section 212 notice and any other relevant information) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the share.

42.8 The provisions of this article are without prejudice to the provisions of section 216 of the Act and, in particular, the Company may apply to the court under section 216(1) whether or not these provisions apply or have been applied.

GENERAL MEETINGS

43. Annual general meetings

The board shall convene and the Company shall hold annual general meetings in accordance with the requirements of the Statutes.

44. Extraordinary general meetings

All general meetings other than annual general meetings shall be called extraordinary general meetings.

45. Convening of extraordinary general meetings

45.1 The board may convene an extraordinary general meeting whenever it thinks fit.

45.2 An extraordinary general meeting may also be convened in accordance with article 83.

45.3 An extraordinary general meeting shall also be convened by the board on the requisition of members pursuant to the provisions of the Statutes or, in default, may be convened by such requisitionists, as provided by the Statutes.

45.4 The board shall comply with the provisions of the Statutes regarding the giving and the circulation, on the requisition of members, of notices of resolutions and of statements with respect to matters relating to any resolution to be proposed or business to be dealt with at any general meeting of the Company.

NOTICE OF GENERAL MEETINGS

46. Length and form of notice

46.1 An annual general meeting and an extraordinary general meeting called for the passing of a special resolution or a resolution of which special notice is required by the Statutes or a resolution appointing any person (other than a retiring director) as a director shall be called by not less than twenty-one clear days' notice. All other extraordinary general meetings shall be called by not less than fourteen clear days' notice.

46.2 The notice shall specify the place, day and time of the meeting, and the general nature of the business to be transacted.

46.3 Notice of every general meeting shall be given to all members other than any who, under the provisions of these articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company, and also to the auditors (or, if more than one, each of them) and to each director.

47. **Omission or non-receipt of notice**

The accidental omission to give notice of a general meeting to, or the non-receipt of notice by, any person entitled to receive the notice shall not invalidate the proceedings of that meeting.

PROCEEDINGS AT GENERAL MEETINGS

48. **Quorum**

48.1 No business shall be transacted at any general meeting unless the requisite quorum is present when the meeting proceeds to business.

48.2 Except as otherwise provided by these articles two members present in person or by proxy and entitled to vote shall be a quorum.

48.3 If within fifteen minutes from the time appointed for the holding of a general meeting a quorum is not present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case, it shall stand adjourned to the same day in the next week (or, if that day is a holiday, to the next working day) and at the same time and place, as the original meeting, or, subject to article 45.4, to such other day, and at such other time and place, as the board may decide.

48.4 If at an adjourned meeting a quorum is not present within fifteen minutes from the time appointed for holding the meeting, the meeting shall be dissolved.

49. **Security**

The board may make any security arrangements which it considers appropriate relating to the holding of a general meeting of the Company or a separate general meeting of the holders of any class of shares of the Company, including, without limitation, arranging for any person attending a meeting to be searched and for items of personal property which may be taken into a meeting to be restricted. A director or the secretary may refuse entry to a meeting to any person who refuses to comply with any such arrangements.

50. **Chairman**

At each general meeting, the chairman of the board or, if he is absent or unwilling, the deputy chairman (if any) of the board or (if more than one deputy chairman is present and willing) the deputy chairman who has been longest in such office or, if no deputy chairman is present and willing, that one of the other directors who is appointed for the purpose by the board or (failing appointment by the board), by the members present, shall preside as chairman of the meeting, but if no director is present within fifteen minutes after the time fixed for holding the meeting or, if none of the directors present is willing to preside, the members present and entitled to vote shall choose one of their number to preside as chairman of the meeting.

51. **Directors entitled to attend and speak**

Whether or not he is a member, a director shall be entitled to attend and speak at any general meeting of the Company and at any separate general meeting of the holders of any class of shares of the Company.

52. Adjournment

52.1 With the consent of any general meeting at which a quorum is present the chairman of the meeting may (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place.

52.2 In addition, the chairman of the meeting may at any time without the consent of the meeting adjourn the meeting (whether or not it has commenced or a quorum is present) to another time and/or place if, in his opinion, it would facilitate the conduct of the business of the meeting to do so.

52.3 Nothing in this article shall limit any other power vested in the chairman of the meeting to adjourn the meeting.

52.4 Whenever a meeting is adjourned for thirty days or more or sine die, at least fourteen clear days' notice of the adjourned meeting shall be given in the same manner as in the case of the original meeting but otherwise no person shall be entitled to any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting.

52.5 No business shall be transacted at any adjourned meeting other than the business which might have been transacted at the meeting from which the adjournment took place.

53. Accommodation of persons at meeting

If it appears to the chairman that the place of the meeting specified in the notice convening the meeting is inadequate to accommodate all persons entitled and wishing to attend, the meeting is duly constituted and its proceedings are valid if the chairman is satisfied that adequate facilities are available, whether at the place of the meeting or elsewhere, to ensure that each such person who is unable to be accommodated at the place of the meeting is able to participate in the business for which the meeting has been convened and to hear and see all persons present who speak, whether by the use of microphones, loud-speakers, audio-visual communications equipment or otherwise (whether in use when these articles are adopted or developed subsequently).

54. Method of voting and demand for poll

54.1 At a general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless (before, or immediately after the declaration of the result of, the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:

(a) the chairman of the meeting; or

(b) at least five members present in person or by proxy having the right to vote on the resolution; or

(c) a member or members present in person or by proxy representing in aggregate not less than one-tenth of the total voting rights of all the members having the right to vote on the resolution; or

(d) a member or members present in person or by proxy holding shares conferring the right to vote on the resolution on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right;

and a demand for a poll by a person as proxy for a member shall be as valid as if the demand were made by the member himself.

54.2 No poll may be demanded on the appointment of a chairman of the meeting.

54.3 A demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman of the meeting and the demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

54.4 Unless a poll is demanded (and the demand is not withdrawn), a declaration by the chairman of the meeting that a resolution has been carried, or carried unanimously, or has been carried by a particular majority, or lost, or not carried by a particular majority, shall be conclusive, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of that fact, without proof of the number or proportion of the votes recorded in favour of or against the resolution.

54.5 The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

55. How poll is to be taken

55.1 If a poll is demanded (and the demand is not withdrawn), it shall be taken at such time (either at the meeting at which the poll is demanded or within thirty days after the meeting), at such place and in such manner (including by electronic means) as the chairman of the meeting shall direct and he may appoint scrutineers (who need not be members).

55.2 A poll demanded on a question of adjournment shall be taken at the meeting without adjournment.

55.3 It shall not be necessary (unless the chairman of the meeting otherwise directs) for notice to be given of a poll whether taken at or after the meeting at which it was demanded.

55.4 On a poll votes may be given either personally or by proxy and a member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

55.5 The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded.

56. Chairman's casting vote

In the case of an equality of votes, either on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place, or at which the poll is demanded, as the case may be, shall be entitled to a further or casting vote in addition to any other vote or votes to which he may be entitled.

VOTES OF MEMBERS

57. Voting rights

Subject to the provisions of these articles and to any special rights or restrictions as to voting for the time being attached to any class of shares in the Company:

(a) on a show of hands, every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative, not being himself a member, shall have one vote; and

(b) on a poll, every member who is present in person or by proxy shall have one vote for every share of which he is the holder.

58. Representation of corporations

Any corporation which is a member of the Company may, by resolution of its board or other governing body, authorise any person to act as its representative at any general meeting of the Company or of any class of members of the Company; and the representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member present at the meeting in person, including (without limitation) power to vote on a show of hands or on a poll and to demand or concur in demanding a poll.

59. Voting rights of joint holders

If more than one of the joint holders of a share tenders a vote on the same resolution, whether in person or by proxy, the vote of the senior who tenders a vote shall be accepted to the exclusion of the vote(s) of the other joint holder(s); and for this purpose seniority shall be determined by the order in which the names stand in the register in respect of the relevant share.

60. Voting rights of members incapable of managing their affairs

A member in respect of whom an order has been made by any court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by his receiver, *curator bonis* or other person in the nature of a receiver or *curator bonis* appointed by that court, and the receiver, *curator bonis* or other person may, on a poll, vote by proxy. Evidence to the satisfaction of the board of the authority of the person claiming the right to vote must be received at the office (or at such other address as may be specified for the receipt of proxy appointments) in accordance with article 64 below and not later than the last time by which a proxy appointment must be received in order to be valid for use at the meeting or adjourned meeting or on the holding of the poll at or on which that person proposes to vote and, in default, the right to vote shall not be exercisable.

61. Objections to admissibility of votes

No objection shall be raised as to the admissibility of any vote except at the meeting or adjourned meeting or poll at which the vote objected to is or may be given or tendered, and every vote not disallowed at such meeting or poll shall be valid for all purposes. Any such objection made in due time shall be referred to the chairman of the meeting, whose decision shall be final and conclusive. If any votes are counted which ought not to have been counted, or might have been rejected, the error shall not vitiate the results of the voting unless it is pointed out at the same meeting, or at any adjournment thereof, and it is in the opinion of the chairman of the meeting of sufficient magnitude to vitiate the result of the voting.

PROXIES

62. Proxies

62.1 A proxy need not be a member of the Company and a member may appoint more than one proxy to attend on the same occasion. If a member appoints more than one proxy to attend on the same occasion and a dispute arises between those proxies on how to vote on a show of hands or on a poll, the Company shall be entitled to accept the vote of the first named proxy so appointed.

62.2 The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or on the poll concerned.

62.3 The appointment of a proxy shall only be valid for the meeting mentioned in it and any adjournment of that meeting (including on any poll demanded at the meeting or at any adjourned meeting).

63. Form of appointment of proxy

63.1 The appointment of a proxy shall be in such form as is usual or common or in such other form as the board may from time to time approve or accept and shall be signed by the appointor, or his duly authorised agent in writing, or, if the appointor is a corporation, shall either be executed under its common seal or be signed by some agent or officer authorised for that purpose. The signature need not be witnessed.

63.2 Without limiting the provisions of these articles, the board may from time to time in relation to uncertificated shares approve the appointment of a proxy by means of an electronic communication in the form of an "uncertificated proxy instruction" (a properly authenticated dematerialised instruction and/or other instruction or notification, which is sent by means of the relevant system and received by such participant in that system acting on behalf of the Company as the board may prescribe, in such form and subject to such terms and conditions as the board may from time to time prescribe (subject always to the facilities and requirements of the relevant system)); and approve supplements to, or amendments or revocations of, any such uncertificated proxy instruction by the same means. In addition, the board may prescribe the method of determining the time at which any such uncertificated proxy instruction is to be treated as received by the Company or such participant and may treat any such uncertificated proxy instruction which purports to be or is expressed to be sent on behalf of a holder of a share as sufficient evidence of the authority of the person sending that instruction to send it on behalf of that holder.

64. Receipt of proxy

64.1 A proxy appointment:

(a) must be received at such address as may be specified in the notice convening the meeting or in any other information issued by the Company in relation to the meeting (or if no such address is specified, at the office) at least 48 hours before the time fixed for holding the meeting at which the appointee proposes to vote;or

(b) in the case of a poll taken more than 48 hours after it is demanded or in the case of an adjourned meeting to be held more than 48 hours after the time fixed for holding the original meeting, must be received at such address as may be specified in the notice convening the meeting or in any other information issued by the Company in relation to the poll or meeting (or if no such address is specified at the office) at least 24 hours before the time fixed for the taking of the poll or, as the case may be, the time fixed for holding the adjourned meeting; or

(c) in the case of a poll which is not taken at the meeting at which it is demanded but is taken 48 hours or less after it is demanded, or in the case of an adjourned meeting to be held 48 hours or less after the time fixed for holding the original meeting, must either be received by the chairman of the meeting or the secretary or any director at the meeting at which the poll is demanded, or, as the case may be, at the original meeting, or be received at such address and by such time as the chairman of the meeting may direct at the meeting at which the poll is demanded,

and (subject to paragraph 64.5 below) an appointment of proxy which is not received in a manner and/or at the time so permitted shall be invalid.

64.2 In the case of a proxy appointment signed by an agent of a holder who is not a corporation, the authority under which the appointment is signed or a copy of it certified in such manner as shall be specified in the notice of the relevant meeting or in any other information issued by the Company in relation to the relevant meeting, or such other information as shall be so specified, must also be received by the Company in the manner and at the time set out in paragraph 64.1 above.

64.3 In the case of a proxy appointment signed by an officer or other agent of a corporation, the board may also require the receipt, in the manner and at the time set out in paragraph 64.1 above, of the authority under which the appointment is signed or a copy of it certified in such manner as shall be specified in the notice of the relevant meeting or in any other information issued by the Company in relation to the relevant meeting, or of such other authorities or information as shall be so specified.

64.4 The board may, but shall not be bound to, require such further evidence as it thinks fit of the authenticity or integrity of any signature on a proxy appointment and, if the signatory is an agent or, where the appointor is a corporation, an officer, of his authority.

64.5 The board may decide, either generally or in any particular case, to treat a proxy appointment as valid notwithstanding that the appointment or any of the information required under paragraphs 64.2, 64.3 or 64.4 above has not been received in accordance with the requirements of this article.

64.6 Subject to paragraph 64.5 above, if the proxy appointment and any of the information required under paragraphs 64.2, 64.3 or 64.4 above are not received in the manner required above, the appointee shall not be entitled to vote in respect of the shares in question.

64.7 If two or more valid but differing proxy appointments are received in respect of the same share for use at the same meeting or on the same poll, the one which is last received (regardless of its date or of the date of its execution) shall be treated as replacing and revoking the others as regards that share and if the Company is unable to determine which was last received, none of them shall be treated as valid in respect of that share.

65. Notice of revocation of authority

65.1 A vote given, or poll demanded, by proxy or by a duly authorised representative of a corporation shall be valid notwithstanding the previous death or insanity of the principal, the previous termination of the authority of the person voting or demanding a poll, or (until entered in the register) the transfer of the share in respect of which the appointment of the relevant person was made unless notice of the death, insanity, or termination was received at the office (or at such other address at which the proxy appointment was duly received) at least six hours before the time appointed for holding the relevant meeting or adjourned meeting at which the vote is given or, in the case of a poll not taken on the same day as the meeting or of an adjourned meeting, before the time appointed for taking the poll or for the adjourned meeting.

DIRECTORS

66. Number of directors

The directors (other than alternate directors) shall not, unless otherwise determined by an ordinary resolution of the Company, be less than two nor more than 15 in number.

67. Directors need not be members

A director need not be a member of the Company.

68. Age of directors

No person shall be disqualified from being appointed a director, and no director shall be required to vacate that office, by reason only of the fact that he has attained the age of seventy years or any other age nor shall it be necessary by reason of his age to give special notice of any resolution.

APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS

69. Appointment of directors by the Company

69.1 Subject to the provisions of these articles, the Company may by ordinary resolution appoint any person who is willing to act to be a director, either to fill a vacancy or as an additional director, but so that the total number of directors shall not exceed any maximum number fixed by or in accordance with these articles.

69.2 No person (other than a director retiring in accordance with these articles) shall be appointed or re-appointed a director at any general meeting unless:

(a) he is recommended by the board; or

(b) not less than seven nor more than 42 days before the date appointed for the meeting there has been given to the Company, by a member (other than the person to be proposed) entitled to vote at the meeting, notice of his intention to propose a resolution for the appointment of that person, stating the particulars which would, if he were so appointed, be required to be included in the Company's register of directors and a notice executed by that person of his willingness to be appointed.

70. Separate resolutions for appointment of each director

Every resolution of a general meeting for the appointment of a director shall relate to one named person and a single resolution for the appointment of two or more persons shall be void, unless a resolution that it shall be so proposed has been first agreed to by the meeting without any vote being cast against it.

71. **The board's power to appoint directors**

The board may appoint any person who is willing to act to be a director, either to fill a vacancy or by way of addition to their number but so that the total number of directors shall not exceed any maximum number fixed by or in accordance with these articles. Any director so appointed shall retire from office at the next annual general meeting of the Company, but shall then be eligible for re-appointment.

72. **Retirement of directors**

72.1 At each annual general meeting any director then in office who has been appointed by the board since the previous annual general meeting and any director who is to retire in accordance with these articles shall retire from office.

72.2 A retiring director shall be eligible for re-appointment and (unless he is removed from office or his office is vacated in accordance with these articles) shall retain office until the close of the meeting at which he retires or (if earlier) when a resolution is passed at that meeting not to fill the vacancy or to appoint another person in his place or the resolution to re-appoint him is put to the meeting and lost.

72.3 If at any meeting at which the appointment of a director ought to take place the office vacated by a retiring director is not filled up, the retiring director, if willing to act, shall be deemed to be re-appointed, unless at the meeting a resolution is passed not to fill the vacancy or to appoint another person in his place or unless the resolution to re-appoint him is put to the meeting and lost.

73. **Selection of directors to retire by rotation**

73.1 At each annual general meeting any director then in office who:

(a) has been appointed by the board since the previous annual general meeting; or

(b) at the start of business on the date which is 30 clear days prior to the date of the notice convening the annual general meeting had held office for more than 30 months since he was appointed or last re-appointed by the Company in general meeting,

shall retire from office but still be eligible for re-appointment.

73.2 The names of the directors to retire shall be stated in the notice of the annual general meeting or in any documentation accompanying the notice.

74. **Removal of directors**

74.1 The Company may by extraordinary resolution, or by ordinary resolution of which special notice has been given in accordance with the Statutes, remove any director before his period of office has expired notwithstanding anything in these articles or in any agreement between him and the Company.

74.2 A director may also be removed from office by being given a notice to that effect signed by or on behalf of all the other directors.

74.3 Any removal of a director under this article shall be without prejudice to any claim which such director may have for damages for breach of any agreement between him and the Company.

75. Vacation of office of director

Without prejudice to the provisions of these articles for retirement or removal the office of a director shall be vacated if:

(a) he is prohibited by law from being a director; or

(b) he becomes bankrupt or he makes any arrangement or composition with his creditors generally; or

(c) he is, or may be, suffering from mental disorder and in relation to that disorder either he is admitted to hospital for treatment or an order is made by a court (whether in the United Kingdom or elsewhere) for his detention or for the appointment of some person to exercise powers with respect to his property or affairs and, in either case, the board resolves that his office be vacated; or

(d) for more than six months he is absent (whether or not an alternate director attends in his place), without special leave of absence from the board, from board meetings held during that period and the board resolves that his office be vacated; or

(e) he gives to the Company notice of his wish to resign, in which event he shall vacate that office on the receipt of that notice by the Company or at such later time as is specified in the notice.

A resolution of the board pursuant to (c) or (d) above declaring a director to have vacated office as set out shall be conclusive as to the fact and grounds of vacation stated in the resolution.

76. Executive directors

76.1 The board may appoint one or more directors to hold any executive office under the Company (including that of chairman, chief executive or managing director) for such period (subject to the provisions of the Statutes) and on such terms as it may decide and may revoke or terminate any appointment so made without prejudice to any claim for damages for breach of any contract of service between the director and the Company.

76.2 The remuneration of a director appointed to any executive office shall be fixed by the board and may be by way of salary, commission, participation in profits or otherwise and either in addition to or inclusive of his remuneration as a director.

76.3 A director appointed as executive chairman, chief executive or managing director shall automatically cease to hold that office if he ceases to be a director but without prejudice to any claim for damages for breach of any contract of service between him and the Company. A director appointed to any other executive office shall not automatically cease to hold that office if he ceases to be a director unless the contract or any resolution under which he holds office expressly states that he shall, in which case that cessation shall be without prejudice to any claim for damages for breach of any contract of service between him and the Company.

76.4 If any director retires at a general meeting of the Company but is re-appointed by or deemed to be re-elected at the meeting at which his retirement took effect, his appointment under this article shall continue to operate after the meeting as if he had not retired.

ALTERNATE DIRECTORS

77. Power to appoint alternate directors

77.1 Each director may appoint another director or any other person who is willing to act as his alternate and may remove him from that office. The appointment as an alternate director of any person who is not himself a director shall be subject to the approval of a majority of the directors or a resolution of the board.

77.2 An alternate director shall be entitled to receive notice of all board meetings and of all meetings of committees of which the director appointing him is a member to attend and vote at any such meeting at which the director appointing him is not personally present and at the meeting to exercise and discharge all the functions, powers and duties of his appointor as a director and for the purposes of the proceedings at the meeting the provisions of these articles shall apply as if he were a director.

77.3 Every person acting as an alternate director shall (except as regards power to appoint an alternate and remuneration) be subject in all respects to the provisions of these articles relating to directors and shall alone be responsible to the Company for his acts and defaults and shall not be deemed to be the agent of the director appointing him. An alternate director may be paid expenses and shall be entitled to be indemnified by the Company to the same extent as if he were a director but shall not be entitled to receive from the Company any fee in his capacity as an alternate director.

77.4 Every person acting as an alternate director shall have one vote for each director for whom he acts as alternate, in addition to his own vote if he is also a director, but he shall count as only one for the purpose of determining whether a quorum is present.

77.5 Any person appointed as an alternate director shall vacate his office as alternate director if the director by whom he has been appointed vacates his office as director (otherwise than by retirement at a general meeting of the Company at which he is re-appointed) or removes him by notice to the Company or on the happening of any event which, if he is or were a director, causes or would cause him to vacate that office.

77.6 Every appointment or removal of an alternate director shall be made by notice in writing signed by the appointor (or in any other manner approved by the board) and shall be effective (subject to paragraph 77.1 above) on delivery at the office, to the secretary or at a board meeting.

REMUNERATION, EXPENSES AND PENSIONS

78. Remuneration of directors

The directors (other than any director who for the time being holds an executive office or employment with the Company or a subsidiary of the Company) shall be paid out of the funds of the Company by way of remuneration for their services as directors such fees and/or other remuneration not exceeding in aggregate £750,000 per annum (or such larger sum as the Company may, by ordinary resolution, determine) as the directors may decide to be divided among them in such proportion and manner as they may agree or, failing agreement, equally. Any fee payable under this article shall be distinct from any remuneration or other amounts payable to a director under other provisions of these articles and shall accrue from day to day.

79. Special remuneration

79.1 The board may grant special remuneration to any director who performs any special or extra services to or at the request of the Company.

79.2 Such special remuneration may be paid by way of lump sum, salary, commission, participation in profits or otherwise as the board may decide in addition to any remuneration provided for by or pursuant to any other of these articles.

80. Expenses

A director shall be paid out of the funds of the Company all travelling, hotel and other expenses properly incurred by him in and about the discharge of his duties, including his expenses of travelling to and from board meetings, committee meetings, general meetings and separate meetings of the holders of any class of securities of the Company. A director may also be paid out of the funds of the Company all expenses incurred by him in obtaining professional advice in connection with the affairs of the Company or the discharge of his duties as a director.

81. Pensions and other benefits

81.1 The board may exercise all the powers of the Company to pay, provide or procure the grant of pensions or other retirement or superannuation benefits and death, disability or other benefits, allowances or gratuities to any person who is or has been at any time a director of the Company or in the employment or service of the Company or of any company which is or was a subsidiary of or associated with the Company or of the predecessors in business of the Company or any such subsidiary or associated company or the relatives or dependants of any such person. For that purpose the board may procure the establishment and maintenance of, or participate in, or contribute to, any non-contributory or contributory pension or superannuation fund, scheme or arrangement and pay any insurance premiums.

81.2 The board may also exercise all the powers of the Company to procure the establishment and subsidy of or subscription to and support of any institutions, associations, clubs, funds or trusts calculated to be for the benefit of any such persons mentioned in paragraph 81.1 above or otherwise to advance the interests and well-being of the Company or of any such other company mentioned in paragraph 81.1 above, or its members, and may make or procure payments for or towards the insurance of any such persons as aforesaid and subscriptions or guarantees for charitable or benevolent objects or for any exhibition or for any public, general or useful object.

81.3 The board may procure any of the above matters to be done by the company either alone or in conjunction with any other company.

POWERS OF THE BOARD

82. General powers of the board to manage the Company's business

82.1 The business of the Company shall be managed by the board which may exercise all the powers of the Company, subject to the provisions of the Statutes, the memorandum, these articles and any ordinary resolution of the Company. No ordinary resolution or alteration of the memorandum or these articles shall invalidate any prior act of the board which would have been valid if the resolution had not been passed or the alteration had not been made.

82.2 The powers given by this article shall not be limited by any special authority or power given to the board by any other article or any resolution of the Company.

83. Power to act notwithstanding vacancy

The continuing directors or the sole continuing director at any time may act notwithstanding any vacancy in their number; but, if the number of directors is less than the minimum number fixed by or in accordance with these articles, they or he may act for the purpose of filling up vacancies or calling a general meeting of the Company, but not for any other purpose. If no director is able or willing to act, then any two members may summon a general meeting for the purpose of appointing directors.

84. Provisions for employees

The board may exercise any of the powers conferred by the Statutes to make provision for the benefit of any persons employed or formerly employed by the Company or any of its subsidiaries in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the Company or any of its subsidiaries.

85. Power to borrow money

85.1 The board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of its undertaking, property and assets (both present and future) and uncalled capital and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

85.2 The board shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings (if any) so as to secure (but as regards subsidiary undertakings only so far as by such exercise it can secure) that the aggregate principal amount outstanding at any time in respect of all borrowings by the Group (exclusive of any borrowings which are owed by one Group company to another Group company) after deducting the amount of cash deposited and cash equivalents held will not, without the previous authority of the Company in general meeting, exceed:

(a) an amount equal to two and a half times adjusted total equity; or

(b) any higher limit fixed by ordinary resolution of the Company which is applicable at the relevant time.

85.3 In this article:

(a) **adjusted total equity** means the amount of total equity as shown in the relevant balance sheet but after:

(A) making such adjustments as may be appropriate in respect of:

I. any variation in the amounts of the paid up share capital, the share premium account or capital redemption reserve since the date of the relevant balance sheet and so that for this purpose if any proposed allotment of shares by the Company for cash has been underwritten or agreed to be subscribed then these shares shall be deemed to have been allotted and the amount (including any premium) of the subscription monies payable (not being monies payable later than six months after the date of allotment) shall be deemed to have been paid up on the date when the issue of the shares was underwritten or agreed to be subscribed (or if the underwriting or subscription agreement was conditional, the date on which it became unconditional); and

II. any undertaking which was not a subsidiary undertaking at the date of the relevant balance sheet but which would be a subsidiary undertaking if group accounts were prepared as at the relevant time (and as if such time were the end of the Company's financial year) or any undertaking which was a subsidiary undertaking but which would no longer be so if group accounts were to be so prepared at the relevant time; and

III. any variation in the interest of the Company in another Group company since the date of the relevant balance sheet.

(B) excluding minority and other outside interests in any subsidiary undertaking;

(C) adding the amount of any equity instruments deducted in arriving at the amount of total equity; and

(D) making such other adjustments (if any) as the auditors may consider appropriate or necessary/board may consider appropriate or necessary and as are approved by the auditors;

(b) **borrowings** include the following except in so far as otherwise taken into account:

(i) the principal amount of any debenture (whether secured or unsecured) of a Group company;

(ii) the outstanding amount raised by acceptances under an acceptance credit or bills facility opened by a bank or acceptance house on behalf of or in favour of a Group company, excluding acceptances of trade bills relating to goods purchased in the ordinary course of trading;

(iii) the nominal amount of any share capital and the principal amount of any debenture or borrowing, the beneficial interest in which is not owned by a Group company, to the extent that their payment or repayment is the subject of a guarantee or indemnity by a Group company;

(iv) the principal amount of any share capital (not being equity share capital) of any subsidiary undertaking owned otherwise than by a Group company;

(v) any fixed or minimum premium payable on final repayment of any borrowing or deemed borrowing; and

(vi) any fixed amount in respect of a finance lease payable by any Group company which would be shown at the relevant time as an obligation in a balance sheet and prepared in accordance with the accounting principles used in the preparation of the relevant balance sheet and for this purpose **finance lease** means a contract between a lessor and a Group company as lessee or sub-lessee where substantially all the risks and rewards of the ownership of the asset leased or sub-leased are to be borne by the lessee or sub-lessee, but exclude the following:

(A) borrowings incurred by a Group company in the ordinary course of business and which are repayable on demand or at any time on seven days' notice or less or which have a fixed maturity or tenor of 35 days or less;

(B) borrowings incurred by a Group company for the purpose of repaying within six months of the borrowing all or part of any borrowings made by it or another Group company, pending their application for that purpose during that period;

(C) borrowing incurred by a Group company to finance a contract where a part of the price receivable under the contract by that or another Group company is guaranteed or insured by any government, governmental agency or body or by a person (not being a Group Company) carrying on the business of providing credit insurance up to an amount equal to that part of the price which is guaranteed or insured;

(D) a proportionate amount of the borrowings of a Group company which is not a wholly-owned subsidiary of the Company corresponding to the minority or outside interest in it; and

(E) borrowings of an undertaking which was not a subsidiary undertaking at the date of the relevant balance sheet, to the extent that those borrowings were outstanding on the date when it became a Group company and borrowings of any person other than a Group company which were secured by any mortgage or other security over an asset acquired by a Group company and which were outstanding on the date of the acquisition, but only until six months after the date on which the undertaking became a subsidiary undertaking or the asset was acquired; and

(c) **cash deposited** means an amount equal to the aggregate for the time being of all cash deposits with any bank or other person (not being a Group company), (whether on current account or otherwise), the realisable value of certificates of governments and companies or other readily realisable deposits owned by any Group company except that in the case of any such items owned by a Group company which is not a wholly-owned subsidiary of the Company, there shall be excluded a proportionate amount of those items corresponding to the minority or outside interests in it;

(d) **Group** means the Company and its subsidiary undertakings for the time being;

(e) **Group company** means any undertaking in the Group; and

(f) **relevant balance sheet** means most recent audited consolidated balance sheet of the Group at the relevant time.

85.4 For the purposes of any calculation under this article:

(a) a borrowing denominated or repayable, in a currency other than sterling shall be translated into sterling:

(i) at the London exchange rate for the date as at which the calculation is being made; or

(ii) if it would result in a lower figure, at the London exchange rate on the date of the relevant balance sheet,

and for this purpose the **London exchange rate** for any date is the spot rate of exchange, quoted at or about 11.00 a.m. on the business day before that date by a first class bank in London selected by the board; and

(b) where under the terms of any borrowing the amount of money that would be required to discharge its principal amount in full if it fell to be repaid (at the option of the borrower or by reason of default) on the date as at which the calculation is being made is less than the amount that would otherwise be taken into account in respect of that borrowing for the purpose of this article, the amount of the borrowing to be taken into account shall be the lesser amount.

85.5 The limit imposed under paragraph 85.2 above shall be deemed not to have been breached until the amount of borrowings has exceeded that limit for 30 consecutive days. This paragraph overrides all other provisions of this article.

85.6 A certificate or report by the Company's auditors:

(a) as to the amount of adjusted total equity or the amount of borrowings; or

(b) to the effect that the limit imposed under this article was not exceeded or breached at a particular date; or

(c) to the effect that (subject to any assumptions described in the certificate or report) the limit will not be exceeded or breached at a particular date or as a result of a particular transaction,

shall be conclusive evidence (subject to any such assumptions) as to that amount or fact.

85.7 If the Company has joint auditors, references in this article to the Company's auditors are to any of the joint auditors.

85.8 No lender or other person dealing with any Group company need enquire whether the limit imposed under paragraph 85.2 above has been or will be complied with.

85.9 A borrowing or security resulting in a breach of the limit shall not be void nor shall it be voidable at the instance of the Company or any other Group company.

DELEGATION OF BOARD'S POWERS

86. Delegation to individual directors

The board may entrust to and confer upon any director any of its powers, authorities and discretions (with power to sub-delegate) on such terms and conditions as it thinks fit and may revoke or vary all or any of them, but no person dealing in good faith shall be affected by any revocation or variation.

87. Committees

87.1 The board may delegate any of its powers, authorities and discretions (with power to sub-delegate) to any committee consisting of such person or persons (whether directors or not) as it thinks fit, provided that the majority of the members of the committee are directors and that no meeting of the committee shall be quorate for the purpose of exercising any of its powers, authorities or discretions unless a majority of those present are directors. The board may make any such delegation on such terms and conditions as it thinks fit and may revoke or vary any such delegation and discharge any committee wholly or in part, but no person dealing in good faith shall be affected by any revocation or variation. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations that may be imposed on it by the board.

87.2 The proceedings of a committee with two or more members shall be governed by any regulations imposed on it by the board and (subject to such regulations) by the provisions of these articles regulating the proceedings of the board so far as they are capable of applying.

88. Local managers

The board may provide for the management and transaction of the affairs of the Company in or from any specified locality, whether in the United Kingdom or elsewhere, in such manner as it thinks fit, and the provisions contained in Articles 89 and 90 shall be without prejudice to the general powers conferred by this article.

89. Local boards

89.1 The board may establish any local or divisional board or agency for managing any of the affairs of the Company whether in the United Kingdom or elsewhere and may appoint any persons to be members of a local or divisional board, or to be managers or agents, and may fix their remuneration.

89.2 The board may delegate to any local or divisional board, manager or agent any of its powers, authorities and discretions (with power to sub-delegate) and may authorise the members of any local or divisional board or any of them to fill any vacancies and to act notwithstanding vacancies.

89.3 Any appointment or delegation under this article may be made on such terms and subject to such conditions as the board thinks fit and the board may remove any person so appointed, and may revoke or vary any delegation, but no person dealing in good faith shall be affected by the revocation or variation.

90. Powers of attorney

The board may by power of attorney or otherwise appoint any person to be the agent of the Company on such terms (including terms as to remuneration) as it may decide and may delegate to any person so appointed any of its powers, authorities and discretions (with power to sub-delegate). A power of attorney may contain provisions for the protection and convenience of persons dealing with the attorney as the board may think fit. The board may remove any person appointed under this article and may revoke or vary the delegation, but no person dealing in good faith shall be affected by the revocation or variation.

DIRECTORS' INTERESTS

91. Directors' interests and voting

91.1 Subject to the provisions of the Statutes a director shall not be disqualified by his office from entering into any contract with the Company, either with regard to his tenure of any office or position in the management, administration or conduct of the business of the Company or as vendor, purchaser or otherwise. Subject to the interest of the director being duly declared, a contract entered into by or on behalf of the Company in which any director is in any way interested shall not be liable to be avoided, nor shall any director so interested be liable to account to the Company for any benefit resulting from the contract, by reason of the director holding that office or of the fiduciary relationship established by his holding that office.

91.2 A director may hold any other office or place of profit with the Company (except that of auditor) in conjunction with his office of director for such period (subject to the provisions of the Statutes) and upon such terms as the board may decide and may be paid such extra remuneration for so doing (whether by way of salary, commission, participation in profits or otherwise) as the board may decide, either in addition to or in lieu of any remuneration under any other provision of these articles.

91.3 A director may be or become a member or director of, or hold any other office or place of profit under, or otherwise be interested in, any other company in which the Company may be interested and shall not be liable to account to the Company for any benefit received by him as a member or director of, or holder of any other office or place of profit under, or his other interest in, that company.

91.4 The board may cause the voting rights conferred by the shares in any other company held or owned by the Company or exercisable by them as directors of that other company to be exercised in such manner in all respects as it thinks fit (including the exercise of voting rights in favour of any resolution appointing the directors or any of them as directors or officers of the other company or voting or providing for the payment of any benefit to the directors or officers of the other company).

91.5 A director may act by himself or his firm in a professional capacity for the Company (except as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

91.6 The board may purchase and maintain for or for the benefit of any person who holds or has at any time held a relevant office insurance against any liability incurred by him in respect of any act or omission in the actual or purported discharge of his duties or in the exercise or purported exercise of his powers or otherwise in relation to his holding of a relevant office; and for this purpose **relevant office** means that of director, officer, employee or auditor in relation to the Company or any company which is or was a subsidiary undertaking of or associated with the Company or any predecessor in business of the Company or any such subsidiary undertaking or associated company, or that of trustee of any pension fund or retirement, death or disability scheme for the benefit of any employee of the Company or any such subsidiary undertaking or associated company.

91.7 A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract with the Company shall declare the nature of his interest at the board meeting at which the question of entering into the contract is first taken into consideration, if he knows his interest then exists, or in any other case at the first board meeting after he knows that he is or has become so interested. For the purposes of this article, a general notice given to the board by a director to the effect that:

(a) he is a member of a specified company or firm and is to be regarded as interested in any other contract which may after the date of the notice be made with that company or firm; or

(b) he is to be regarded as interested in any contract which may after the date of the notice be made with a specified person who is connected with him, shall be deemed to be a sufficient declaration of interest under this article in relation to any such contract but no such notice shall be effective unless either it is given at a board meeting or the director takes reasonable steps to secure that it is brought up and read at the next board meeting after it is given.

91.8 A director shall not vote (or be counted in the quorum at a meeting) in respect of any resolution concerning his own appointment (including fixing or varying its terms), or the termination of his own appointment, as the holder of any office or place of profit with the Company or any other company in which the Company is interested but, where proposals are under consideration concerning the appointment (including fixing or varying its terms), or the termination of the appointment, of two or more directors to offices or places of profit with the Company or any other company in which the Company is interested, those proposals may be divided and a separate resolution may be put in relation to each director and in that case each of the directors concerned (if not otherwise debarred from voting under this article) shall be entitled to vote (and be counted in the quorum) in respect of each resolution unless it concerns his own appointment or the termination of his own appointment.

91.9 A director shall also not vote (or be counted in the quorum at a meeting) in relation to any resolution relating to any contract or arrangement or other proposal in which he has an interest which (together with any interest of any connected person of his) is to his knowledge a material interest and, if he purports to do so, his vote shall not be counted, but this prohibition shall not apply and a director may vote (and be counted in the quorum) in respect of any resolution concerning any one or more of the following matters:

(a) any contract in which he is interested by virtue of an interest in shares, debentures or other securities of the Company or otherwise in or through the Company;

(b) the giving of any guarantee, security or indemnity in respect of:

(i) money lent or obligations incurred by him or by any other person at the request of, or for the benefit of, the Company or any of its subsidiary undertakings; or

(ii) a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part (either alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(c) any issue or offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings in respect of which he is or may be entitled to participate in his capacity as a holder of any such securities or as an underwriter or sub-underwriter;

(d) any contract concerning any other company in which he and any connected persons do not to his knowledge hold an interest in shares (within the meaning of sections 198 to 211 of the Act) representing one per cent. or more of any class of the equity share capital of that company or of the voting rights available to members of that company;

(e) any arrangement for the benefit of employees of the Company or any of its subsidiary undertakings which does not accord to him any privilege or benefit not generally accorded to the employees to whom the arrangement relates;

(f) the purchase or maintenance of insurance for the benefit of directors or for the benefit of persons including directors; and

(g) indemnification (including loans made in connection with it) by the Company in relation to the performance of his duties on behalf of the Company or any of its subsidiary undertakings.

For the purposes of this paragraph a person is a **connected person** in relation to a director if that person is deemed to be connected with that director within the meaning of section 346 of the Act.

91.10 In the case of an alternate director, an interest of his appointor shall be treated as an interest of the alternate in addition to any interest which the alternate otherwise has.

91.11 If any question arises at any meeting as to the materiality of an interest of a director (other than the chairman of the meeting) or as to the entitlement of any director (other than the chairman of the meeting) to vote and the question is not resolved by his voluntarily agreeing to abstain from voting, the question shall be referred to the chairman of the meeting and his ruling in relation to the director concerned shall be final and conclusive except in a case where the nature or extent of the interest of the director concerned, so far as known to him, has not been fairly disclosed. If any question shall arise in respect of the chairman of the meeting and is not resolved by his voluntarily agreeing to abstain from voting, the question shall be decided by a resolution of the board (for which purpose the chairman shall be counted in the quorum but shall not vote on the matter) and the resolution shall be final and conclusive except in a case where the nature or extent of the interest of the chairman, so far as known to him, has not been fairly disclosed.

91.12 In this article references to a contract include references to any proposed contract and to any transaction or arrangement whether or not constituting a contract.

PROCEEDINGS OF THE BOARD

92. Board meetings

The board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. A director at any time may, and the secretary at the request of a director at any time shall, summon a board meeting.

93. Notice of board meetings

Notice of a board meeting shall be deemed to be properly given to a director if it is given to him personally or by word of mouth or sent in writing or by electronic means to him at his last known address or any other address given by him to the Company for this purpose. A director absent or intending to be absent from the United Kingdom may request the board that notices of board meetings shall during his absence be sent in writing to him (or to his alternate) at an address in the United Kingdom given by him to the Company for this purpose, but if no such request is made it shall not be necessary to give notice of a board meeting to any director who is for the time being absent from the United Kingdom. If notice is given, following request, to a director who is absent from the United Kingdom, the Company shall be under no obligation to ensure that notice is received by the director prior to the date of the board meeting. A director may waive notice of any meeting either prospectively or retrospectively.

94. Quorum

The quorum necessary for the transaction of the business of the board may be fixed by the board and, unless so fixed at any other number, shall be two. Subject to the provisions of these articles, any director who ceases to be a director at a board meeting may continue to be present and to act as a director and be counted in the quorum until the end of the board meeting if no other director objects and if otherwise a quorum of directors would not be present.

95. Chairman or deputy chairman to preside

95.1 The board may appoint a chairman and one or more deputy chairman or chairmen upon such terms as to remuneration (subject to article 78) and otherwise as it may think fit and may at any time revoke any such appointment.

95.2 The chairman, or failing him any deputy chairman (the longest in office taking precedence, if more than one is present), shall, if present and willing, preside at all board meetings but, if no chairman or deputy chairman has been appointed, or if he is not present within five minutes after the time fixed for holding the meeting or is unwilling to act as chairman of the meeting, the directors present shall choose one of their number to act as chairman of the meeting.

96. Competence of board meetings

A board meeting at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the board.

97. Voting

Questions arising at any board meeting shall be determined by a majority of votes. In the case of an equality of votes the chairman of the meeting shall have a second or casting vote.

98. Telephone board meetings

98.1 A board meeting may consist of a conference between directors some or all of whom are in different places provided that each director may participate in the business of the meeting whether directly, by telephone or by any other electronic means which enables him:

(a) to hear each of the other participating directors addressing the meeting; and

(b) if he so wishes, to address all of the other participating directors simultaneously.

98.2 A quorum is deemed to be present if at least the number of directors required to form a quorum, subject to the provisions of article 83, may participate in the manner specified above in the business of the meeting.

98.3 A board meeting held in this way is deemed to take place at the place where the largest group of participating directors is assembled or, if no such group is readily identifiable, at the place from where the chairman of the meeting participates.

99. Resolutions without meetings

A resolution which is signed or approved by all the directors entitled to vote on that resolution shall be as valid and effective as if it had been passed at a board meeting duly called and constituted. The resolution may be contained in one document or electronic communication or in several documents or electronic communications in like form, each signed or approved by one or more of the directors concerned. For the purpose of this article:

(a) the signature or approval of an alternate director (if any) shall suffice in place of the signature of the director appointing him; and

(b) the approval of a director or alternate director must be given in writing or by electronic means.

100. Validity of acts of directors in spite of formal defect

All acts bona fide done by a meeting of the board, or of a committee, or by any person acting as a director or a member of a committee, shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the board or committee or of the person so acting, or that they or any of them were disqualified or had vacated office or were not entitled to vote, be as valid as if every such person had been duly appointed and qualified to be a director and had continued to be a director or member of the committee and had been entitled to vote.

101. Minutes

The board shall cause minutes to be made in books kept for the purpose:

(a) of all appointments of officers made by the board;

(b) of the names of all the directors present at each meeting of the board and of any committee; and

(c) of all resolutions and proceedings of all meetings of the Company and of any class of members, and of the board and of any committee.

SECRETARY

102. Secretary

102.1 The secretary shall be appointed by the board for such term, at such remuneration and on such conditions as it thinks fit, and the board may remove from office any person so appointed (without prejudice to any claim for damages for breach of any contract between him and the Company).

102.2 Any provision of the Statutes or these articles required or authorised to be done by the secretary may, if the office is vacant or there is for any other reason no secretary capable of acting, be done by or to any assistant or deputy secretary or, if there is no assistant or deputy secretary capable of acting, by or to any officer of the Company authorised generally or specifically in that behalf by the board.

SEAL

103. Seal

103.1 The Company may exercise the powers conferred by the Statutes with regard to having official seals and those powers shall be vested in the board.

103.2 The board shall provide for the safe custody of every seal of the Company.

103.3 A seal shall be used only by the authority of the board or a duly authorised committee but that authority may consist of an instruction or approval given in writing or by electronic means by a majority of the directors or of the members of a duly authorised committee.

103.4 The board may determine who shall sign any instrument to which a seal is applied, either generally or in relation to a particular instrument or type of instrument, and may also determine, either generally or in any particular case, that such signatures shall be dispensed with.

103.5 Unless otherwise decided by the board:

(a) certificates for shares, debentures or other securities of the Company issued under seal need not be signed; and

(b) every other instrument to which a seal is applied shall be signed by at least one director and the secretary or by at least two directors.

103.6 The Company may have an official seal for use abroad under the provisions of the Statutes, where and as the board shall determine, and the Company may by writing under the common seal appoint any agent or committee abroad to be the duly authorised agent of the Company for the purpose of the affixing and using such official seal and may impose such restrictions on the use of it as the board may think fit.

DIVIDENDS

104. Declaration of dividends by the Company

The Company may, by ordinary resolution, declare a dividend to be paid to the members, according to their respective rights and interests in the profits, and may fix the time for payment of such dividend, but no dividend shall exceed the amount recommended by the board.

105. Fixed and interim dividends

The board may pay such interim dividends as appear to the board to be justified by the financial position of the Company and may also pay any dividend payable at a fixed rate at intervals settled by the board whenever the financial position of the Company, in the opinion of the board, justifies its payment. If the board acts in good faith, none of the directors shall incur any liability to the holders of shares conferring preferred rights for any loss such holders may suffer in consequence of the payment of an interim dividend on any shares having non-preferred or deferred rights.

106. Calculation and currency of dividends

106.1 Except insofar as the rights attaching to, or the terms of issue of, any share otherwise provide:

(a) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for the purposes of this article as paid up on the share;

(b) all dividends shall be apportioned and paid *pro rata* according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; and

(c) dividends may be declared or paid in any currency.

106.2 The board may agree with any member that dividends which may at any time or from time to time be declared or become due on his shares in one currency shall be paid or satisfied in another, and may agree the basis of conversion to be applied and how and when the amount to be paid in the other currency shall be calculated and paid and for the Company or any other person to bear any costs involved.

107. Method of payment

107.1 The Company may pay any dividend or other sum payable in respect of a share:

(a) by cheque or dividend warrant payable to the holder (or, in the case of joint holders, the holder whose name stands first in the register in respect of the relevant share) or to such other person as the holder (or, in the case of joint holders, all the joint holders) may notify to the Company for the purpose; or

(b) by a bank or other funds transfer system or by such other electronic means (including, for the avoidance of doubt, in respect of shares in uncertificated form, by means of a relevant system (subject always to the facilities and requirements of the relevant system)) concerned to such account as the holder (or, in the case of joint holders, all the joint holders) may notify to the Company for the purpose; or

(c) in such other way as may be agreed between the Company and the holder (or, in the case of joint holders, all such holders).

107.2 Any such cheque or dividend warrant may be sent by post to the registered address of the holder (or, in the case of joint holders, to the registered address of that person whose name stands first in the register in respect of the relevant share) or to such other address as the holder (or, in the case of joint holders, all the joint holders) may notify to the Company for the purpose.

107.3 Every cheque or warrant is sent, and payment in any other way is made (including, for the avoidance of doubt, by means of a relevant system), at the risk of the person or persons entitled to it and the Company will not be responsible for any sum lost or delayed when it has sent or transmitted the sum in accordance with these articles. Clearance of a cheque or warrant or transmission of funds through a bank or other funds transfer system or by such other electronic means as is permitted by these articles (including, for the avoidance of doubt, in respect of shares in uncertificated form, payment by means of the relevant system concerned) shall be a good discharge to the Company.

107.4 Any joint holder or other person jointly entitled to any share may give an effective receipt for any dividend or other sum paid in respect of the share.

107.5 Any dividend or other sum payable in respect of any share may be paid to a person or persons entitled by transmission to that share as if he or they were the holder or joint holders of that share and his address (or the address of the first named of two or more persons jointly entitled) noted in the register were the registered address.

108. *Dividends not to bear interest*

No dividend or other moneys payable by the Company on or in respect of any share shall bear interest as against the Company unless otherwise provided by the rights attached to the share.

109. **Calls or debts may be deducted from dividends**

109.1 The board may deduct from any dividend or other moneys payable to any person (either alone or jointly with another) on or in respect of a share all such sums as may be due from him (either alone or jointly with another) to the Company on account of calls or otherwise in relation to shares of the Company.

109.2 The board may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien, and may apply the dividend or other moneys payable in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

110. **Unclaimed dividends etc**

All unclaimed dividends, interest or other sums payable may be invested or otherwise made use of by the board for the benefit of the Company until claimed. All dividends unclaimed for a period of twelve years after having become due for payment shall be forfeited and cease to remain owing by the Company. The payment of any unclaimed dividend, interest or other sum payable by the Company on or in respect of any share into a separate account shall not constitute the Company a trustee in respect of it.

111. **Uncashed dividends**

If a payment for a dividend or other sum payable in respect of a share sent by the Company to the person entitled to it in accordance with these articles is left uncashed or is returned to the Company and, after reasonable enquiries, the Company is unable to establish any new address or, with respect to a payment to be made by a funds transfer system, a new account, for that person or if such a cheque, warrant or order is left uncashed or returned to the Company on two consecutive occasions, the Company shall not be obliged to send any dividends or other sums payable in respect of that share due to that person until he notifies the Company of an address or, where the payment is to be made by a funds transfer system, details of the account, to be used for the purpose.

112. **Dividends *in specie***

112.1 With the authority of an ordinary resolution of the Company and on the recommendation of the board payment of any dividend may be satisfied wholly or in part by the distribution of specific assets and in particular of paid up shares or debentures of any other company.

112.2 Where any difficulty arises with the distribution, the board may settle the difficulty as it thinks fit and, in particular, may issue fractional certificates (or ignore fractions), fix the value for distribution of the specific assets or any part of them, determine that cash payments be made to any members on the basis of the value so fixed in order to secure equality of distribution and vest any of the specific assets in trustees on such trusts for the persons entitled to the dividend as the board may think fit and no valuation, adjustment or arrangement made in accordance with this article shall be questioned by any member.

113. **Scrip dividends**

113.1 The board may, if authorised by an ordinary resolution of the Company, offer any holders of ordinary shares the right to elect to receive further ordinary shares, credited as fully paid, instead of cash in respect of all (or some part) of any dividend specified by the ordinary resolution (a **scrip dividend**) in accordance with the following provisions of this article.

113.2 The ordinary resolution may specify a particular dividend (whether or not already declared) or may specify all or any dividends declared within a specified period, but such period may not end later than five years after the date of the meeting at which the ordinary resolution is passed.

113.3 The basis of allotment shall be decided by the board so that, as nearly as may be considered convenient, the value of the further ordinary shares, including any fractional entitlement, is equal to the amount of the cash dividend which would otherwise have been paid (disregarding the amount of any associated tax credit).

113.4 For the purposes of paragraph 113.3 above the value of the further ordinary shares shall be calculated by reference to the middle-market quotation for a fully paid ordinary share, adjusted if necessary for the proposed dividend, as shown in the London Stock Exchange Daily Official *List*, for the five business days immediately preceding or following the announcement of the cash dividend to which the scrip dividend relates, as the board may decide.

113.5 The board shall give notice to the ordinary shareholders of their rights of election in respect of the scrip dividend and shall specify the procedure to be followed in order to make an election.

113.6 The dividend or that part of it in respect of which an election for the scrip dividend is made shall not be paid and instead further ordinary shares shall be allotted in accordance with elections duly made and the board shall capitalise a sum equal to the aggregate nominal amount of the shares to be allotted out of such sums available for the purpose as the board may consider appropriate.

113.7 The further ordinary shares so allotted shall rank *pari passu* in all respects with the fully paid ordinary shares then in issue except as regards participation in the relevant dividend.

113.8 The board may decide that the right to elect for any scrip dividend shall not be made available to shareholders resident in any territory where, in the opinion of the board, compliance with local laws or regulations would be unduly onerous.

113.9 The board may do all acts and things as it considers necessary or expedient to give effect to the provisions of a scrip dividend election and the issue of any ordinary shares in accordance with the provisions of this article, and may make such provisions as it thinks fit for the case of shares becoming distributable in fractions (including provisions under which, in whole or in part, the benefit of fractional entitlements accrues to the Company rather than to the members concerned).

113.10 The board may from time to time establish or vary a procedure for election mandates, under which a holder of ordinary shares may, in respect of any future dividends for which a right of election pursuant to this article is offered, elect to receive ordinary shares in lieu of such dividend on the terms of such mandate.

113.11 The board shall not make a scrip dividend available unless the Company has sufficient unissued shares and undistributed profits or reserves to give effect to elections which could be made to receive that scrip dividend.

CAPITALISATION OF RESERVES

114. Capitalisation of reserves

114.1 The board may, with the authority of an ordinary resolution of the Company:

(a) resolve to capitalise any sum standing to the credit of any reserve account of the Company (including share premium account and capital redemption reserve) or any sum standing to the credit of profit and loss account not required for the payment of any preferential dividend (whether or not it is available for distribution); and

(b) appropriate that sum as capital to the holders of ordinary shares in proportion to the nominal amount of the ordinary share capital held by them respectively and apply that sum on their behalf in paying up in full any unissued shares or debentures of the Company of a nominal amount equal to that sum and allot the shares or debentures credited as fully paid to those members, or as they may direct, in those proportions or in paying up the whole or part of any amounts which are unpaid in respect of any issued shares in the Company held by them respectively, or otherwise deal with such sum as directed by the resolution provided that the share premium account and the capital redemption reserve and any sum not available for distribution in accordance with the Statutes may only be applied in paying up unissued shares to be allotted credited as fully paid up.

114.2 Where any difficulty arises in respect of any distribution of any capitalised reserve or other sum, the board may settle the difficulty as it thinks fit and in particular may make such provisions as it thinks fit in the case of shares or debentures becoming distributable in fractions (including provisions under which, in whole or in part, the benefit of fractional entitlements accrues to the Company rather than the members concerned) or ignore fractions and may fix the value for distribution of any fully paid up shares or debentures and may determine that cash payments be made to any members on the basis of the value so fixed in order to secure equality of distribution, and may vest any shares or debentures in trustees upon such trusts for the persons entitled to share in the distribution as the board may think fit.

114.3 The board may also authorise any person to sign on behalf of the persons entitled to share in the distribution a contract for the acceptance by those persons of the shares or debentures to be allotted to them credited as fully paid under a capitalisation and any such contract shall be binding on all those persons.

115. Capitalisation of reserves - employees' share schemes

115.1 This article (which is without prejudice to the generality of the provisions of the immediately preceding article) applies:

(a) where a person is granted pursuant to an employees' share scheme a right to subscribe for shares in the Company in cash at a subscription price less than their nominal value; and

(b) where, pursuant to an employees' share scheme, the terms on which any person is entitled to subscribe in cash for shares in the Company are adjusted as a result of a capitalisation issue, rights issue or other variation of capital so that the subscription price is less than their nominal value.

115.2 In any such case the board:

(a) shall transfer to a reserve account a sum equal to the deficiency between the subscription price and the nominal value of the shares (the **cash deficiency**) from the profits or reserves of the Company which are available for distribution and not required for the payment of any preferential dividend; and

(b) (subject to paragraph 115.4 below) shall not apply that reserve account for any purpose other than paying up the cash deficiency upon the allotment of those shares.

115.3 Whenever the Company is required to allot shares pursuant to such a right to subscribe, the board shall (subject to the Statutes) appropriate to capital out of the reserve account an amount equal to the cash deficiency applicable to those shares, apply that amount in paying up the deficiency on the nominal value of those shares and allot those shares credited as fully paid to the person entitled to them.

115.4 If any person ceases to be entitled to subscribe for shares as described above, the restrictions on the reserve account shall cease to apply in relation to such part of the account as is equal to the amount of the cash deficiency applicable to those shares.

115.5 No right shall be granted under any employees' share scheme under subparagraph 115.1(a) above and no adjustment shall be made as mentioned in subparagraph 115.1(b) above unless there are sufficient profits or reserves of the Company available for distribution and not required for the payment of any preferential dividend to permit the transfer to a reserve account in accordance with this article of an amount sufficient to pay up the cash deficiency applicable to the shares concerned.

RECORD DATES

116. Fixing of record dates

116.1 Notwithstanding any other provision of these articles, but without prejudice to any rights attached to any shares, the Company or the board may fix a date as the record date by reference to which a dividend will be declared or paid or a distribution, allotment or issue made, and that date may be before, on or after the date on which the dividend, distribution, allotment or issue is declared, paid or made.

116.2 In the absence of a record date being fixed, entitlement to any dividend, distribution, allotment or issue shall be determined by reference to the date on which the dividend is declared or the distribution, allotment or issue is made.

ACCOUNTS

117. Accounting records

117.1 The board shall cause accounting records of the Company to be kept in accordance with the provisions of the Statutes.

117.2 No member (as such) shall have any right of inspecting any account, book or document of the Company, except as conferred by law or authorised by the board or by any ordinary resolution of the Company.

117.3 The Company may send summary financial statements to members instead of copies of its full accounts and reports.

NOTICES

118. Form of notices

118.1 Except where otherwise expressly stated, any notice to be given to or by any person under these articles shall be in writing or, to the extent permitted by the Statutes and subject to paragraph 118.2, contained in an electronic communication.

118.2 The board may from time to time specify the form and manner in which a notice may be given to the Company by electronic means, including one or more addresses for the receipt of an electronic communication, and may prescribe such procedures as it thinks fit for verifying the authenticity or integrity of any such electronic communication. A notice may be given to the Company by electronic means only if it is given in accordance with the requirements specified by the board.

119. Manner of giving notices

119.1 A notice in writing, document or other communication may be given to served by the Company to any member either personally or by sending it through the post addressed to the member at his registered address or by leaving it at that address addressed to the member or by any other means authorised by the member concerned.

119.2 Subject to the Statutes, a notice, document or other communication may be given by the Company to any member by electronic means to such address as may from time to time be authorised by the member concerned or by publishing it on a web site and notifying the member concerned, in such manner as he may from time to time authorise, that it has been so published.

119.3 In the case of joint holders of a share, any notice, document or other communication given or served by the Company in any manner permitted by these articles to the joint holder who is named first in the register in respect of the joint holding shall be deemed to be given to all other holders of the share.

119.4 A member whose registered address is not within the United Kingdom and who gives to the Company an address within the United Kingdom at which notices may be given to him shall be entitled to have notices given to him at that address but, unless he does so, shall not be entitled to receive any notice from the Company.

120. Notice by advertisement

If at any time by reason of the suspension or curtailment of postal services within the United Kingdom the Company is unable effectively to convene a general meeting by notices sent through the post, a general meeting may be convened by a notice advertised in at least one national newspaper. In any such case the Company shall send confirmatory copies of the notice by post to those members to whom notice cannot be given by electronic means if at least six clear days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

121. When notice is deemed given

121.1 Any notice in writing, document or other communication if sent by first class post, shall be deemed to have been given on the day following that on which the envelope containing it is put into the post, or, if sent by second class post, shall be deemed to have been given on the second day following that on which the envelope containing it is put into the post and in proving that a notice, document or other communication has been given it shall be sufficient to prove that the letter, envelope or wrapper containing the notice, document or other communication was properly addressed, prepaid and put into the post.

121.2 Any notice in writing, document or other communication not sent by post but left at a registered address or address at which a notice, document or other communication may be given shall be deemed to have been given on the day it was so left.

121.3 Any notice, document or other communication, if sent by electronic means (including through any relevant system), shall be deemed to have been given on the day following that on which the electronic communication was sent by or on behalf of the Company.

121.4 Where notice is given by way of newspaper advertisement, such notice shall be deemed to have been given to each member or person entitled to receive it at noon on the day when the advertisement appears or, if it appears on different days, at noon on the first of the days when it appears.

121.5 A member present, either in person or by proxy, at any meeting of the Company or class of members of the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which the meeting was convened.

121.6 Every person who becomes entitled to a share shall be bound by every notice (other than a notice in accordance with section 212 of the Act) in respect of that share which before his name is entered in the register was given to the person from whom he derives his title to the share.

122. Record date for giving notices

122.1 For the purposes of giving notices of meetings, documents or other communications, whether under section 370(2) of the Act, any other Statute, a provision in these articles or any other instrument, the Company may determine that persons entitled to receive such notices, documents or other communications are those persons entered on the register at the close of business on a day determined by it.

122.2 The day determined by the Company under paragraph 122.1 above may not be more than 15 days before the day that the notice of the meeting, document or other communication is given.

123. Notice to person entitled by transmission

Where a person is entitled by transmission to a share, any notice or other communication shall be given to him, as if he were the holder of that share and his address noted in the register were his registered address. In any other case, any notice or other communication given to any member pursuant to these articles shall, notwithstanding that the member is then dead or bankrupt or that any other event giving rise to the transmission of the share by operation of law has occurred and whether or not the Company has notice of the death, bankruptcy or other event, be deemed to have been properly given in respect of any share registered in the name of that member as sole or joint holder.

DESTRUCTION OF DOCUMENTS

124. Destruction of documents

124.1 The board may authorise or arrange the destruction of documents held by the Company as follows:

(a) at any time after the expiration of six years from the date of registration, all instruments of transfer of shares and all other documents transferring or purporting to transfer shares or representing or purporting to represent the right to be registered as the holder of shares on the faith of which entries have been made in the register;

(b) at any time after the expiration of one year from the date of cancellation, all registered share certificates which have been cancelled;

(c) at any time after the expiration of two years from the date of recording them, all dividend mandates and notifications of change of address; and

(d) at any time after the expiration of one year from the date of actual payment, all paid dividend warrants and cheques.

124.2 It shall conclusively be presumed in favour of the Company that:

(a) every entry in the register purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made;

(b) every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered;

(c) every share certificate so destroyed was a valid certificate duly and properly cancelled;

(d) every other document mentioned in paragraph 124.1 above so destroyed was a valid and effective document in accordance with the particulars of it recorded in the books and records of the Company; and

(e) every paid dividend warrant and cheque so destroyed was duly paid.

124.3 The provisions of paragraph 124.2 above shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant.

124.4 Nothing in this article shall be construed as imposing on the Company or the board any liability in respect of the destruction of any document earlier than as stated in paragraph 124.1 above or in any other circumstances in which liability would not attach to the Company or the board in the absence of this article.

124.5 References in this article to the destruction of any document include references to its disposal in any manner.

WINDING UP

125. Powers to distribute *in specie*

If the Company is in liquidation, the liquidator may, with the authority of an extraordinary resolution of the Company and any other authority required by the Statutes:

(a) divide among the members *in specie* the whole or any part of the assets of the Company and, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members; or

(b) vest the whole or any part of the assets in trustees upon such trusts for the benefit of members as the liquidator, with the like authority, shall think fit but no member shall be compelled to accept any assets upon which there is any liability.

INDEMNITY

126. Indemnity of officers

Except to the extent prohibited or restricted by the Statutes, but without prejudice to any indemnity to which a director or other officer may otherwise be entitled, every director or other officer (excluding an auditor) of the Company may be indemnified out of the assets of the Company against all liabilities incurred by him in the actual or purported execution or discharge of his duties or the exercise or purported exercise of his powers or otherwise in relation to or in connection with his duties, powers or office.

UPDATE TO ANNEX A, ITEM 3

FILE NO. 82-34736

Bulk.

RECEIVED

058779/15

2007 JUN -5 A 6:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House — for the record —

Company Name
THE SAGE GROUP PLC.

363s Annual Return

Company Type
Public Limited Company

Company Number
2231246
Information extracted from Companies House records on **8th March 2007**

> Please check the details printed in the **"Current details"** column
> If any details are wrong, strike them through and write the correct details in the **"Amended details"** colu[mn]
> Please complete in black ink a[nd]

SATURDAY

ABFYUOIY
A20 07/04/2007 122
COMPANIES HOUSE

Section 1: Company details

Ref 2231246/09/28

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column*	**North Park** **Newcastle Upon Tyne** **NE13 9AA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column* > *Please enter additional principal activity code(s) in "Amended details" column See notes for guidance for list of activity codes*	**SIC Code** **Description** **7415** **Holding companies incl head offices**	**SIC CODE** **Description**

12/06

Company Number - 2231246

Section 2: Details of Officers of the Company

	Current details	Amended details
> Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Company Secretary must be notified on form 288a*	**Name** Michael John ROBINSON **Address** Bowes Hall Bowes Barnard Castle County Durham DL12 9HU	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address UK Postcode Date of change __ / __ / ____ Date Michael John ROBINSON ceased to be secretary (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Director must be notified on form 288a*	**Name** Guy Serge BERRUYER **Address** 30 Rue Louis Pasteur Boulogne 92100 France **Date of birth** 12/08/1951 **Nationality** French **Occupation** Chief Executive Sage France Sa	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Guy Serge BERRUYER ceased to be director (if applicable) __ / __ / ____

FILE NO. 82-34736

Company Number - 2231246

Section 2 Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Director must be notified on form 288a*	**Name** **David Hugh CLAYTON** **Address** **Fairhaven** **19 Peaks Hill** **Purley** **Surrey** **CR8 3JG** **Date of birth** **19/01/1957** **Nationality** **British** **Occupation** **Consultant**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date David Hugh CLAYTON ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Director must be notified on form 288a*	**Name** **Paul Scott HARRISON** **Address** **32 High Street** **Gosforth** **Newcastle Upon Tyne** **NE3 1LX** **Date of birth** **24/06/1964** **Nationality** **British** **Occupation** **Chartered Accountant**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Paul Scott HARRISON ceased to be director (if applicable) __ / __ / ____

Company Number - 2231246

Section 2 Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Director must be notified on form 288a*	**Name** **Anthony John HOBSON BA MBA FCA** **Address** **Thatch End The Warren** **East Horsley** **Surrey** **KT24 5RH** **Date of birth** 23/07/1947 **Nationality** British **Occupation** Company Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Anthony John HOBSON BA MBA FCA ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Director must be notified on form 288a*	**Name** **Sir Julian Michael HORN-SMITH MSC BSC(ECON)** This is a service address for the beneficiary of a Confidentiality Order **Address** **25 Gresham Street** **London** **EC2V 7HN** **Date of birth** 14/12/1948 **Nationality** British **Occupation** Company Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Sir Julian Michael HORN-SMITH MSC BSC(ECON) ceased to be director (if applicable) __ / __ / ____

Company Number - 2231248

Section 2 Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Director must be notified on form 288a*	**Name** Tamara INGRAM **Address** Middle House No 12 Highbury Place London N5 1QZ **Date of birth** 01/10/1960 **Nationality** British **Occupation** Company Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Tamara INGRAM ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Director must be notified on form 288a*	**Name** Timothy Charles William INGRAM MBA FCIB **Address** 6 Ranelagh Avenue London SW6 3PJ **Date of birth** 18/06/1947 **Nationality** British **Occupation** Company Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Timothy Charles William INGRAM MBA FCIB ceased to be director (if applicable) __ / __ / ____

Company Number - 2231246

Section 2 Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Director must be notified on form 288a*	**Name** **Ruth MARKLAND** **Address** **Goudie's Farm** **Lower Hamswell** **Bath** **Avon** **BA1 9DE** **Date of birth** 07/02/1953 **Nationality** British **Occupation** Company Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Ruth MARKLAND ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Director must be notified on form 288a*	**Name** **Paul Lancelot STOBART** **Address** **The Old Mill** **Dalton** **Northumberland** **NE18 0AX** **Date of birth** 31/05/1957 **Nationality** British **Occupation** Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Paul Lancelot STOBART ceased to be director (if applicable) __ / __ / ____

Company Number - 2231246

Section 2 Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Director must be notified on form 288a*	Name Ronald VERNI Address 280 Trimble Crest Drive Ne Atlanta Georgia 30342 Usa Date of birth 09/08/1948 Nationality American Occupation Chief Executive Officer	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Ronald VERNI ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Director must be notified on form 288a*	Name Paul WALKER Address 5 Elmfield Park Gosforth Newcastle Upon Tyne Tyne & Wear NE3 4UX Date of birth 17/05/1957 Nationality British Occupation Company Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Paul WALKER ceased to be director (if applicable) __ / __ / ____

Company Number - 2231246

Section 3: Share Capital

(C)

Issued share capital details

> *Please fill in the details of total share capital by class (eg ordinary, preference etc) that has been issued to the company's shareholders*

Class of Share	Number of shares issued	Aggregate Nominal Value of issued shares
ORDINARY 1p.	1,300,965,905	£13,009,659.05

> *Please fill in the total number of issued shares and their total nominal value*

Number of shares issued: 1,300,965,905

Aggregate Nominal Value of issued shares: £13,009,659.05

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed

The last full list of members was received on 14/03/2006

> **REMEMBER:**
> *Changes to shareholder particulars or details of shares transferred to be completed each year*
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

Company Number - 2231246

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company

> Please copy this page if there is not enough space to enter all the company's current shareholders

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (if appropriate)	Date of registration of transfer (if appropriate)
Name Address UK Postcode	SEE ENCLOSED CD		
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - 2231246

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return Also, please give the dates that their shares were transferred

> Please copy this page if there is not enough space to enter all the company's former shareholders

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Company Number - 2231248

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below

> If you want to change the made up date of this annual return, please complete 2 below

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below) I enclose the filing fee of £30 ✓

Signature [signature] (~~Director~~ / Secretary)

Date 21 / 03 / 2007

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below

2. Date of this return

☐ This AR is made up to ***14/3/2007*** ✓

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **14th March 2008** please give the new date here

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

Contact Name: CLAIRE NAYLOR

Telephone number *inc code*: 0191 294 3000

Address:
THE SAGE GROUP PLC
NORTH PARK
NEWCASTLE UPON TYNE

DX number *if applicable*

DX exchange

Postcode: NE13 9AA

FORM ML8 (03/07) CDROM/FICHE

A

BULK LIST OF SHAREHOLDERS OR MEMBERS FOR COMPANY NUMBER – 2231246

A BULK LIST OF SHAREHOLDERS OR MEMBERS FOR THIS COMPANY HAS BEEN LODGED BUT DOES NOT APPEAR ON THIS ANNUAL RETURN. THE LIST WILL BE AVAILABLE ON REQUEST ON MICROFICHE OR PAPER APPROXIMATELY 10 DAYS FROM 17/04/07. TO ORDER A COPY OF THE BULK LIST ON MICROFICHE OR PAPER CALL THE NUMBERS BELOW:

COMPANIES HOUSE DIRECT CUSTOMERS PLEASE PHONE – 08457 573991

WEB CUSTOMERS PLEASE PHONE – 0870 333 3636

FILE NO. 82-34736

UPDATE TO ANNEX A, ITEMS 20 AND 42

Company No. 2231246

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

RESOLUTIONS

Of

THE SAGE GROUP PLC

(Passed on 6 March 2007)

Resolutions numbered 1 and 5 were duly passed as Ordinary Resolutions and the resolutions numbered 2 to 4 inclusive were duly passed as Special Resolutions of the Company on 6th March 2007:-

1. "That:

- subject to and in accordance with Article 6 of the Company's Articles of Association, the directors be authorised to allot relevant securities up to a maximum nominal amount of £4,314,200;
- all previous authorities under section 80 of the Companies Act 1985 shall cease to have effect and;
- this authority shall expire at the conclusion of the next Annual General Meeting of the Company."

2. "That:

- subject to and in accordance with Article 7 of the Company's Articles of Association, the directors be given power to allot equity securities for cash and that, for the purposes of paragraph 1(b) of Article 7, the nominal amount to which this power is limited is £647,140; and

- the power given to directors by this resolution be extended to sales for cash of any shares which the Company may hold as treasury shares.

3. "That the Company be and is hereby granted general and unconditional authority to make one or more market purchases (within the meaning of section 163 of the Companies Act 1985) of ordinary shares in the capital of the Company on such terms and in such manner as the directors shall determine PROVIDED THAT:

   - the maximum number of ordinary shares which may be acquired pursuant to this authority is 129,428,000 ordinary shares in the Capital of the Company;

   - this authority shall expire on 31 March 2008, or if earlier, at the conclusion of the next Annual General Meeting; and

   - the minimum price which may be paid for each such ordinary share is its nominal value and the maximum price is 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately before the purchase is made and the amount stipulated by Article 5 (1) of the Buy-back and Stabilisation Regulation 2003 (in each case exclusive of expenses)."

4. "That the Articles of Association be amended as follows:

   (i) that Article 85 be deleted in its entirety and replaced by the following:

   "85. Power to borrow money

   85.1 The board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of its undertaking, property and assets (both present and future) and uncalled capital and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or any third party.

   85.2 The board shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings (if any) so as to secure (but as regards subsidiary undertakings only so far as by such exercise it can secure) that the aggregate principal amount outstanding at any time in respect of all borrowings by the Group (exclusive of any borrowings which are owed by one Group company to another Group company) after deducting the amount of cash deposited and cash equivalents held will not, without the previous authority of the Company in general meeting, exceed:

a an amount equal to two and a half times adjusted total equity; or

b any higher limit fixed by ordinary resolution of the Company which is applicable at the relevant time.

85.3 In this article:

(a) **adjusted total equity** means the amount of total equity as shown in the relevant balance sheet but after:

(A) making such adjustments as may be appropriate in respect of:

i any variation in the amounts of the paid up share capital, the share premium account or capital redemption reserve since the date of the relevant balance sheet and so for this purpose if any proposed allotment of shares by the Company for cash has been underwritten or agreed to be subscribed then these shares shall be deemed to be allotted and the amount (including any premium) of the subscription monies payable (not being monies payable later than six months after the date of the allotment) shall be deemed to have been paid up on the date when the issue of the shares was underwritten or agreed to be subscribed (or if the underwriting or subscription agreement was conditional, the date on which it became unconditional); and

ii any undertaking which was not a subsidiary undertaking at the date of the relevant balance sheet but which would be a subsidiary undertaking if group accounts were prepared as at the relevant time (and as if such time were the end of the Company's financial year) or any undertaking which was a subsidiary undertaking but which would no longer be so if group accounts were to be so prepared at the relevant time; and

iii any variation in the interest of the Company in another Group company since the date of the relevant balance sheet.

(B) excluding minority and other outside interests in any subsidiary undertaking;

(C) adding the amount of any equity instruments deducted in arriving at the amount of total equity; and

(D) making such other adjustments (if any) as the auditors may consider appropriate or necessary and as are approved by the auditors;

(b) borrowings include the following except in so far as otherwise taken into account:

i the principal amount of any debenture (whether secured or unsecured) of a Group company;

ii the outstanding amount raised by acceptances under an acceptance credit or bills facility opened by a bank or acceptance house on behalf of or in favour of a Group company, excluding acceptances of trade bills relating to goods purchased in the ordinary course of trading;

iii the nominal amount of any share capital and the principal amount of any debenture or borrowing, the beneficial interest in which is not owned by a Group company, to the extent that their payment or repayment is the subject of a guarantee or indemnity by a Group company;

iv the principal amount of any share capital (not being equity share capital) of any subsidiary undertaking owned otherwise than by a Group company;

v any fixed or minimum premium payable on final repayment of any borrowing or deemed borrowing; and

vi any fixed amount in respect of a finance lease payable by any Group company which would be shown at the relevant time as an obligation in a balance sheet and prepared in accordance with the accounting principles used in the preparation of the relevant balance sheet and for this purpose finance lease means a contract between a lessor and a Group company as lessee or sub-lessee where substantially all the risks and rewards of the ownership of the asset leased or sub leased are to be borne by the lessee or sub-lessee,

but exclude the following:

(A) borrowings incurred by a Group company in the ordinary course of business and which are repayable on demand or at any time on seven days' notice or less or which have a fixed maturity or tenor of 35 days or less;

(B) borrowings incurred by a Group company for the purpose of repaying within six months of the borrowing all or part of any borrowings made by it or another Group company, pending their application for that purpose during that period;

(C) borrowing incurred by a Group company to finance a contract where a part of the price receivable under the contract by that or another Group company is guaranteed or insured by any government, governmental agency or body or by a person (not being a Group company) carrying on the business of providing credit insurance up to an amount equal to that part of the price which is guaranteed or insured;

(D) a proportionate amount of the borrowings of a Group company which is not a wholly-owned subsidiary of the Company corresponding to the minority or outside interest in it; and

(E) borrowings of an undertaking which was not a subsidiary undertaking at the date of the relevant balance sheet, to the extent that those borrowings were outstanding on the date when it became a Group company and borrowings of any person other than a Group company which were secured by any mortgage or other security over an asset acquired by a Group company and which were outstanding on the date of the acquisition, but only until six months after the date on which the undertaking became a subsidiary undertaking or the asset was acquired; and

(c) **cash deposited** means an amount equal to the aggregate for the time being of all cash deposits with any bank or other person (not being a Group company), (whether on current account or otherwise), the realisable value of certificates of governments and companies or other readily realisable deposits owned by any Group company except that in the case of any such items owned by a Group company which is not a wholly-owned subsidiary of the Company, there shall be excluded a proportionate amount of those items corresponding to the minority or outside interests in it;

(d) **Group** means the Company and its subsidiary undertakings for the time being;

(e) **Group company** means any undertaking in the Group; and

(f) **relevant balance sheet** means most recent audited consolidated balance sheet of the Group at the relevant time.

85.4 For the purpose of any calculation under this article:

(a) a borrowing denominated or repayable, in a currency other than sterling shall be translated into sterling: (i) at the London exchange rate for the date as at which the calculation is being made; or (ii) if it would result in a lower figure, at the London exchange rate on the date of the relevant balance sheet, and for this purpose the London exchange rate for any date is the spot rate of exchange, quoted at or about 11.00 a.m. on the

business day before that date by a first class bank in London selected by the board; and
(b) where under the terms of any borrowing the amount of money that would be required to discharge its principal amount in full if t fell to be repaid (at the option of the borrower or by reason of default) on the date as at which the to be calculation is being made is less than the amount that would otherwise be taken into account in respect of that borrowing for the purpose of this article, the amount of the borrowing taken into account shall be the lesser amount.

85.5 The limit imposed under paragraph 85.2 above shall be deemed not to have been breached until the amount of borrowings has exceeded that limit for 30 consecutive days. This paragraph overrides all other provisions of this article.

85.6 A certificate or report by the Company's auditors:

(a) as to the amount of adjusted total equity or the amount of borrowings; or

(b) to the effect that the limit imposed under this article was not exceeded or breached at a particular date; or

(c) to the effect that (subject to any assumptions described in the certificate or report) the limit will not be exceeded or breached at a particular date or as a result of a particular transaction,

shall be conclusive evidence (subject to any such assumptions) as to that amount or fact.

85.7 If the Company has joint auditors, references in this article to the Company's auditors are to any of the joint auditors.

85.8 No lender or other person dealing with any Group company need enquire whether the limit imposed under paragraph 85.2 above has been or will be complied with.

85.9 A borrowing or security resulting in a breach of the limit shall not be void nor shall it be voidable at the instance of the Company or any other Group company."

(ii) that Articles 91 be amended by the deletion of "and" at end of paragraph (e) and by the insertion of "and" at the end of paragraph (f) and the insertion of a new paragraph (g) as follows:

"(g) indemnification (including loans made in connection with it) by the Company in relation to the performance of his duties on behalf of the Company or of any of its subsidiary undertakings."

(iii) that Article 126 be deleted in its entirety and replaced by the following:

"Except to the extent prohibited or restricted by the statutes, but without prejudice to any indemnity to which a director or other office may otherwise be entitled, every director or other officer (excluding an auditor) of the Company may be indemnified out of the assets of the Company against all liabilities incurred by him in the actual or purported execution or discharge of his duties or the exercise or purported exercise of his powers or otherwise in relation to or in connection with his duties, powers or office."

5. That the Company may:

- Send or supply documents or information to members by making them available of a website for the purposes of paragraph 10(2) of Schedule 5 to the Companies Act 2006 and otherwise; and
- Use electronic means (within the meaning of the Disclosure Rules and Transparency Rules Sourcebook published by the Financial Services Authority) to convey information to members.

....
Company Secretary

Date 6 March 2007

FILE NO. 82-34736

UPDATE TO ANNEX B, ITEM 5

FILE NO. 82-34736

BLUEPRINT 2000

DSK

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	02231246
Company Name in full	The Sage Group plc

Changes of particulars form

Complete in all cases

Date of change of particulars: Day 09 Month 02 Year 2007

Name * Style / Title	* Honours etc
Forename(s)	Anthony John
Surname	Hobson
† Date of Birth (Day Month Year)	23 07 1947

Change of name *(enter new name)*

Forename(s)	
Surname	

Change of usual residential address †† *(enter new address)*

	2180 Century Way, Thorpe
Post town	Leeds
County / Region	West Yorkshire
Postcode	LS15 8ZB
Country	
Other Change *(please specify)*	

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [X]

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 26.02.2007.

(**~~director~~/ secretary/ ~~administrator/ administrative receiver/ receiver manager/ receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Claire Naylor, The Sage Group plc, North Park,
Newcastle upon Tyne, NE13 9AA
Tel 0191 294 3000.
DX number DX exchange

THURSDAY
A50VGNHU
A29 01/03/2007 744
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	08	01	2007	19	01	2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	14,620		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	171.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively) FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Brewin Nominees Limited Part ID: 092 Desig: SHAREOPT		
Address P O Box 1025 Commercial Union House	Ordinary	14,620
39 Pilgrim Street Newcastle Upon Tyne		
UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	14,620
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 31.01.2007

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/HB/E13935 Tel: 01903 833012
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	19	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	6,750	10,965	7,500
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	147.00p	171.00p	198.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively)

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 30,715
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 29.1.2007

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/E1133/OPD Tel: 01903 833570

DX number DX exchange

10
PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box.)	19	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	500	5,000	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	228.50p	258.50p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (*List joint share allotments consecutively*)

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 30,715

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 29.1.2007.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/E1133/OPD Tel: 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Page 1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	23	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,117	5,935	1,250
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	171.00p	228.50p	258.50p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (*List joint share allotments consecutively*) FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 25,558
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 31.01.2007

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/E1146/OPD Tel: 01903 833562

DX number DX exchange

10

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	23	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	13,256		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	264.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively) FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	25,558
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 31.01.2007

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/E1146/OPD Tel: 01903 833562
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	24	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	30,750	41,667	9,000
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	147.00p	171.00p	198.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Limited, Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 81,417
Name Address	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 81,417

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 2. 2. 2007.

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/OPD/E1161 Tel: 01903 833562

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	25	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,250	5,814	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	171.00p	172.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Limited, Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 7,064
Name Address	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 7,064

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 2.2.2007

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/OPD/E1168 Tel: 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-[illegible]736

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc
	Page 1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	25	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	101,621	8,000	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	134.00p	228.50p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: The Bank Of New York/ Nominees/ Limited (Part ID BO01) Address: One Piccadilly Gardens, Manchester UK Postcode M1 1RN	Ordinary	109,621
Name: Address: UK Postcode		
Name: Address: UK Postcode		
Name: Address: UK Postcode		
Name: Address: UK Postcode	TOTAL	109,621

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] **Date** 29.1.2007.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/ELA/13944 Tel: 01903 833250
DX number DX exchange

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	26	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,696		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	171.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Brewin Nominees Limited Part ID 092 Desig SHAREOPT Address PO Box 1025, Commercial Union House, 39 Pilgrim Street, Newcastle upon Tyne UK Postcode NE99 1SX	Ordinary	5,696
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 5,696

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 30.01.2004.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/AL/13972 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc
	Page 1 of 1

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	29	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,848		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	171.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited (Part ID:-092; Desig:-SHAREOPT)	Class of shares allotted	Number allotted
Address PO Box 1025, Commercial Union House,39 Pilgrim Street	Ordinary	5,848
Newcastle Upon Tyne		
UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	5,848
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] Date 31.01.2007.

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/ELA/14001 Tel: 01903 833250
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE N[illegible] 82-[illegible]736

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	29	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,193	1,187	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	171.00p	228.50p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively)

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Limited, Part ID OMKAV	Class of shares allotted	Number allotted
Address The Causeway, Worthing, West Sussex	Ordinary	3,380
UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	3,380
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 7/2/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/OPD/E1189 Tel: 01903 833562

DX number DX exchange

FILE NO. 82-34736

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	30	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	10,099	10,965	4,500
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	134.00p	171.00p	198.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively) FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Lloyds TSB Registrars Corporate Nominee Limited, Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Ordinary	18,992
Name Mrs Marie Wheeler Address 71 Alston Crescent, Sunderland, Tyne And Wear. UK Postcode SR6 8NJ	Ordinary	7,335
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	25,564

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 9.2.2007

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the *person Companies House should* contact if there is any query.

ESP-EXEC/OPD/E1194	Tel: 01903 833562
DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-04736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc
	Page 1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	31	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	29,283	10,250	11,696
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	134.00p	147.00p	171.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Brewin Nominees Limited Part ID 092 Desig SHAREOPT Address PO Box 1025, Commercial Union House, 39 Pilgrim Street Newcastle upon Tyne UK Postcode NE99 1SX	Ordinary	36,446
	Class of shares allotted	Number allotted
Name The Bank of New York Nominees Limited Part ID BO01 Address One Piccadilly Gardens, Manchester UK Postcode M1 1RN	Ordinary	29,283
	Class of shares allotted	Number allotted
Name Address UK Postcode		
	Class of shares allotted	Number allotted
Name Address UK Postcode		
	Class of shares allotted	Number allotted
Name Address UK Postcode	TOTAL	65,729

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] Date 7/2/07

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/AL/14043 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Page 2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	31	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	9,500	5,000	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	198.00p	258.50p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted Ordinary	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 7/2/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/AL/14043	Tel: 01903 833874
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	31	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	6,750	4,386	11,496
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	147.00p	171.00p	228.50p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (*List joint share allotments consecutively*) FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 43,464
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 9.2.2007

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/E1204/OPD Tel: 01903 833570

DX number DX exchange

10

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc
	Page 2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
31	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	20,832		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	264.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively) FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 43,464

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 9.2.2007.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/E1204/OPD	Tel: 01903 833570
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc
	Page 1 of 3

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
01	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	30,000	13,500	29,240
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	140.00p	147.00p	171.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees (*List joint share allotments consecutively*) FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 250,482
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed [signature] **Date** 9.2.2007

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/E1214/OPD Tel: 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc
	Page 2 of 3

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	01	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	18,125	20,000	46,000
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	198.00p	204.50p	228.50p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively) FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] Date 9.2.2007

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/E1214/OPD Tel: 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	01	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	22,727	70,890	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	264.00p	$1.73	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively) FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 250,482

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 9. 2. 2007

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/E1214/OPD	Tel: 01903 833570
DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From	To
Day	01	
Month	02	
Year	2007	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	185	29,766	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	134.00p	171.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited (Part ID – 092 Desig – SHAREOPT)	Class of shares allotted	Number allotted
Address PO Box 23440, 7 Drumsheugh Gardens, Edinburgh	Ordinary	29,951
UK Postcode EH3 7WL		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	29,951
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 7/2/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/KC/E14076 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	05	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	24,854	5,500	19,417
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	171.00p	198.00p	206.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively)

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV	Class of shares allotted	Number allotted
Address The Causeway, Worthing, West Sussex.	Ordinary	63,771
UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 14.2.2007.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/E1222/OPD	Tel: 01903 833562
DX number	DX exchange

10

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc
	Page 2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	05	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	14,000		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	228.50p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 63,771

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 14.2.2007

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/E1222/OPD	Tel: 01903 833562
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. [illegible]

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	06	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	4,663	2,924	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	134.00p	171.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively)

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Limited, Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 7,587
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 7,587

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 16/2/07

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/OPD/E1238	Tel: 01903 833570
DX number	DX exchange

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 2231246

Company name in full: The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	07	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	7,500		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	198.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively) FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Limited, Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 7,500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 7,500

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 16.2.2007.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/OPD/E1242	Tel: 01903 833570
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

1 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	07	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,681	4,500	4,386
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	264.00p	198.00p	171.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] Date 13.2.2007

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/JL/14229 Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc
	2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	07	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,731		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	134.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Desig: SHAREOPT Part ID: 092 Address PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon tyne UK Postcode	Class of shares allotted Ordinary	Number allotted 14,567
Name The Bank Of New York Nominees Limited Address One Piccadilly Gardens Manchester UK Postcode M1 1RN	Class of shares allotted Ordinary	Number allotted 3,731
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 18,298

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] Date 13.2.2007.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/JL/14229	Tel: 01903 833874
DX number	*DX exchange*

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box.)	08	02	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	6,579		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	171.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Limited, Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 6,579
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 6,579

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 16.2.2007.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/OPD/E1252 Tel: 01903 833562

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	08	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,705		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	134.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Class of shares allotted	Number allotted
Name Brewin Nominees Limited (Desig:SHAREOPT Part ID:092)		
Address PO Box 1025, Commercial Union House,	Ordinary	1,705
39 Pilgrim Street, Newcastle Upon Tyne		
UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	1,705
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 13.2.2007.

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~.

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/KC/E14257	Tel: 01903 833874
DX number	DX exchange

10
PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Page 2 of 2

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	09	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	40,000	66,477	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	204.50p	228.50p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB ***DX235* Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	176,315
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 22. 01. 2007.

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/E1259/OPD	Tel: 01903 833562
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE [illegible]

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	09	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	13,500	35,088	21,250
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	147.00p	171.00p	298.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively)

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 176,315
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] Date 22.01.2007

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/E1259/OPD	Tel: 01903 833562
DX number	DX exchange

10

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE [illegible] 88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc
	Page 2 of 2

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	09	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	40,000	66,477	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	204.50p	228.50p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (*List joint share allotments consecutively*)

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 176,315

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 22. 01. 2007.

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/E1259/OPD	Tel: 01903 833582
DX number	DX exchange

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 2231246

Company name in full: The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	13	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6,900		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	134.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name The Bank of New York Nominees Limited (Part ID:BO01)	Class of shares allotted	Number allotted
Address One Piccadilly Gardens	Ordinary	6,900
Manchester		
UK Postcode M1 1RN		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**6,900**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 16/2/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/KC/E14342 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	14	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	129,043		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	171.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Class of shares allotted	Number allotted
Name Lloyds TSB Registrars Corporate Nominee Limited, Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Ordinary	129,043
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	129,043

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 23.02.2007.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/OPD/E1285 Tel: 01903 833562

DX number DX exchange

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From			To		
	Day	Month	Year	Day	Month	Year
	14	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	87,160		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	$1.63		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Desig:SHAREOPT Part ID:092	Class of shares allotted	Number allotted
Address PO Box 1025, Commercial Union House	Ordinary	87,160
39 Pilgrim Street		
Newcastle Upon Tyne UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	87,160
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 16. 2. 2007

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/JL/14355 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	15	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	11,316	19,500	20,000
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	171.00p	198.00p	204.50p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Limited, Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 50,816
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 50,816

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed ______________ **Date** 26.02.2007

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/OPD/E1294	Tel: 01903 833562
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 2231246

Company name in full: The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	16	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	16,000		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	228.50p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Limited, Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 16,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 16,000

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 26.02.2007.

A ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/OPD/E1301	Tel: 01903 833570
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	16	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	33,580	5,000	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	134.00p	140.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name The Bank Of New York /Nominees/ Limited Part ID: BO01	Class of shares allotted	Number allotted
Address One Piccadilly Gardens	Ordinary	58,580
Manchester		
UK Postcode M1 1RN		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	58,580
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 22. 01. 2007.

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/JL/14432 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	19	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	18,655		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	134.00p	-	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name The Bank of New York Nominees Limited (Part ID:BO01)	Class of shares allotted	Number allotted
Address 1 Canada Square	Ordinary	18,655
London		
UK Postcode M1 1RN		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	18,655
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 22.01.2007.

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/KC/E14484	Tel: 01903 833874
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	19	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	35,250	7,267	28,000
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	147.00p	172.00p	228.50p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Lloyds TSB Registrars Corporate Nominee Limited, Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Ordinary	70,517
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 70,517

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 28.02.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/OPD/E1307 Tel: 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE [illegible]

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 2231246

Company name in full: The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	20	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	20,000		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	140.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

(List joint share allotments consecutively) FILE NO. 82-34736

Shareholder details	Shares and share class allotted: Class of shares allotted	Number allotted
Name Lloyds TSB Registrars Corporate Nominee Limited, Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Ordinary	20,000
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	20,000

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 28.02.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/OPD/E1311	Tel: 01903 833562
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	55,328	1,300	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	134.00p	140.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name The Bank of New York Nominees Limited (Part ID:BO01) Address 1 Canada Square, London UK Postcode E14 5AL	Class of shares allotted Ordinary	Number allotted 56,628
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 56,628

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed ______________ Date 26.02.2007

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/ KC/E14562 Tel: 01903 833874

DX number DX exchange

FILE N[illegible] 82-3[illegible]36

88(2)

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	21	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	23,392		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	171.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Limited, Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 23,392
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 23,392

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 16.3.2007

A ~~director /~~ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/OPD/E1320	Tel: 01903 833562
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	23	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	9,000		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	198.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Lloyds TSB Registrars Corporate Nominee Limited, Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Ordinary	9,000
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	9,000

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 16.3.2007

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/OPD/E1332	Tel: 01903 833570
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE N[illegible]

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	26	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	14,925	15,000	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	134.00p	171.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees (List joint share allotments consecutively)

~~FILE NO. 82-34736~~

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Limited, Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 23,000
Name Mr William Hill Address 51 Church Road East Crowthorne, Berkshire. UK Postcode RG45 7NF	Class of shares allotted Ordinary	Number allotted 6,925
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 29,925

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 16.03.2007.

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/OPD/E1345 Tel: 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO 8-3-73

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day 26	Month 01	Year 2007	Day	Month	Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	35,250	83,953	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	147.00p	171.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Limited, Part ID OMKAV	Class of shares allotted	Number allotted
Address The Causeway, Worthing, West Sussex	Ordinary	119,203
UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	119,203
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 7/2/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/OPD/E1177 Tel: 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Page 1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	27	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,924	4,000	3,000
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	171.00p	198.00p	204.50p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Class of shares allotted	Number allotted
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	Ordinary	17,924
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 16.3.2007

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/E1353/OPD Tel: 01903 833562

DX number DX exchange

10
PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc
	Page 2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box.)	From Day	From Month	From Year	To Day	To Month	To Year
	27	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	8,000		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	228.50p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 17,924

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 16.3.2007

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/E1353/OPD Tel: 01903 833562
DX number DX exchange

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	28	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,924		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	171.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Limited, Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 2,924
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2,924

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 19.03.2007.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/OPD/E1364 Tel: 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	01	03	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	197,388	22,746	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	£1.40	£1.804	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Class of shares allotted	Number allotted
Name SEE ATTACHED SCHEDULE Address UK Postcode	Ordinary	220,134
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	220,134

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 16.03.2007.

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/JW/14703 Tel: 01903 833874
DX number DX exchange

Title	FORENAMES	SURNAME	ADD1	ADD2	ADD3	Add4	Postcode	EXERCISED
Mrs	Karen	Ainley	3 Sunniside Court	Sunniside	NEWCASTLE UPON TYNE	NE16 5QE		1,317
Mr	Richard Jackson	Aird	8 Finstock Court	South Gosforth	NEWCASTLE UPON TYNE	NE3 1TR		2,108
Mr	Andrew Scott	Archer	22 St Johns Road	HEXHAM	Northd NE46 2AT			1,317
Miss	Susan	Armstrong	29 Dene Terrace Walbottle	NEWCASTLE UPON TYNE	NE15 8HX			790
Mr	Steven	Attwell	8 Ramshaw Close	Haydon Grange	NEWCASTLE UPON TYNE	NE7 7GP		6,589
Mrs	Melanie	Baker	11 North Wylam View	PRUDHOE	Northd NE42 6FD			527
Miss	Joanne	Barber	23 Leeward Quay	EASTBOURNE	East Sussex BN23 5UD			1,317
Mrs	Dorothy Kay	Barton	4 Percy Road	WHITLEY BAY	Tyne and Wear NE26 2AX			5,271
Mr	William Alexander	Beckett	27 Biddick Hall Drive	SOUTH SHIELDS	Tyne and Wear NE34 0TR			263
Miss	Anita Lynn	Bell	25 Derwent Close	SEAHAM	Co Durham SR7 7BS			3,953
Mr	Daniel Spencer	Birkin	59 Lower Moss Lane Whitefield	MANCHESTER	M45 8FA			658
Mrs	Irene	Brewis	11 Hollington Avenue	Longbenton	Newcastle	NEWCASTLE UPON TYNE	NE12 8ND	1,317
Mr	Gary	Cassinelli	34 Hemper Lane	Greenhill	SHEFFIELD	S8 7FD		2,635
Mr	Andrew	Clayson	4 Nessham Court	Stokesley	MIDDLESBROUGH	Cleveland TS9 5PJ		1,317
Mr	S J	Collins	5 Penns Wood	FARNBOROUGH	Hants GU14 6RB			1,317
Mrs	Christine	Crow	40 Royal Crescent	Fenham	NEWCASTLE UPON TYNE	NE4 9TP		1,317
Mrs	Jill	Davies	50 Kenilworth Road	WHITLEY BAY	Tyne and Wear NE25 8BD			1,186
Mrs	Maureen Teresa	Dinning	118 Warkworth Woods	Newcastle Great Park	Gosforth	NEWCASTLE UPON TYNE	NE3 5RB	1,317
Mrs	Christine	Dixon	7 Ashwood Close	Hartford Glade	CRAMLINGTON	Northd NE23 3GT		1,317
Mr	Christopher A H	Eley	6 Benellen Gardens	BOURNEMOUTH	BH4 9LW			1,054
Mr	James	Finlay	5 Abigail Court	Gosforth	NEWCASTLE UPON TYNE	NE3 1PP		1,317
Mr	Timothy G	Foster	9 Faithfull Close	BRACKNELL	Berks RG42 2QJ			1,976
Miss	Louise	Fox	6 Dunsley Gardens	Dinnington	NEWCASTLE UPON TYNE	NE13 7LL		1,317
Mrs	Julie Michelle	Gallagher	26 Coquet Drive Ellington	MORPETH	Northd NE61 5LN			1,317
Mr	Michael	Gardiner	22 Lyford Way	ABINGDON	Oxon OX14 2OE			3,900
Miss	Andrea Elizabeth	Gibson	128 Woodside	SUNDERLAND	SR2 7ET			2,635
Mrs	Donna Marie	Gordon	57 Two Ball Lonnen	NEWCASTLE UPON TYNE	NE4 9RR			1,581
Mr	Andrew	Gorman	8 The Turn Lowsedeen	MORPETH	Northd NE61 2DU			6,589
Mr	Paul Stuart	Guy	69 Drummond Terrace	NORTH SHIELDS	Tyne and Wear NE30 2AW			658
Miss	Sandra	Haines	12 Groves Way	Cookham	MAIDENHEAD	Berks SL6 9NP		658
Mrs	Nicola	Harrison	33 Mill Grove	NORTH SHIELDS	Tyne and Wear NE30 2JP			4,217
Mrs	Louise	Haswell	15 Oaklands Swalwell	NEWCASTLE UPON TYNE	NE16 3EJ			1,064
Miss	Jill Doreen	Hudson	133 Acomb Avenue	WHITLEY BAY	Tyne and Wear NE25 0JF			527
Mr	Greg	Jamieson	9 Church View	WALLSEND	Tyne and Wear NE28 8PB			527
Miss	Claire L	Jerrard	10 Hawthorn Gardens	Low Fell	GATESHEAD	Tyne and Wear NE9 5TD		2,635
Miss	Kay	Jessop	33 Coomassie Road	BLYTH	Northd NE24 2HD			658
Mr	Iain Stanley	Johnson	57 Linden Road Gosforth	NEWCASTLE UPON TYNE	NE3 4HA			6,589
Mr	Richard	Johnson	61 Ashleigh Grove	West Jesmond	NEWCASTLE UPON TYNE	NE2 3DJ		263
Miss	Lisa	Kelly	48 Hassop Way	BEDLINGTON	Northd NE22 7LE			3,953
Mr	Stephen	Kew	46 St Annes Close	Battlefield	NEWCASTLE UPON TYNE	NE1 2QR		1,317
Mr	Nigel	King	3 Hollywood Road	LONDON	E4 8JE			1,976
Mr	Gary	Kingscote	15 Cherry Blossom Close	Bishops Cleeve	CHELTENHAM	Glos GL52 8XS		527
Mrs	Judith	Kneeshaw	18 St Nicholas Road	Oxfordshire	WALLINGFORD	Oxon OX10 8HT		6,589
Mrs	Christine	Lawrence	49 Clousden Grange	NEWCASTLE UPON TYNE	NE12 7YW			3,953
Mr	David	Leslie	258 Verne Road	NORTH SHIELDS	Tyne and Wear NE29 7DP			2,003
Mr	Darren	Liddell	31 Hermitage Park	CHESTER LE STREET	Co Durham DH3 3JZ			2,635
Mrs	Clare Louise	Lindsey	40 Coldstream	Ouston	CHESTER LE STREET	Co Durham DH2 1LH		790
Mrs	Jacqueline	Mackain	20 Aidan Close Holystone	NEWCASTLE UPON TYNE	NE27 0UP			2,635
Mr	Robert	Malyan	77 Dutton Way	IVER	Bucks SL0 9NZ			790
Mrs	Jane	March	67 Spen Burn	High Spen	ROWLANDS GILL	Tyne and Wear NE39 2DN		1,317
Mr	Richard Ian	Marks	18 Park Lane Binfield	BRACKNELL	Berks RG42 4UL			1,317
Mr	Jon	Martingale	5 Carnegie Apartments	Duke Street Shaw	OLDHAM	OL2 8PA		263
Mr	Ian	Mason	2 Walshers Close	BLYTH	Northd NE24 4RB			1,317
Ms	Karen	McCaughey	10 Manor Grange	North Broomhill	MORPETH	Northd NE65 9YP		527
Miss	Xana Morellee	Millard	6 Milecastle Court	NEWCASTLE UPON TYNE	NE5 2PA			6,062
Mr	Sean	Morris	The Beacon 2 Grainger Park Rd	Grainger Park Estate	NEWCASTLE UPON TYNE	NE4 8DP		3,953
Mrs	Margaret Irene	Murphy	79 Benfieldside Road	CONSETT	Co Durham DH8 0SE			2,635
Mrs	Kimberley	Neelings	78 Bede Close	NEWCASTLE UPON TYNE	NE12 9SN			1,317
Mr	Imran	Omarji	31 Ullswater Street	BOLTON	BL1 8LR			6,589
Mr	Mark	Palmer	38 Thorleyfields Lane	STAFFORD	ST17 9YS			5,271
Mr	Stefan Victor	Park	12 Ann Street	HEYWOOD	Lancs OL10 4JG			263
Mr	John Michael	Patterson	40 Beverley Terrace	NORTH SHIELDS	Tyne and Wear NE30 4NU			3,953
Mr	David J	Pinches	The Barn High Rawgreen	Whitley Chapel	HEXHAM	Northd NE47 0HL		5,271
Mr	Malcolm	Purvis	24 Regency Drive	Whickham	NEWCASTLE UPON TYNE	NE16 5XZ		658
Mr	Andrew	Redhead	138 Lindisfarne Road	Newton Hall	DURHAM	DH1 5YX		2,635
Mrs	Sarah Louise	Redpath	32 Wellfield Close	NEWCASTLE UPON TYNE	NE15 9JL			658
Mr	Andrew Thompson	Rickeard	29 Hulne Avenue	NORTH SHIELDS	Tyne and Wear NE30 2SA			2,214
Mrs	Dawn	Robinson	3 West Farm Court	Killingworth Village	NEWCASTLE UPON TYNE	NE12 6YF		1,317
Mr	Ken	Ross	4 Chatton Close	Morpeth	Northumberland	MORPETH	Northd NE61 2YP	3,953
Mr	Jamie	Saul	2 Goswick Drive	Newcastle Upon Tyne	Tyne & Wear	NEWCASTLE UPON TYNE	NE3 2BE	6,589
Mr	Robert	Scott-Norton	27 Longcliffe Drive	SOUTHPORT	Merseyside PR8 3PR			2,240
Mr	Andrew	Sinclair-Day	39 Vimiera Close	Norton	WORCESTER	WR5 2QP		1,317
Mr	Philip	Smith	67 Littleworth Road Downley	HIGH WYCOMBE	Bucks HP13 5UY			922
Mr	Balazs	Somogyi	5 St Oswalds Road	HEXHAM	Northd NE46 2HF			5,139
Mr	Daniel M	Stackhouse	60 East View Wideopen	NEWCASTLE UPON TYNE	NE13 6EE			1,054
Mr	Jeffrey Mark	Stevens	15 Dovecote Cottages	Shenley Brook End	MILTON KEYNES	MK5 7AA		2,635
Mr	David	Stokes	27 Russell Close	BRACKNELL	Berks RG12 7FE			2,899
Miss	Michelle	Tilley	32 Ferneybeds Estate	Widdrington	MORPETH	Northd NE61 5RD		2,187
Mr	Edward	Tully	22 Annitsford Drive	Fordley	North Tyneside	CRAMLINGTON	Northd NE23 7AP	1,317
Mr	David	Turnbull	1 Shafto Way Dinnington	NEWCASTLE UPON TYNE	NE13 7LX			1,317
Miss	Helen	Turnbull	23 Grayling Road	GATESHEAD	Tyne and Wear NE11 9ND			1,317
Mr	Chris	Wade	7 Park Crescent East	NORTH SHIELDS	Tyne and Wear NE30 2HQ			2,635
Mrs	Christine	Wake	13 Tigate Forest Row	Pease Cottage	CRAWLEY	West Sussex RH11 9AE		1,054
Ms	Andrea	Weiss	47 Richards Field	Chineham	BASINGSTOKE	Hants RG24 8JY		2,635
Ms	Heather	Williams	2 Layfield Road	Gosforth	NEWCASTLE UPON TYNE	NE3 5AA		2,635
Miss	Jill Marie	Wilsoln	4 St Andrews Close	Monkseaton	WHITLEY BAY	Tyne and Wear NE25 9JA		1,317
Mr	Stuart Alexander	Wilson	2 Frenches Close Barn	PRUDHOE	Northd NE42 5NN			1,581
Mr	Christopher J	Yeatman	20 Longleat Gardens	MAIDENHEAD	Berks SL6 4HN			2,635
Miss	Emma	Brannighan	12 North Terrace	West Allotment	NEWCASTLE UPON TYNE	NE27 0DN		1,834
Mr	Gavin	Dillerstone	Thornley House	Thornley Gardens	ROWLANDS GILL	Tyne and Wear NE39 1AJ		1,834
Miss	Glenda Louise	Herrington	15 Balmoral Terrace Heaton	NEWCASTLE UPON TYNE	NE6 5YA			917
Mr	Benjamin	Huston	21 Motcombe Way	CRAMLINGTON	Northd NE23 3XL			1,651
Mr	Martin Paul	Leonard	48 Hayfield Road	ORPINGTON	Kent BR5 2DN			2,568
Mr	Michael Kevin	Lowes	8 Gleneagles Road	GATESHEAD	Tyne and Wear NE9 6JS			2,201
Mr	Jason Phillip	McCormack	20 Halifax Road	MAIDENHEAD	Berks SL6 6ER			1,487
Mrs	Linda	Rogers	24 Sonning Meadows	Sonning	Berkshire	READING	RG4 6XB	9,174
Mrs	Margot Jacqueline	Rossow	Woodlands	Vicarage Lane Hordle	LYMINGTON	Hants SO41 0HS		1,100
								220,134

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	01	03	2007	02	03	2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	7,462		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	£1.34		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)* FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name The Bank of New York /Nominees/ Limited Part ID BO01	Class of shares allotted	Number allotted
Address One Piccadilly Gardens, Manchester	Ordinary	7,462
UK Postcode M1 1RN		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	7,462
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 19.3.2007

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/JW/14733 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-[illegible]736

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	01	03	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,000		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	140.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name The Bank of New York Nominees Limited Part ID: BO01 Address One Piccadilly Gardens, Manchester UK Postcode M1 1RN	Class of shares allotted Ordinary	Number allotted 3,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **3,000**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 16.3.2007

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/DM/E14704	Tel: 01903 833874
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	07	03	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,193		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	£1.171		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Lloyds TSB Registrars Corporate Nominee Limited, Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Ordinary	2,193
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2,193

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 19.03.2007.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/OPD/E1390	Tel: 01903 833570
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	09	03	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	6,579	1,600	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	£1.71	£2.28	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively) FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Limited, Part ID OMKAV Address The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 8,179
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 8,179

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 19.3.2007.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXEC/OPD/E1401 Tel: 01903 833562

DX number DX exchange

UPDATE TO ANNEX C

	Date	Press Information Title
1.	03-14-07	Holding(s) in Company
2.	03-19-07	Holding(s) in Company
3.	03-30-07	Voting Rights and Issued Share Capital
4.	04-04-07	Notice of Results
5.	04-12-07	Trading Statement
6.	04-26-07	Holding(s) in Company
7.	04-27-07	Directorate Change
8.	05-01-07	Total Voting Rights
9.	05-01-07	Change in Director Details
10.	05-04-07	Director Declaration
11.	05-08-07	Acquisition(s)
12.	05-09-07	Half-yearly Report
13.	05-18-07	Additional Listing
14.	05-25-07	Directorate Change
15.	05-25-07	Director's Shareholding
16.	05-30-07	Holding(s) in Company

Regulatory Announcement

Go to market news section

Free annual report

Company	Sage Group PLC
TIDM	SGE
Headline	Holding(s) in Company
Released	15:02 14-Mar-07
Number	PRNUK-1403

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

The Sage Group plc

2. Reason for the notification	State Yes/No
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	Yes
Other (please specify):	

3. Full name of person(s) subject to the notification obligation (iii): Baillie Gifford & Co

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v): 8 March 2007

6. Date on which issuer notified: 9 March 2007

7. Threshold(s) that is/are crossed or reached: 10%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)		
	Number of	Number of	Number of	Number of voting rights (ix)	% of voting rights

	Shares	Voting Rights (viii)	shares				
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0008021650	94599945	7.28			140761314		10.82

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
140761314	10.82

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

In the narrative below, the figures in [ ] indicate the amount of voting rights and the percentage held by each controlled undertaking where relevant. Baillie Gifford & Co, a discretionary investment manager, is the parent undertaking of an investment management group. Its wholly-owned direct subsidiary undertaking Baillie Gifford Overseas Limited [6378052; 0.5%] is also a discretionary investment manager.Its wholly-owned direct subsidiary undertaking Baillie Gifford Life Limited [27418163; 2.1%] is a life assurance company which procures discretionary investment management services from Baillie Gifford & Co in respect of its own account shareholdings.Its wholly-owned indirect (via Baillie Gifford Life Limited) subsidiary undertaking Baillie Gifford & Co Limited [3669265; 0.3%] is an OEIC Authorised Corporate Director and Unit Trust Manager which has delegated its discretionary investment management role to Baillie Gifford & Co.

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Myra McIntyre

Scott Russell

15. Contact telephone number: 0131 275 2154

0131 275 2106

Annex Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)

Contact address (registered office for legal entities)

Phone number

Other useful information (at least legal representative for legal persons)

B: Identity of the notifier, if applicable (xvii)

Full name

Contact address

Phone number

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)

C: Additional information

Notes

i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii. This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

vi. Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

vii. If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii. Direct and indirect

ix In case of combined holdings of shares with voting rights attached `direct holding' and voting rights `indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period-for example once every three months starting from the [date]

xv The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi. This annex is only to be filed with the competent authority.

xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Sage Group PLC
TIDM	SGE
Headline	Holding(s) in Company
Released	15:25 19-Mar-07
Number	PRNUK-1903

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

The Sage Group plc

2. Reason for the notification	State Yes/No
An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): Compliance with Transparency Directive	Yes

3. Full name of person(s) subject to the notification obligation (iii):	Capital Group International, Inc.
4. Full name of shareholder(s) (if different from 3.) (iv):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	15 March 2007
6. Date on which issuer notified:	16 March 2007
7. Threshold(s) that is/are crossed or reached:	3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)		
	Number	Number	Number	Number of voting	% of voting

	of Shares	of Voting Rights (viii)	of shares	rights (ix)		rights	
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary Share	48,632,649	48,632,849	48,632,849 (Indirect)		48,632,849		3.7378%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
48,632,849	3.7378%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

15. Contact telephone number:

Annex: Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities) Capital Group International, Inc.

Contact address (registered office for legal entities)	11100 anta Monical Blvd., 15th Floor, Los Angeles, California 90025
Phone number	(213) 615-0469
Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable (xvii)

Full name	Christopher Aquino
Contact address	1110 Santa Monica Blvd., 15th Floor Los Angeles, California 90025
Phone number	(213) 615-0469
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	Fax (213) 486-9698 email GRGroup@capgroup.com

C: Additional information

Notes

i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii. This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

vi. Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state `below 3%'.

vii. If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii. Direct and indirect

ix In case of combined holdings of shares with voting rights attached `direct holding' and voting rights `indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]

xv. The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi. This annex is only to be filed with the competent authority.

xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

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Company	Sage Group PLC
TIDM	SGE
Headline	Voting Rights and Issued Share Capital
Released	16:10 30-Mar-07
Number	PRNUK-3003

The Sage Group plc ('the Company')

30 March 2007

Voting Rights and Issued Share Capital

In conformity with rule 5.6.1 of the Financial Services Authority's Disclosure and Transparency Rules we would like to notify the market of the following:

The Company's issued share capital consists of 1,301,642,928 ordinary shares with voting rights. The Company holds no shares in treasury.

Therefore, the total number of voting rights in the Company is 1,301,642,928.

The above figure, (1,301,642,928) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

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Company	Sage Group PLC
TIDM	SGE
Headline	Notice of Results
Released	14:30 04-Apr-07
Number	PRNUK-0404

Wednesday, 4 April 2007

The Sage Group plc

Notification of interim results date and period-end trading update

The Sage Group plc ('Sage') will announce its interim results for the half year ended 31 March 2007 on Wednesday, 9 May.

Sage will announce a brief period-end trading update for the half year to 31 March on Thursday, 12 April.

Enquiries

The Sage Group plc +44 (0) 191 294 3068

Paul Harrison, Finance Director

Cynthia Alers, Investor Relations Director

Tulchan +44 (0) 20 7353 4200

Stephen Malthouse

Notes to editors

The Sage Group plc is a leading international supplier of accounting and business management software solutions and related products and services, principally for small to medium-sized enterprises. Formed in 1981, Sage was floated on the London Stock Exchange in 1989 and the Group now employs over 13,000 people worldwide.

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Company	Sage Group PLC
TIDM	SGE
Headline	Trading Statement
Released	07:00 12-Apr-07
Number	PRNUK-1104

Sage Group Trading Update

Acquisition of Swiss ERP software supplier

The Sage Group plc ('Sage'), a leading global supplier of business management software solutions, is today providing an update on its trading performance (unaudited) for the half year ended 31 March 2007. Sage confirms that it expects results for the half year to be in line with expectations. Full details of Sage's financial performance for the period will be provided in the interim results announcement on 9 May 2007.

Sage also announces the acquisition of Pro-Concept SA ('Pro-Concept') for £7.5 million, paid in cash. Pro-Concept is the largest mid-market ERP software vendor in French-speaking Switzerland, specialising in applications for public sector and the watch/precision mechanics industry.

Pro-Concept was established in 1987 by three founders who will remain with the business. The company has over 350 customers and generated revenues of £9.5 million in 2006 with operating profits of £826,000. The acquisition of Pro-Concept is an important step in establishing Sage's leading market position in French-speaking Switzerland.

Paul Walker, Chief Executive of Sage, commented;

'The acquisition of Pro-Concept significantly strengthens our market position in Switzerland and gives us the opportunity to expand Pro-Concept's product penetration into German-speaking Switzerland. With Pro-Concept, Sage is now a leading supplier of mid-market products in Switzerland, with industry-specific solutions for the key industries of watch-making and micro-electronics.'

Enquiries: The Sage Group plc
Paul Walker, Chief Executive
Paul Harrison, Finance Director
Cynthia Alers, Investor Relations Director
Tel: +44 (0) 0191 294 3068

Tulchan Communications
Julie Foster
Stephen Malthouse

Tel: + 44 (0) 20 7353 4200

Notes to editors:

The current average of analyst forecasts for the full year to 30 September 2007 is as follows: Revenues of £1,180m, EBITA of £289m, and pre-tax profit of £ 254m. The current average of analyst forecasts for the half year to 31 March 2007 is as follows: Revenues of £586m, EBITA of £139m, and pre-tax profit of £ 122m.

Pro-Concept is the leading supplier of business management software in

French-speaking Switzerland, with a diverse customer base ranging from Tag Heuer and Cartier in the watch industry to Kronenbourg Suisse and Aéroport International de Genève in distribution and logistics. For more information, please refer to www.pro-concept.ch.

Exchange rate used for conversion from Swiss francs is CHF2.40/£.

The Sage Group plc is a leading global supplier of business management software solutions and related products and services, principally for small to medium-sized enterprises. Formed in 1981, Sage was floated on the London Stock Exchange in 1989 and now employs over 13,000 people worldwide.

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Company	Sage Group PLC
TIDM	SGE
Headline	Holding(s) in Company
Released	13:42 26-Apr-07
Number	PRNUK-2604

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

The Sage Group plc

2. Reason for the notification	State Yes/No
An acquisition or disposal of voting rights	x
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	x
Other (please specify):	

3. Full name of person(s) subject to the notification obligation (iii):	Baillie Gifford & Co
4. Full name of shareholder(s) (if different from 3.) (iv):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	25 April 07
6. Date on which issuer notified:	26 April 07
7. Threshold(s) that is/are crossed or reached:	11%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)		
	Number of Shares	Number of Voting	Number of shares	Number of voting rights (ix)	% of voting rights

		Rights (viii)					
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary Share GB0008021650	140761314	10.82			146913683		11.29

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights
n/a				

Total (A+B)

Number of voting rights	% of voting rights
146913683	11.29

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

In the narrative below, the figures in [ ] indicate the amount of voting rights and the percentage held by each controlled undertaking where relevant.

Baillie Gifford & Co, a discretionary investment manager, is the parent undertaking of an investment management group.

Its wholly-owned direct subsidiary undertaking Baillie Gifford Overseas Limited [6187281: 0.5%] is also a discretionary investment manager.

Its wholly-owned direct subsidiary undertaking Baillie Gifford Life Limited [31013089; 2.4%] is a life assurance company which procures discretionary investment management services from Baillie Gifford & Co in respect of its own account shareholdings.

Its wholly-owned indirect (via Baillie Gifford Life Limited) subsidiary undertaking Baillie Gifford & Co Limited [3997917; 0.3%] is an OEIC Authorised Corporate Director and Unit Trust Manager which has delegated its discretionary investment management role to Baillie Gifford & Co.

Proxy Voting:

10. Name of the proxy holder:

n/a

11. Number of voting rights proxy holder will cease

to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

Myra McIntyre

Scott Russell

15. Contact telephone number:

0131 275 2154

0131 275 2106

Annex Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)

Contact address (registered office for legal entities)

Phone number

Other useful information (at least legal representative for legal persons)

B: Identity of the notifier, if applicable (xvii)

Full name

Contact address

Phone number

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)

C: Additional information

Notes

i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii. This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect. [DEL::DEL]

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

vi. Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state `below 3%'.

vii. If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii. Direct and indirect

ix In case of combined holdings of shares with voting rights attached `direct holding' and voting rights `indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date].

xv. The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi. This annex is only to be filed with the competent authority.

xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

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Company	Sage Group PLC
TIDM	SGE
Headline	Directorate Change
Released	07:00 27-Apr-07
Number	PRNUK-2604

Release Embargoed until

7am, Friday, 27 April 2007

The Sage Group plc

Friday 27th April 2007

BOARD CHANGES

The Sage Group plc ('Sage') announces that Sir Julian Horn-Smith has resigned as non-executive Chairman and as a Director of Sage. Tony Hobson, a non-executive Director, will become Acting Chairman with immediate effect. The Board will initiate a process to appoint a new Chairman as soon as possible.

Commenting on his resignation, Sir Julian Horn-Smith said:

'Sage is a truly outstanding company and it is with great regret that I have decided to leave. After careful consideration the Board agreed that the differences in styles and culture meant that change was necessary. I felt that the best solution was for me to stand down as Chairman. I wish the Company every success in the future'.

Tony Hobson, Acting Chairman said:

'We would like to thank Sir Julian for the contribution he has made to Sage during his time on the Board and as Chairman and wish him well for the future'.

Enquiries: The Sage Group plc

Andrew Grant/Julie Foster, Tulchan Communications
Tel: + 44 (0) 20 7353 4200

For Sir Julian Horn-Smith

Tim Brown
Tel: + 44 (0) 7880 747474

Notes to editors:

The Sage Group plc is a leading global supplier of business management software solutions and related products and services, principally for small to medium-sized enterprises. Formed in 1981, Sage was floated on the London Stock Exchange in 1989 and now employs over 13,000 people worldwide.

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Company	Sage Group PLC
TIDM	SGE
Headline	Total Voting Rights
Released	14:30 01-May-07
Number	PRNUK-0105

The Sage Group plc ('the Company')

1 May 2007

Voting Rights and Issued Share Capital

In conformity with rule 5.6.1 of the Financial Services Authority's Disclosure and Transparency Rules we would like to notify the market of the following:

The Company's issued share capital at 30 April 2007 consisted of 1,301,876,686 ordinary shares with voting rights. The Company holds no shares in treasury.

Therefore, the total number of voting rights in the Company is 1,301,876,686.

The above figure, (1,301,876,686) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

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Company	HBOS PLC
TIDM	HBOS
Headline	Change in Director Details
Released	15:39 01-May-07
Number	8941V

HBOS plc (the 'Company')

Director's other publicly quoted Directorships

As required by Listing Rule 9.6.14, the Company advises the following change to the information disclosed in respect of Mr Anthony Hobson, a Non-executive Director of the Company:

Directorships held in publicly quoted companies pursuant to Listing Rule 9.6.13(1)

Current Directorships

Mr Hobson, an existing non-executive Director of Sage Group PLC ('Sage') has been appointed Acting Chairman of the Board of Sage, with effect from 27th April 2007, pending the appointment of a new Chairman.

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Company	Sage Group PLC
TIDM	SGE
Headline	Director Declaration
Released	10:03 04-May-07
Number	PRNUK-0405

The Sage Group plc (the `Company')

Directors' Appointments

The Company has been informed that Paul Harrison, Group Finance Director of the Company, has been appointed as a non-executive director of Hays plc with effect from 8 May 2007.

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Company	Sage Group PLC
TIDM	SGE
Headline	Acquisition(s)
Released	07:00 08-May-07
Number	PRNUK-0405

Acquisition of UK HR and payroll supplier

The Sage Group plc ('Sage'), a leading global supplier of business management software solutions, announces the acquisition of Snowdrop Systems Limited ('Snowdrop') from its shareholders for an enterprise value of £17 million, paid in cash. Snowdrop provides leading human resources, personnel and payroll management software and related services to over 700 mid - sized businesses in the UK.

The company, which was established in 1991, provides businesses with the software to automate and manage more effectively a broad range of HR activities including recruitment, personnel, pay and flexible benefits, e-HR, training and development and succession planning.

In the full year to December 2006, Snowdrop reported revenues of £7.5 million and EBITA of £1.1 million.

Paul Walker, Chief Executive of Sage comment ed, 'The acquisition of Snowdrop brings to Sage a portfolio of HR and payroll software solutions for the UK mid - market, complementing our existing software solutions . '

Sage will announce its interim financial results on Wednesday, 9 May.

Enquiries:	The Sage Group plc	Tulchan Communications
	Paul Walker, Chief Executive	Julie Foster
	Paul Harrison, Group Finance Director	Stephen Malthouse
	Cynthia Alers, Investor Relations Director	Tel: + 44 (0) 20 7353 4200
	Tel: +44 (0) 0191 294 3068	

Notes to editors:

The Sage Group plc is a leading global supplier of business management software solutions and related products and services, principally for small to medium-sized enterprises. Formed in 1981, Sage was floated on the London Stock Exchange in 1989 and now employs over 13,000 people worldwide.

Snowdrop Systems Limited was founded in 1991 by Human Resources and IT specialists to deliver effective software solutions to support the HR function. Snowdrop designs & develops solutions that manage the entire employee life-cycle from recruitment & personnel to training & development & succession planning. It has become one of the top suppliers of HR software & services and has enjoyed strong, stable growth. Snowdrop's clients include Pret A Manger, Ofcom and Wates Group.

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Company	Sage Group PLC
TIDM	SGE
Headline	Half-yearly Report
Released	07:00 09-May-07
Number	PRNUK-0805

FOR IMMEDIATE RELEASE WEDNESDAY 9 MAY 2007

SAGE REVENUES RISE 34%* FOR THE HALF-YEAR ENDED 31 MARCH 2007

The Sage Group plc ('Sage'), one of the leading global suppliers of business management software solutions for small and medium-sized enterprises ('SMEs'), announces its unaudited results for the half-year ended 31 March 2007.

Operational and strategic highlights

* 7%* organic revenue growth (H1 2006: 5%*)

* Total licence revenue growth of 13%*, total growth in services revenue of 45%*

* 155,000 new customers added, taking our total customer base to 5.4m

* Growth across all regions and strong performance in established product lines such as Line 50 and Payroll (UK); Line 100 (France); Logic Class (Spain); Office Line (Germany); Peachtree (North America); and Pastel (South Africa)

* Three acquisitions completed (two after the period end) in payment solutions, HR/payroll and ERP software and services with total enterprise value of £44.5m

Financial highlights

* Revenues increased by 34%* to £574.7m (H1 2006: £429.7m*)

* EBITA* increased by 22%* to £138.6m (H1 2006: £113.7m*)

* Adjusted pre-tax profit^ rose by 12% to £121.8m (H1 2006: £108.9m)

* Adjusted earnings per share^ increased by 11% to 6.48p (H1 2006: 5.86p)

* EBITA* margin of 24% (H1 2006: 26%*) reflecting absorption of 2006 acquisitions

* Operating cash flow represented 114% of EBITA (H1 2006: 125%)

* Interim proposed dividend raised 18% to 1.27p per share (H1 2006: 1.08p per share)

*Foreign currency results for the prior half-year ended 31 March 2006 have been retranslated based on the average exchange rates for the half-year ended 31 March 2007 of $1.95/£1 and Euro1.49/£1 to facilitate the comparison of results.

^Pre-tax profit (PBT) and earnings per share (EPS) figures stated prior to amortisation of intangible fixed assets, prior period gain on disposal of £2.7m and neutralisation of foreign exchange movements. A table reconciling adjusted PBT to statutory PBT is shown in Note 3 on page 10.

*Earnings before interest, tax, amortisation of intangible fixed assets and prior period gain on disposal of £2.7m.

Regional analysis*

	First half revenues		First half EBITA	
£m	2007	2006	2007	2006
UK	106.0	99.5	39.7	36.4
Mainland Europe	177.3	149.9	41.5	33.4
North America	254.1	152.4	47.5	36.2
Rest of World	35.8	27.9	9.6	7.7
	573.2	429.7	138.3	113.7
Acquisition - UK	1.5	-	0.3	-
Gain on disposal	-	-	-	2.7
Foreign exchange impact*	-	26.2	-	6.7
	574.7	455.9	138.6	123.1

Chief Executive, Paul Walker, commented: 'Sage's first half performance has been in line with expectations. After a record number of acquisitions last year, the focus in the first half of this year has been on integration and growth in our organic business. For the remainder of the year, we will concentrate on further operational improvements to recent acquisitions, the reorganisation of our North American business and sustained organic growth.

We continue to evaluate a strong pipeline of acquisition opportunities but remain disciplined in our valuation appraisals. We will only purchase businesses that we believe can deliver long term value for our shareholders.

The Board continues to view 2007 with confidence.'

Enquiries:

The Sage Group plc +44 (0) 191 294 3068	Tulchan Communications +44 (0) 20 7353 4200
Paul Walker, Chief Executive	Julie Foster
Paul Harrison, Group Finance Director	Stephen Malthouse
Cynthia Alers, Investor Relations Director	

A presentation for analysts will be held at 8.30am today at Deutsche Bank,

Winchester House, 1 Great Winchester Street, London EC2N 2DB. There will also be a live webcast of the presentation on www.sage.com. The dial-in number is +44 (0) 1452 568 051, pin 7542273.

Overview

We are pleased to report a successful start to 2007, with good results across our businesses. After a record year for acquisitions in 2006, this period highlights the dynamism of our organic business, with growth in both licence and service revenues underpinning our future growth potential.

Product and service strategy

We are mid-way through our five year strategy to sharpen our customer focus in product development, sales procedures and service innovation. Our 2010 strategy vision is based on our core principles of simplicity, agility and innovation which each of our operating companies is implementing in a manner appropriate to their local markets. The result has been a steady increase in our group organic growth rate as well as healthy growth in our customer base.

Last year, our UK business announced its product suite strategy, offering software and service solutions for a range of business requirements, from core accounting and payroll through to customer relationship management ('CRM'). Line 100/MMS, Sage 1000 and Sage 50 CIS (construction) were rolled out during the first half of the year, as was Sage 50 Accounts Professional Online 2007, a hosted accounting software solution for accountancy practices. These products have been well received by our customers and our business partners.

In Mainland Europe, we have concentrated on successfully building a suite of industry-specific solutions complementing our leading market positions in the entry-level and mid markets. Through product innovation and targeting industries with a large population of SMEs, our French business has broadened its industry-specific solutions to food distribution, transport, manufacturing, real estate/construction, public sector management and retail. Spain has successfully concentrated on building the upgrade and migration path between its entry-level products and its mid-market offering Logic Class. Switzerland has also strengthened its migration path and has expanded into industry-specific solutions in precision engineering and logistics through the acquisition of Pro-Concept SA ('Pro-Concept') after the period end.

After two years of rapid growth in the size of the business and the completion of several large acquisitions, our North American business will reorganise its product portfolio and establish four business units to improve customer focus and product integration in our largest region. The Business Management Division will combine the existing Small Business Division and elements of the Mid-Market Division. This new division will bring together accounting, enterprise resource planning ('ERP'), CRM and related businesses into a single organisation to serve the growing requirements of SMEs. The Industry and Specialised Solutions Division will provide industry-specific products for SMEs in the construction, real estate and not-for-profit industries, as well as serving the employee-management and services needs of growing businesses. Sage Healthcare Division and Payment Solutions Division build on our acquisitions last year of Emdeon Practice Services ('Emdeon') and Verus. These new business divisions will concentrate on building their market presence and facilitating integration with products in the Business Management and Industry and Employer Solutions Divisions.

In Rest of World, where SMEs are growing rapidly, our businesses are concentrating on developing their service offering to complement an expanding product portfolio. VIP Payroll, Micropay and the Pastel products all contributed to the continued growth in this region in both licence and services.

Acquisition review

During 2006, we completed seven significant acquisitions which enhanced our range of products and services and expanded our global reach. We have successfully begun the process of integrating these acquisitions, and next year these acquisitions will begin to contribute to our organic growth. This year we are concentrating on enhancing the market positions of our newer acquisitions, strengthening the management structures where appropriate and encouraging cross-selling into our existing product lines.

We continue to pursue acquisitions that enhance our existing product portfolio, add new industry-specific applications or provide entry into new geographic regions. In November 2006, we announced the acquisition of UK payment solutions provider Protx Group Limited ('Protx') for £20.0m in cash. In April 2007 we announced the acquisition of Pro-Concept, the leading mid-market ERP supplier in French-speaking Switzerland for £7.5m in cash. In May 2007, we announced the acquisition for £17.0m of Snowdrop Systems Limited, the leading brand in UK mid-market HR/payroll services, which will complement and extend our current payroll services in the UK to cover our mid-market customers.

Regional review

UK

UK revenues totalled £107.5m (H1 2006: £99.5m) with strong organic revenue growth of 7%. Line 50, our core UK accounting product, had another excellent performance with growth of 11%. CRM performed well, in particular ACT! with 23% revenue growth. Payroll and Line 100/MMS grew strongly and industry-specific applications including construction and manufacturing experienced good growth. Protx, the payment solutions provider we acquired in November 2006, is performing in line with our pre-acquisition expectations, and integration with our accounting software is progressing well.

The EBITA margin was maintained at 37% (H1 2006: 37%).

Mainland Europe

Total revenues in Mainland Europe were £177.3m (H1 2006: £149.9m*). Organic revenue growth improved to 8%*, with Spain, Germany and Switzerland all reporting strong growth. France's entry-level product, the market leader Ciel, increased its overall market share through strategic pricing strategies. Germany had a strong first half, driven by the expected change in value-added tax. Switzerland also reported a good half-year, as Swiss companies prepare for an expected payroll tax change in late 2007. Spain, where the migration strategy and the premium support offering experienced significant market success, again reported excellent organic growth.

Bäurer, the mid-market ERP supplier we acquired last year, reported a strong result for the first six months and made a strong contribution to our mid-market position in Germany. Adonix and Elit in France are integrating successfully into our mid-market product portfolio. These companies continue to build on our strong mid-market presence in France and extend our product offering in manufacturing, distribution and transport logistics.

The EBITA margin increased to 23% (H1 2006: 22%*).

North America

Total revenues in North America were £254.1m (H1 2006: £152.4m*) with organic revenue growth of 4%* overall. The Small Business Division grew organically by 5%*. Peachtree again reported strong growth of 10%*, with Peachtree Quantum, the premium version introduced in the latter half of 2006 performing well. Overall growth for the division was affected by Simply Accounting, the market leader in Canada, which had an exceptional 2006 and, correspondingly, faces tough comparative results in 2007.

The Mid-Market Division's organic growth of 3%* was affected by events in two major product lines, MAS 90 and SalesLogix. MAS 90 continued to suffer a substitution effect from Peachtree Quantum. SalesLogix was held back by business partners' anticipation of a major new product release incorporating mobile technology in the second half of 2007. The reorganisation of our North American business referred to in the Overview has been designed to improve customer focus and product integration which will benefit MAS 90, SalesLogix and other core products. Timberline Office, ACCPAC Advantage (ERP), FAS (fixed asset management) and Abra (HR solutions) all reported good overall performances. SageCRM and SageCRM.com's revenue growth was 17%*.

Sage Payment Solutions Division, formerly Verus, continues to perform well with like-for-like growth of 15%*. Work to integrate Payment Solutions with our existing products is nearly complete and is ready to be launched in August 2007, once our existing third party banking arrangement terminates.

Sage Healthcare Division, formerly Emdeon, recorded strong new systems sales in the first half of the year. In the past six months since acquisition, we have significantly strengthened the senior management team and the internal systems of this division. We continue to invest in improving the efficiency of sales and services and strengthening the company's market position, in accordance with our pre-acquisition plan. We remain confident about the growth potential of this business and the opportunities to integrate the Healthcare business with our core accounting applications.

The North American EBITA* margin declined to 19% (H1 2006: 24%*) due to the dilutive effects of the Emdeon acquisition.

Rest of World

Total revenues in Rest of World were £35.8m (H1 2006: £27.9m*) with overall organic revenue growth of 23%*. South Africa again reported excellent growth, driven by favourable economic conditions and its market leading brand Pastel. Australia and Asia reported double digit growth in both software and services. China, India, Malaysia and Singapore all performed well.

The EBITA margin fell slightly to 27% (H1 2006: 28%*) due to the dilutive effect of the recent acquisition in China.

Financial review

Over the period, we saw significant movement in foreign currency exchange rates. In particular, rates for the US dollar to the British pound sterling, declined 12% from £1 = $1.74 to £1 = $1.95. The euro also declined from £1 = Euro 1.46 to £1 = Euro1.49. This has had a significant impact on our financial results as they are translated for accounting purposes into sterling. In order to assess like-for-like performance, regional and group growth trends are shown on a currency neutral basis throughout this announcement, unless otherwise stated. An indication of the impact of foreign exchange movements is shown in the table in Note 3 on page 10. The Group's currency hedging policy is summarised below.

Revenues

Revenues increased 34%* to £574.7m (H1 2006: £429.7m*). Organic revenue growth was 7%* (H1 2006: 5%*). Organic revenue growth excludes the contributions of current year and prior year acquisitions (25% contribution to total revenues) and non-core products (2% of total revenues).

Total software licence revenues were £172.3m (H1 2006: £152.4m*), with organic growth of 5%*. Total services revenues increased to £402.4m (H1 2006: £277.3m *), benefiting from strong organic growth of 9%* for the half-year. Following the acquisitions of Emdeon and Verus, services revenues now include software related services (maintenance and support, professional services, business forms and hardware) and other services (network services provided by the Healthcare Division and payment processing services). Payment processing services is a new category comprising Sage Payment Solutions in North America and, from November 2006, Protx in the UK, following our acquisition of this company. Maintenance and support revenues grew by 10%* organically.

Profitability

EBITA increased 22%* to £138.6m (H1 2006: £113.7m*) and adjusted pre-tax profit ^ was £121.8m (H1 2006: £108.9m). Adjusted earnings per share^ grew 11% to 6.48p (H1 2006: 5.86p). After accounting for the effects of amortisation, currency movements and the £2.7m prior year gain on disposal, pre-tax profit fell 4% to £108.6m (H1 2006: £113.7m). A reconciliation of adjusted profit before tax to statutory profit before tax is shown in the table in Note 3 on page 10.

The Group's EBITA* margin reduced to 24% (H1 2006: 26%*) due to the net dilutive effects of last year's acquisitions. We continue to foresee that operating margins for these acquisitions will rise to the relevant margins for their respective regions in two to three years following acquisition.

Given the significant acquisition activity seen in 2006, all financed through our strong cash generation and debt facilities, these results show a significantly increased interest charge.

The Group's effective tax rate for the year is forecast to remain at 31% (H1 2006: 31%).

Cash flow

The Group remains highly cash generative with operating cash flow of £157.6m representing 114% of EBITA (H1 2006: 125%).

At 31 March 2007, net debt stood at £535.9m (30 September 2006: £593.6m).

Currency hedging policy

It is Sage's policy to hedge currency exposure to cash flows. This is largely achieved by aligning the currency denominations of our debt with the cash flows arising from our trading activities in those same currencies. We do not hedge pure translational exposure resulting from conversion for accounting purposes of overseas companies results into sterling.

Dividend

The proposed interim dividend is being raised to 1.27p per share (H1 2006: 1.08p per share). The dividend will be payable on 15 June 2007 to shareholders on the register at close of business on 18 May 2007. We propose to maintain dividend cover in the near future to 3.5 times EPS pre-amortisation, as approved by the Board in 2004.

Board changes

On 26 April 2007, Sir Julian Horn-Smith resigned as non-executive Chairman and as a Director of Sage. Tony Hobson, a non-executive Director, became Acting Chairman with immediate effect. The Board has initiated a process to appoint a new Chairman as soon as possible.

Outlook

Sage's first half performance has been in line with expectations. After a record number of acquisitions last year, the focus in the first half of this year has been on integration and growth in our organic business. For the remainder of the year, we will concentrate on further operational improvements to recent acquisitions, the reorganisation of our North American business and sustained organic growth.

We continue to evaluate a strong pipeline of acquisition opportunities but remain disciplined in our valuation appraisals. We will only purchase businesses that we believe can deliver long term value for our shareholders.

The Board continues to view 2007 with confidence.

CONSOLIDATED INCOME STATEMENT

For the six months ended 31 March 2007

		Six months ended 31 March	Six months ended 31 March	Year ended 30 September
		2007	2006	2006
		(Unaudited)	(Unaudited)	(Audited)
	Note	£m	£m	£m
Revenue	2	574.7	455.9	935.6
Operating profit	2	124.9	118.8	235.8
Financial income		1.8	1.6	3.5
Financial expenses		(18.1)	(6.7)	(18.1)
Profit before taxation		108.6	113.7	221.2
Taxation	5	(33.7)	(35.2)	(68.6)
Profit for the period		74.9	78.5	152.6
Attributable to:				
Equity shareholders		74.9	78.5	152.5
Minority interest		-	-	0.1

	Note			
Profit for the period		74.9	78.5	152.6
Earnings per share (pence) - basic	7	5.78p	6.10p	11.81p
Earnings per share (pence) - diluted	7	5.74p	6.05p	11.73p
Proposed dividend per share	8	1.27p	1.08p	3.59p

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the six months ended 31 March 2007

	Six months ended 31 March	Six months ended 31 March	Year ended 30 September
	2007	2006	2006
	(Unaudited)	(Unaudited)	(Audited)
	£m	£m	£m
Profit for the period	74.9	78.5	152.6
Net exchange adjustments offset in reserves	(31.9)	14.4	(30.8)
Total recognised income for the period	43.0	92.9	121.8
Attributable to:			
Equity shareholders	43.0	92.9	121.7
Minority interest	-	-	0.1
Total recognised income for the period	43.0	92.9	121.8

CONSOLIDATED BALANCE SHEET

As at 31 March 2007

	31 March	31 March	30 September
	2007	2006	2006
	(Unaudited)	(Unaudited)	(Audited)
	£m	£m	£m
Goodwill	1,440.4	1,275.4	1,561.9
Other intangible assets	185.7	174.3	185.6

Property, plant and equipment	127.7	126.2	133.8
Deferred tax assets	116.2	13.7	26.3
Total non-current assets	1,870.0	1,589.6	1,907.6
Inventories	6.0	4.3	5.6
Trade and other receivables	234.8	184.2	215.7
Cash and cash equivalents	76.5	88.4	82.0
Total current assets	317.3	276.9	303.3
TOTAL ASSETS	2,187.3	1,866.5	2,210.9
Trade and other payables	(182.5)	(168.0)	(190.3)
Current tax liabilities	(58.1)	(58.5)	(63.5)
Financial liabilities			
- Borrowings	(0.4)	(0.4)	(1.0)
Deferred consideration	(12.4)	(14.9)	(21.5)
Deferred income	(318.4)	(269.9)	(282.1)
Total current liabilities	(571.8)	(511.7)	(558.4)
Financial liabilities			
- Borrowings	(597.6)	(375.8)	(662.8)
Retirement benefit obligations	(2.1)	(2.3)	(2.1)
Deferred tax liabilities	(11.8)	(19.4)	(10.0)
Total non-current liabilities	(611.5)	(397.5)	(674.9)
TOTAL LIABILITIES	(1,183.3)	(909.2)	(1,233.3)
NET ASSETS	1,004.0	957.3	977.6
Share capital	13.0	12.9	12.9
Share premium account	474.2	460.9	462.8
Other reserves	11.8	88.9	43.7
Retained earnings	505.0	394.6	458.1
Total shareholders' equity	1,004.0	957.3	977.5

Minority interest in equity	-	-	0.1
TOTAL EQUITY	1,004.0	957.3	977.6

CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 31 March 2007

	Note	Six months ended 31 March 2007 (Unaudited) £m	Six months ended 31 March 2006 (Unaudited) £m	Year ended 30 September 2006 (Audited) £m
Cash flows from operating activities				
Cash generated from continuing operations		157.6	153.9	267.1
Interest received		1.7	1.6	3.5
Interest paid		(17.6)	(6.4)	(17.5)
Tax paid		(37.6)	(30.0)	(60.3)
Net cash from operating activities		104.1	119.1	192.8
Cash flows from investing activities				
Acquisitions of subsidiaries (net of cash acquired)		(33.0)	(251.8)	(617.5)
Disposal of subsidiaries		-	8.4	7.8
Purchase of property, plant and equipment		(12.1)	(13.9)	(23.8)
Proceeds from sale of property, plant and equipment		0.2	2.7	2.9
Purchase of intangible assets		(4.6)	(1.9)	(3.2)
Development expenditure		-	(0.3)	(0.1)
Net cash used in investing activities		(49.5)	(256.8)	(633.9)
Cash flows from financing activities				

Net proceeds from issue of ordinary share capital		11.0	10.0	11.7
Purchase of treasury shares		-	(13.3)	(13.3)
Finance lease principal payments		(0.1)	(0.4)	(0.3)
Issue costs on loans		(0.2)	(0.2)	(2.2)
Repayment of borrowings		(79.1)	(111.1)	(631.7)
New borrowings		42.5	296.2	1,131.1
Dividends paid to shareholders		(32.5)	(25.2)	(39.1)
Net cash (used)/generated in financing activities		(58.4)	156.0	456.2
Net (decrease)/increase in cash and cash equivalents (before exchange rate changes)	4	(3.8)	18.3	15.1
Cash and cash equivalents at 1 October	4	82.0	69.1	69.1
Effects of exchange rate changes	4	(1.7)	1.0	(2.2)
Cash and cash equivalents	4	76.5	88.4	82.0

NOTES

For the six months ended 31 March 2007

1 Basis of preparation

The interim financial information for the six months ended 31 March 2007 has been prepared in accordance with the Listing Rules of the Financial Services Authority. The accounting policies used to prepare the information remain unchanged from those used in the preparation of the statutory accounts for the year ended 30 September 2006. These interim results do not contain all the disclosures in IAS 34, 'Interim Financial Reporting', which does not become mandatory until accounting periods beginning on or after 20 January 2007.

2 Analysis of results*

	Six months ended 31 March 2007			Six months ended 31 March 2006		
	Revenue* (Unaudited)	EBITA* (Unaudited)	Operating profit* (Unaudited)	Revenue* (Unaudited)	EBITA* (Unaudited)	Operating profit* (Unaudited)
	£m	£m	£m	£m	£m	£m
UK	106.0	39.7	39.5	99.5	36.4	36.9
Mainland Europe	177.3	41.5	36.9	149.9	33.4	29.9

North America	254.1	47.5	39.0	152.4	36.2	34.9
Rest of World	35.8	9.6	9.5	27.9	7.7	7.7
	573.2	138.3	124.9	429.7	113.7	109.4
Acquisition - UK	1.5	0.3	-	-	-	-
Gain on disposal	-	-	-	-	2.7	2.7
Foreign exchange impact*	-	-	-	26.2	6.7	6.7
	574.7	138.6	124.9	455.9	123.1	118.8

* The 2007 trading results from businesses located outside the UK were translated into Sterling at the average exchange rates for the period. For our two most significant foreign operating currencies, the US dollar and the euro, the resulting rates were £1 = $1.95 and £1 = Euro1.49 respectively. Results for the period ended 31 March 2006 have been retranslated at these exchange rates to facilitate the comparison of results.

EBITA includes a charge for share-based payments of £4.5m (H1 2006: £4.2m).

The Board measures Group and regional performance by using EBITA (earnings before interest, tax and amortisation), which excludes the effects of amortisation of acquired intangible assets and the net amortisation or capitalisation of software development expenditure.

Reconciliation of operating profit to EBITA	Six months ended 31 March 2007 (Unaudited) £m	Six months ended 31 March 2006 (Unaudited) £m
Operating profit	124.9	118.8
Net amortisation/ (capitalisation)of software development expenditure	0.5	(0.3)
Amortisation of acquired intangible assets	13.2	4.6
EBITA	138.6	123.1

3 Reconciliation to statutory revenue and profit before taxation

Reconciliation of revenue

	Six months ended 31 March 2007	Six months ended 31 March 2006

	(Unaudited)	(Unaudited)	Growth
	£m	£m	%
Revenue on foreign currency exchange rate neutral basis	574.7	429.7	34%
Impact of movements in foreign currency exchange rates	-	26.2	
Statutory revenue	574.7	455.9	26%

Reconciliation of profit before taxation

	Six months ended 31 March 2007	Six months ended 31 March 2006	
	(Unaudited)	(Unaudited)	Growth
	£m	£m	%
Profit before taxation on foreign currency exchange rate neutral basis, before amortisation of intangible assets and before 2006 gain on disposal	121.8	108.9	12%
Gain on disposal	-	2.7	
	121.8	111.6	9%
Impact of movements in foreign currency exchange rates	-	6.7	
	121.8	118.3	3%
Amortisation of intangible assets	(13.2)	(4.6)	
Statutory profit before taxation	108.6	113.7	-4%

4 Analysis of change in net debt

	At 1 October 2006		Exchange movement/	At 31 March 2007
	(Audited)	Cash flow	other	(Unaudited)
	£m	£m	£m	£m
Cash and cash equivalents	82.0	(3.8)	(1.7)	76.5
Loans due within one year	(0.9)	0.6	-	(0.3)

Finance leases due within one year	(0.1)	-	-	(0.1)
Loans due after more than one year	(661.7)	39.4	25.7	(596.6)
Finance leases due after more than one year	(0.2)	0.1	-	(0.1)
Cash collected from customers	(12.7)	(3.2)	0.6	(15.3)
	(593.6)	33.1	24.6	(535.9)

Included in cash above is £15.3m (30 September 2006: £12.7m) relating to cash collected from customers, which we are contracted to pay onto another party. A liability for the same amount is included in trade and other payables on the balance sheet and is classified within net debt above.

5 Taxation

The taxation charge for the period comprises:

	Six months ended 31 March 2007 (Unaudited) £m	Six months ended 31 March 2006 (Unaudited) £m	Year ended 30 September 2006 (Audited) £m
UK taxation	11.5	13.8	22.6
Overseas taxation	22.2	21.4	46.0
	33.7	35.2	68.6

The taxation charge gives an effective rate of 31% (H1 2006: 31%).

6 Statutory accounts

The unaudited financial information set out above does not constitute the Company's statutory accounts for the period ended 31 March 2007. The Company's statutory accounts for the year ended 30 September 2006 have been delivered to the Registrar of Companies.

The Group results for the year ended 30 September 2006 have been extracted from those statutory accounts. The Auditors' Report on the accounts to 30 September 2006 was unqualified and did not contain a statement under Section 237 of the Companies Act 1985. Accounts to 30 September 2007 will be delivered in due course.

7 Earnings per share

The calculation of basic earnings per ordinary share is based on earnings, after amortisation, of £74.9m (H1 2006: £78.5m) being the profit for the period and on 1,297,219,728 ordinary 1p shares (H1 2006: 1,287,271,933) being the weighted average number of ordinary shares in issue during the period.

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period, excluding those held in the employee share trust, which are treated as cancelled.

The diluted earnings per ordinary share is based on profit for the period of £ 74.9m (H1 2006: £78.5m) and on 1,305,384,801 ordinary 1p shares (H1 2006: 1,297,329,036).

8 Dividends

The interim dividend of 1.27 pence per share (H1 2006: 1.08 pence per share) will be paid on 15 June 2007 to shareholders on the register at the close of business on 18 May 2007.

*Foreign currency results for the prior half-year ended 31 March 2006 have been retranslated based on the average exchange rates for the half-year ended 31 March 2007 of $1.95/£1 and Euro1.49/£1 to facilitate the comparison of results.

^Pre-tax profit (PBT) and earnings per share (EPS) figures stated prior to amortisation of intangible fixed assets, prior period gain on disposal of £2.7m and neutralisation of foreign exchange movements. A table reconciling adjusted PBT to statutory PBT is shown in Note 3 on page 10.

*Earnings before interest, tax, amortisation of intangible fixed assets and prior period gain on disposal of £2.7m.

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Company	Sage Group PLC
TIDM	SGE
Headline	Additional Listing
Released	16:28 18-May-07
Number	8930W

RNS Number:8930W
Sage Group PLC
18 May 2007

The Sage Group plc

A block listing application has been made for 750,000 Ordinary Shares of 1p each in the Company to be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange.

These shares will be allotted in accordance with the rules of The Sage Group plc 1999 Executive Share Option Scheme. They will be issued fully paid and will rank pari passu in all respects with the existing issued Ordinary Shares of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Sage Group PLC
TIDM	SGE
Headline	Directorate Change
Released	07:00 25-May-07
Number	PRNUK-2405

Sage appoints new chairman

The Sage Group plc ('Sage') announces that it has appointed Tony Hobson, currently Acting Chairman, as non-executive Chairman of Sage, effective immediately. Mr Hobson joined the Sage Board in 2004 and became Chairman of its audit committee in 2005. He is also Chairman of Northern Foods plc and is a non-executive director of HBOS plc and Glas Cymru.

Commenting on the changes, David Clayton, Senior Independent Director, said, 'We are delighted that Tony Hobson has agreed to become Chairman. Tony brings in-depth experience of board management and will provide strong leadership to the Sage board'

Sage will be initiating a search to appoint a new independent non-executive director.

Enquiries:	The Sage Group plc	Tulchan Communications
	Paul Walker, Chief Executive	Andrew Grant
	Paul Harrison, Finance Director	Stephen Malthouse
	Cynthia Alers, Investor Relations Director	Tel: + 44 (0) 20 7353 4200
	Tel: +44 (0) 0191 294 3068	

Notes to editors:

The Sage Group plc is a leading global supplier of business management software solutions and related products and services, principally for small to medium-sized enterprises. Formed in 1981, Sage was floated on the London Stock Exchange in 1989 and now employs over 13,000 people worldwide.

The non-executive directors of Sage in addition to those mentioned above include:

Tim Ingram, appointed to the Sage board in 2002 and chairman of its remuneration committee. He is Chief Executive of Caledonia Investment plc. He was formerly Managing Director of Business to Business Banking at Abbey National plc. He is a non-executive director of Savills plc.

Tamara Ingram, appointed to the Sage board in 2004. She is responsible for WPP plc's Procter & Gamble business worldwide and is CEO of advertising group, Grey UK, chairman of Visit London and chair of the Development Board for the Royal

Court Theatre. She was previously executive chairman of Saatchi and Saatchi.

Ruth Markland, appointed to the Sage board in 2006. She is a non-executive director of Standard Chartered plc and Chairman of the Board of Trustees of WRVS. She was formerly Managing Partner, Asia for the international law firm, Freshfields Bruckhaus Deringer.

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Company	Sage Group PLC
TIDM	SGE
Headline	Directors Shareholding
Released	16:53 25-May-07
Number	PRNUK-2505

The Sage Group plc (the `Company')

25 May 2007

Directors' Shareholdings

The Company has been informed that today David Clayton, a non-executive director of the Company, purchased 6,000 Ordinary shares of 1p each in the Company at a price of 244.68 pence per share.

The Company has also received notification that Elizabeth Clayton who is the wife of David Clayton, a non-executive director of the Company, today purchased 6,000 Ordinary Shares of 1p each in the Company at a price of 244.68 pence per share.

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Company	Sage Group PLC
TIDM	SGE
Headline	Holding(s) in Company
Released	14:27 30-May-07
Number	PRNUK-3005

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

The Sage Group plc

2. Reason for the notification	State Yes/No
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation (iii):	Aviva plc and its subsidiaries
4. Full name of shareholder(s) (if different from 3.) (iv):	BNY Norwich Union Nominees Ltd 14,900,822* BT Globenet Nominees Ltd 17,700* Chase GA Group Nominees Ltd 37,397,224* Chase Nominees Ltd 2,642,742* CUIM Nominee Ltd

	11,709,617*
	*denotes direct interest
	BNP Paribas - London
	400,000
	BNY Norwich Union Nominees Ltd
	531,299
	BONY Londres IIS
	473,154
	Chase Nominees Ltd
	5,269,563
	CUIM Nominee Ltd
	1,272,825
	DLI Sustainable Futures Fund
	178,894
	Vidacos Nominees Ltd
	14,434,559
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	24 May 2007
6. Date on which issuer notified:	25 May 2007
7. Threshold(s) that is/are crossed or reached:	4% to 5% Change at Direct Interest level

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)				
	Number of Shares	Number of Voting Rights (viii)	Number of shares	Number of voting rights (ix)		% of voting rights	
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary Shares	70,035,646	70,035,646	66,668,105	66,668,105	22,560,294	5.12%	1.73%

GB0008021650

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights
		N/A		

Total (A+B)

Number of voting rights	% of voting rights
89,228,399	6.85%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

See section 4

Proxy Voting:

10. Name of the proxy holder:

See section 4

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

Figures are based on a total number of voting rights of 1,301,876,686.

14. Contact name:

Neil Whittaker

15. Contact telephone number:

01603 684420

Annex Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)

Contact address (registered office for legal entities)

Phone number

Other useful information (at least legal representative for legal persons)

B: Identity of the notifier, if applicable (xvii)

Full name

Contact address

Phone number

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)

C: Additional information

Notes

i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii. This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect. [DEL::DEL]

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

vi. Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state `below 3%'.

vii. If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii. Direct and indirect

ix In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]

xv. The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi. This annex is only to be filed with the competent authority.

xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END

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